TIMKEN

2011 ANNUAL REPORT

STAYING POWER

STAYING POWER

Dividends. Paid every year; every quarter. From before the Great Depression to beyond the Great Recession and every quarter in between, Timken has unfailingly rewarded its shareholders.

With one of the longest-running dividend records among publicly traded companies, The Timken Company's dedication to shareholder value is undeniable. The same staying power is also reflected in the company's ongoing leadership in custom designing alloy steels, components and systems found wherever gears and shafts turn. Our customers count on us to create value by engineering, manufacturing and supporting the complex systems that allow their machinery to run more efficiently and reliably. And the Timken team delivers: Nearly 21,000 strong, we contribute every day to a world in motion.



FINANCIAL SUMMARY

(Dollars in Millions, except per share data)	**2011**	2010
Net Sales	**$ 5,170.2**	$ 4,055.5
Income from Continuing Operations	**456.6**	269.5
Income from Discontinued Operations*	**-**	7.4
Net Income attributable to The Timken Company	**$ 454.3**	$ 274.8
Earnings per Share from Continuing Operations – Diluted	**$4.59**	$ 2.73
Net Income per Share – Diluted	**$4.59**	$ 2.81
Dividends per Share	**$0.78**	$ 0.53

* Income from Discontinued Operations is net of income tax and is related to the sale of the company's needle roller bearings operations in December 2009.

NET SALES
($ Billions)



$4.5
$5.0
$3.1
$4.1
$5.2
07 08 09 10 11

EARNINGS PER SHARE FROM CONTINUING OPERATIONS
(DILUTED)



$2.16
$2.89
$(0.64)
$2.73
$4.59
07 08 09 10 11

DIVIDENDS PER SHARE



$0.66
$0.70
$0.45
$0.53
$0.78
07 08 09 10 11

TO OUR SHAREHOLDERS:

TODAY, THE TIMKEN COMPANY STANDS STRONG, WITH ANOTHER YEAR OF PERFORMANCE ACHIEVEMENTS THAT UNDERSCORE THE MAGNITUDE OF OUR TRANSFORMATION.



Augers, new to the Timken product portfolio, strengthen the world's most respected heavy equipment and consumer brands.

OVER THE LAST DECADE, WE SHARPENED OUR STRATEGIC FOCUS AND GREW PROFITABLY WITH A MORE ATTRACTIVE PORTFOLIO. OUR EVOLUTION EXPANDED OUR FIELD OF VISION FROM A RELATIVELY NARROW PRODUCT VIEW WITH SOMEWHAT LIMITED GEOGRAPHIC BREADTH TO A TRULY GLOBAL ENTERPRISE, OFFERING A MORE ROBUST PRODUCT PORTFOLIO ORGANIZED AROUND RAPIDLY GROWING, DIVERSIFIED INDUSTRIAL MARKETS.

WE CONTINUE TO APPLY OUR ENGINEERING KNOW-HOW, BUT TODAY CREATE SUBSTANTIAL AND SUSTAINABLE VALUE IN COUNTLESS NEW WAYS.

FOR OUR CUSTOMERS AND OUR SHAREHOLDERS ALIKE, TIMKEN WORKS DILIGENTLY TO PROVIDE RELIABLE PERFORMANCE WITH EXCELLENT PROSPECTS FOR ONGOING GROWTH AND STABILITY, DESPITE THE INEVITABLE SWINGS IN THE GLOBAL ECONOMY.

By nearly every measure, 2011 stands out as a banner year for Timken. We delivered record results, recovering from the downturn faster than any other time in the company's history. By August, our earnings surpassed all previous years, and we ended the year by setting new records on many fronts: sales, gross profit, net income and earnings per share, as well as in safety, productivity, shipments and customer service.

We experienced unprecedented demand, particularly for our Steel business, which stands distinctly apart from other steelmakers. Our ability to produce custom-designed steels used in demanding mechanical applications flows from our metallurgical prowess and unparalleled know-how. This allows us to differentiate components and systems with strength where it matters. More than half of our specialized steel products cannot be competitively replicated elsewhere in North America.



The company's new revolutionary ADAPT bearings feature a unique design that provides optimal ease of installation, reliability and performance for metal-industry manufacturers.

Our financial results tell the story of the transformed Timken Company: We achieved record sales of $5.2 billion in 2011, up 28 percent over last year, far outpacing the broader economy. Igniting growth in diverse industrial markets around the world, we increased our Process Industries sales by expanding our portfolio with many new products and capabilities. We also drove aftermarket sales to an all-time high, beating by nearly 7 percent the previous record set in 2008.


56%
Product Sales
Tapered Roller Bearings
Spherical Roller Bearings
Cylindrical Roller Bearings
Housed Units
Other Bearings
Services
Non-Bearing Products
2011

In 2000, 96 percent of the company's Process Industries sales were from tapered roller bearings. Since then, Timken tripled the segment's sales and dramatically diversified its product portfolio.

In 2011, we pursued numerous strategic opportunities, investing in resources to serve the high demand and expanding in the critical markets of energy and infrastructure development. In particular, we focused on opportunities where Timken outperforms the competition: in the most challenging applications and harshest environments, from deep within the Earth to the outer reaches of the universe. The more extreme the engineering challenge, the more grueling the conditions, the more value our customers find in Timken.

That value drove record earnings. In 2011, we earned $4.59 per diluted share, which raised our operating income margin to a high of 14.1 percent of sales.

The company grew bigger and also substantially stronger. Significant improvements made across our supply chain allowed us to drive more to the bottom line and manage working capital more efficiently. With higher cash-generation capacity, we supported strategic acquisitions and expansion for profitable growth, while also addressing our legacy pension and retiree medical obligations.

GROWING AND PERFORMING BEYOND EXPECTATIONS

Mobile Industries achieved a record 13.7 percent operating return on $1.8 billion in sales. Despite our concern that some automotive contracts were drawing to a close, we ultimately retained customers and replaced foregone business with a more profitable mix of opportunities in growing markets.



Ward J. Timken, Jr., chairman (left), and James W. Griffith, president and chief executive officer

$292M
INVESTED IN ACQUISITIONS

$76M
DEPLOYED IN DIVIDENDS TO SHAREHOLDERS

Process Industries achieved record financial performance with sales of $1.2 billion and an operating margin of 22.6 percent. Throughout the year, we seized opportunities to enhance this business through investments in new products and acquisitions and expanded sales in Asia by 24 percent over the prior year.

In ***Aerospace and Defense***, late-cycle recovery finally gained traction toward the end of the year although overall sales remained weak. Despite this year's lackluster performance, we remain confident about the business' underlying strength and future prospects. Leveraging the downturn, we have rationalized resources and set a solid foundation for future growth.

Our ***Steel*** segment delivered strong performance with sales of $2 billion and a 13.8 percent operating return on sales. To serve record demand — particularly in the energy and machinery sectors — we took steps to strategically allocate resources across our manufacturing base to satisfy these customer requests.

Drives business brings significant expertise in precision-engineered chain and related products, especially among global equipment manufacturers in agricultural and food processing.



Across the company, efficient business processes and more cost-effective operations directly attributable to our new enterprise system allowed us to successfully serve customers in diverse industries around the world. For example, although we continued to leverage working capital, we ended the year with aftermarket product availability greater than 95 percent, a key performance metric for the distribution channel.

In 2011, we also redeployed cash to shareholders with $76 million in dividends, an increase of 48 percent over 2010, and $44 million in share repurchases. In addition, we invested $292 million in acquisitions and another $205 million in capital improvements. We also continued to fund the company's pension and post-retiree medical plans, contributing $401 million.

INVESTING IN GROWTH

The acquisitions Timken made in the past year broaden our portfolio with capabilities that complement our core product lines. Specifically, we added two companies that present Timken with ripe opportunities for diversification and global expansion:

- In July, we acquired Philadelphia Gear Corp., a leading gear-drive services company, offering a diverse range of industrial and marine gear services.
- In October, we added Drives LLC, a manufacturer of engineered chain, roller chain and conveyor augers, complementing Timken's established capabilities.

In high-speed and high-torque environments, Philadelphia Gear® components and services consistently offer resilience. The world's energy, infrastructure and marine industries rely on Timken to design, manufacture and maintain complex gear drive systems that power the world.



21%
INCREASE IN SALES IN ASIA

21,000
TEAM MEMBERS STRONG

At the same time, we continued to invest in new product developments and expanded operations across our businesses. During the year, we introduced scores of new and customized products, including specialized steel products and a wider selection of sizes for energy and industrial customers; extensions of our popular new line of spherical bearings; UltraWind Seals for wind turbines; and our innovative ADAPT bearings that increase ease of maintenance in metal caster operations.



Capital expenditures in 2011 included $95 million in improvements at our Canton, Ohio-based steel plants for new finishing and forging technologies. Bearing operations in the U.S. and Europe also benefited from numerous smaller investments designed to improve productivity and streamline customer service and logistics.

Our business in Asia likewise continued to grow, with sales up 21 percent, establishing a new record of nearly $570 million. We invested there as well, allocating more than $50 million in capital expenditures to support that expansion. We also added numerous sales and customer-service locations across China and the ASEAN region, including new footholds in Indonesia, Malaysia, Thailand and Vietnam.

More than half of its specialized steel products cannot be competitively replicated elsewhere in North America.

DELIVERING PERFORMANCE

Across our organization, 21,000 team members in 30 countries consistently deliver on our steadfast promise: to make the world more productive by improving the efficiency and reliability of the machinery that keeps industry in motion. Every day, our products assist in the delivery of food, water, energy and safe transport to people around the world. We are proud to be part of the industrial engine that drives economic progress in developing countries and mature markets worldwide.

Thanks to the hard work of our global team, Timken now performs at a higher level and stands ready to withstand the changing economic winds. We deeply appreciate the trust and investment of Timken customers, distributors and shareholders everywhere, and remain committed to delivering exceptional performance at every turn.

Ward J. Timken, Jr.
Chairman

James W. Griffith
President and Chief Executive Officer

February 17, 2012






INDUSTRIAL REVOLUTIONS



From the onset of the industrial age early in the 20th century to the fast-paced development of today's new economies, Timken ingenuity has helped power the engines of progress.

Since the birth of the automotive industry, our products have improved reliability from the inside. We have increased the efficient use of fuel that powers the world and raises the standard of living everywhere. Our knowledge aids exploration to the farthest reaches of space, and the greatest achievements of modern medicine. In these ways, Timken plays a vital role in many of mankind's finest accomplishments.

Surgeon-guided robotic procedures change the face of medicine, aided by Timken® bearings in these and many other health care devices.



What's more, Timken's involvement in these essential innovations extends well beyond the products we create, to our designers, engineers and service teams who collaborate to continuously improve customers' performance across a broad spectrum of industries.

For example, building the Gotthard Tunnel in Switzerland required specially designed systems capable of enduring incredible stresses to cut through 35 miles of Alpine bedrock. By minimizing project-halting misalignments, Timken-equipped cutter assemblies persevered to open the path that paved the way for the world's longest, deepest rail tunnel.

The passion for perfection applies when it comes to the delicate precision of the human heart, where tiny Timken bearings small enough to fit on the head of a push pin play a big part in life-saving procedures. Operating with exacting care in optical systems, these mechanical wonders allow a surgical camera to capture detailed, thermal imaging snapshots in the second between each heartbeat.

Whether precious life or prosperity is on the line, Timken reliability plays a crucial role in revolutionizing industry for the enrichment of human life.



Timken products harness power inside complex machines to cut a mountain pass for railways, propel exploration to the outer edges of space, and perform amazing maneuvers, from infrastructure building to life-saving procedures.








GLOBAL BOND PUT

STAND-OUT PERFORMANCES



Drill bits, like these that bore deep below the ocean floor, depend on high-strength corrosion-resistant Timken® steel.

Timken's performance in 2011 stood out not only because of financial accomplishments but also as a result of the company's ability to provide outstanding value to our customers. We strive each day to earn new and repeat business, upholding our century-long brand promise to provide peace of mind to our customers.

Take the example of India's oldest private-power utility, which relies on Timken to help maintain its coal-crushing equipment. Our journal bearing assemblies operate at the heart of massive coal pulverizers, conveying the raw power to smash coal rock into dust and slack, creating essential fuel for efficient electricity production.

Consider the extreme pressures tested every day by the world's top three oceanic organizations. All three depend on Timken high-performance ceramic bearings to control deep-sea monitoring vehicles exploring the deep recesses of the ocean floors.

Imagine the inhospitable conditions thousands of feet below the Earth's surface, where Timken provides the integral strength of its stator tubes to enable responsible extraction for oil and gas production.



Customers today have even more reasons to consider us their trusted partner: new spherical, cylindrical and housed bearings; the addition of Philadelphia Gear® services; a complementary line of engineered chain and roller chain; innovative seals for railroad bearings, and newly invented custom-melted varieties of steel. It's all just a glimpse of our ability to create new value with enduring performance.

From deep-sea sojourns to the meticulous quest for energy resources, Timken customized steel alloys, powerful bearings and drive-system components perform in the most difficult, high-pressure environments, making new discoveries and technological advances possible.










SCHOOL

MOVING FORWARD

Reliably. Through enduring, practical solutions to the most difficult engineering challenges, we keep **our** customers productive and **their** customers safe. Explore the many ways Timken makes an impact around the world ... and beyond!

Efficiently. We apply our knowledge of friction management and mechanical power transmission in innovative ways to increase efficiency and reduce energy consumption, saving resources while spurring progress. Discover how Timken translates our technical know-how into everyday solutions.

Together. The people of Timken share a commitment to the development and well-being of one another and our communities. Learning, giving and collaborating together, we all grow stronger. Learn more about the people of Timken. Visit us online at **www. timken.com/globalcitizenship**.



www.timken.com/globalcitizenship
Reliably
Efficiently
Together
TIMKEN


MOVING
FORWARD

TIMKEN CONTRIBUTES
TO A WORLD...

IN MOTION

Our bias for action reflects our roots, our expertise and the practical ways in which The Timken Company contributes daily to a world in motion.
Our stewardship lives at the intersection of corporate performance and social responsibility and is an integral part of doing business with integrity.
Find out how Timken engineers a better future.......

Reliably.

Efficiently.

Together.

To learn more, visit
www.timken.com/globalcitizenship.

MANY HAPPY RETURNS



Commuters hurrying home after a day at the office; children arriving to share news of their day at school; happy vacationers retrieving their luggage...they all share a common denominator: Timken technologies are their silent partner in these many happy returns. For journeys near and far, Timken works quietly inside a wide variety of transportation applications around the world, thousands of times every hour.

Each day, thousands of aircraft take wing with new and reconditioned Timken components and touch down on Timken® landing wheel bearings.

Nearly 100,000 times each day, the world's aircraft rely on Timken-equipped landing gear bearings for safe touchdowns. Bullet trains glide on Timken-engineered bearings designed especially for high-speed operation. Australian commuters riding the new Waratah trains in Sydney enjoy smooth, swift rail transportation, thanks to Timken inside.

Whether the environment pushes the extremes for speed, force or temperature, Timken delivers dependable performance under the harshest conditions. From transporting heavy freight loads across the Arctic Circle to drilling deep below the ocean's floor, Timken offers the greatest value when placed in the most challenging conditions.

Timken's finest moments come when lives and livelihoods are on the line: when, against the odds, an Apache helicopter makes its way safely back to base with a Timken-built transmission drained of oil in battle. Or, when miraculous rescue operations allow the world to watch as 33 miners are lifted one-by-one from harrowing depths. Timken is there in so many ways, supporting our customers, bringing everyone safely home.



Timken components perform in returning passengers safely home, landing thousands of daily commercial flights, delivering from danger a battle-torn chopper with a Timken-built transmission, and supporting the miraculous rescue of 33 miners in Chile.



BUSINESS PROFILE

MOBILE INDUSTRIES

Offers bearings and bearing assemblies; power transmission components; industrial chains, augers and related products; and services designed for mobile equipment and vehicles. We apply our engineering expertise and technical know-how to increase the efficiency of agricultural, mining and construction equipment; railcars and locomotives; and trucks and automotive vehicles. Both original equipment manufacturers and their suppliers turn to Timken for rugged solutions that maximize performance, fuel efficiency, reliability and equipment life. We've developed products that resist debris and enhance productivity in some of the toughest operating environments, as well as unique industry solutions, such as seals that provide energy and emissions savings benefits. Our products for the automotive aftermarket, sold through authorized distributors, include hub assemblies, bearings, seals, grease, specialty kits and more. Timken products are found in:

- Commercial Vehicles
- Light Trucks and Passenger Cars
- Farm Tractors
- Combines
- Haul Trucks
- Draglines and Shovels
- Continuous Miners and Longwall Shearers
- Loaders
- Excavators
- Compactors
- Crawler Dozers
- Locomotives
- Freight and Passenger Cars
- High-Speed Rail Systems

PROCESS INDUSTRIES

Supports metals; mining; cement and aggregate production; power generation using coal and wind; food and beverage; oil and gas; pulp and paper; and many more industrial processes that place heavy demands on operating equipment. The Process Industries segment provides a full range of industrial bearings and assemblies; power transmission equipment; couplings; seals; lubricants; chains, component and bearing repair; condition monitoring; and reliability services and gearbox repair to maximize the performance, durability and maintenance intervals for industrial machinery. We combine our capabilities in application and service engineering, as well as our knowledge of materials science, to deliver solutions that meet demanding requirements in both original-equipment and aftermarket channels. Our innovation operates in:

- Heavy-Duty Mining Equipment
- Cement Crushers and Grinding Mills
- Coal Crushers and Pulverizers
- Conveyors and Screens
- Wind Energy Turbines
- Rolling and Continuous Casting Steel Mills
- Paper Mills and Processing
- Equipment for Forest Products
- Gear Drives
- Drawbridges and Heavy Movable Structures
- Oil and Gas Drilling Equipment
- Pumps and Compressors
- Food Processing Systems



AEROSPACE AND DEFENSE

provides power transmission systems and flight-critical components for civil and military aircraft. Our product portfolio includes helicopter transmissions and rotor-head assemblies, bearings, turbine engine components, gears and housings. We focus on the entire lifecycle of aircraft. In addition to original equipment, we provide a wide range of aftermarket products and services for global customers, including complete engine overhaul, bearing repair, component reconditioning and replacement parts. Our precision bearings also have applications in spacecraft and robotic vehicles, like Curiosity, the newest Mars Rover. Customers for these precision bearings also include manufacturers of medical and health equipment, machine tools, industrial motion control systems and precision robotics. Our products are integrated into:

- Gas Turbine Engines and Gearboxes
- Helicopter Transmission Systems
- Rotor Systems
- Auxiliary Power Units
- Landing Gear
- Instrumentation
- Guidance Systems
- Spaceflight Systems
- Sensor Chips/Encoder
- Medical Imaging
- Motion Control Systems
- Machine Tools
- Semiconductor Manufacturing

STEEL

serves customers worldwide by producing custom alloy steels that are recognized as the highest quality, highest performing air-melted products in the world. The Steel Segment produces carbon, micro-alloy and alloy steels in the form of specialty bar, seamless tubing, value-add components, billets and bottom-poured ingots. Our annual melt capacity of more than 1.7 million tons, combined with our expert knowledge of metallurgy, allows us to tailor every order to customers' specifications. By combining steelmaking, heat-treatment, machining and product flow know-how, we help customers achieve new performance levels, improve supply chain efficiency and reduce total costs. Our investment plans will significantly strengthen our position as a leader in providing differentiated solutions for the energy, industrial and automotive markets. Our steel is found in:

- Bearing Races and Rolling Elements
- Heavyweight Drill Pipe
- Drill Bits and Collars
- Stator Tubes
- Wind Energy Gears and Shafts
- Axles, Crankshafts and Connecting Rods
- Diesel Fuel Injectors
- Bushings
- Forgings
- Hydraulic Cylinders
- Pins, Shafts and Rolls
- Ordnance
- Gears and Hubs



BOARD OF DIRECTORS



Frank C. Sullivan
Director since 2003 (A, N)

Chairman and
Chief Executive Officer
RPM International Inc.

Ward J. Timken, Jr.
Director since 2002

Chairman
Board of Directors
The Timken Company

John M. Timken, Jr.
Director since 1986 (A)

Private Investor

John P. Reilly
Director since 2006 (A, C)

Retired Chairman, President
and Chief Executive Officer
Figgie International

John M. Ballbach
Director since 2009 (A)

Chairman, President and
Chief Executive Officer
VWR International, LLC
Executive Officer
Figgie International



Joseph W. Ralston
Lead Director
Director since 2003 (C, N)
Retired General, USAF and
Vice Chairman
The Cohen Group

James W. Griffith
Director since 1999
President and
Chief Executive Officer
The Timken Company

Phillip R. Cox
Director since 2004 (A)
President and
Chief Executive Officer
Cox Financial Corporation

John A. Luke, Jr.
Director since 1999 (C, N)
Chairman and
Chief Executive Officer
MeadWestvaco Corporation

Jacqueline F. Woods
Director since 2000 (C, N)
Retired President
SBC/AT&T Ohio

Ward J. Timken
Director since 1971
President
Timken Foundation

(A) Member of Audit Committee (C) Member of Compensation Committee (N) Member of Nominating and Corporate Governance Committee

OFFICERS AND EXECUTIVES

Ward J. Timken, Jr.
Chairman – Board of Directors

James W. Griffith
President and Chief Executive Officer

Glenn A. Eisenberg
Executive Vice President –
Finance and Administration

Richard G. Kyle
President – Mobile Industries
and Aerospace

Christopher A. Coughlin
President – Process Industries

Salvatore J. Miraglia, Jr.
President – Steel

William R. Burkhart
Senior Vice President and
General Counsel

Philip D. Fracassa
Senior Vice President and Controller –
Bearings and Power Transmissions

Christopher J. Holding
Senior Vice President – Tax and Treasury

J. Ron Menning
Senior Vice President – Asia Pacific

J. Ted Mihaila
Senior Vice President and Controller

Daniel E. Muller
Senior Vice President – Strategy
and Chief Information Officer

Douglas H. Smith
Senior Vice President – Technology
and Quality

Donald L. Walker
Senior Vice President – Human Resources
and Organizational Advancement

Jeffrey A. Clark
Vice President – Strategic Planning

Michael J. Connors
Vice President – Distribution

Russell F. Folger
Vice President – Quality Advancement

Kari L. Groh
Vice President – Communications
and Public Relations

Robert N. Keeler
Vice President – Mobile On-Highway
Engineered Steel Solutions

Thomas A. Kirkpatrick
Vice President – Auditing

Cengiz S. Kurkcu
Vice President – Industrial Engineered
Steel Solutions

James F. Lamb
Vice President – Chain

Robert J. Lapp
Vice President – Government Affairs
and Community Relations

Rory L. Lubic
Vice President – Purchasing

Thomas D. Moline
Vice President – Steel Manufacturing

Alan C. Oberster
Vice President – Environmental,
Health and Safety

Erik A. Paulhardt
Vice President – Aerospace and Defense

Carl D. Rapp
Vice President – Industrial Services

Andreas Roellgen
Managing Director - Europe

Brian J. Ruel
Vice President – Rail

Scott A. Scherff
Corporate Secretary and Vice President –
Ethics and Compliance

Michael T. Schilling
Vice President – Corporate Development

Shawn J. Seanor
Vice President – Oil and Gas Engineered
Steel Solutions

Peter M. Sproson
Vice President – Mobile Industries

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number: 1-1169

TIMKEN

THE TIMKEN COMPANY
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	**34-0577130** (I.R.S. Employer Identification No.)
1835 Dueber Avenue, S.W., Canton, Ohio (Address of principal executive offices)	**44706** (Zip Code)

(330) 438-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

As of June 30, 2011, the aggregate market value of the registrant's common shares held by non-affiliates of the registrant was $4,481,899,833 based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at January 31, 2012
Common Shares, without par value	97,739,712 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Shareholders to be held May 8, 2012 (Proxy Statement)	Part III

THE TIMKEN COMPANY

INDEX TO FORM 10-K REPORT

PART I.

ITEM 1. BUSINESS

GENERAL

As used herein, the term "Timken" or the "Company" refers to The Timken Company and its subsidiaries unless the context otherwise requires. The Timken Company develops, manufactures, markets and sells products for friction management and mechanical power transmission, alloy steels and steel components.

The Company was founded in 1899 by Henry Timken, who received two patents on the design of a tapered roller bearing. Timken grew to become the world's largest manufacturer of tapered roller bearings. Over the years, the Company has expanded its breadth of bearing products beyond tapered roller bearings to include cylindrical, spherical, needle and precision ball bearings. In addition to bearings, Timken further broadened its portfolio to include a wide array of friction management products and maintenance services to improve the operation of customers' machinery and equipment, such as lubricants, seals, bearing maintenance tools and condition-monitoring equipment. The Company also manufactures mechanical power transmission components and assemblies, as well as systems such as helicopter transmissions, high-quality alloy steel, bars and tubing to custom specifications to meet demanding performance requirements and finished and semi-finished steel components.

Timken's global footprint consists of 58 manufacturing facilities, 10 technology and engineering centers, 14 distribution centers and warehouses and nearly 21,000 employees. Timken operates in 30 countries and territories.

INDUSTRY SEGMENTS AND GEOGRAPHICAL FINANCIAL INFORMATION

Information required by this item is incorporated by reference to Note 14 – Segment Information in the Notes to the Consolidated Financial Statements.

MAJOR CUSTOMERS

The Company develops, manufactures, markets and sells products for friction management and power transmission, alloy steels and steel components to many industries and customers. The Company does not have any sales to a single customer that are 10% or more of total sales or segment sales.

PRODUCTS

The Timken Company manufactures and manages global supply chains for two core product lines: anti-friction bearings and adjacent mechanical power transmission components, as well as specialty steel and related precision steel components. Differentiation in these two product lines is achieved by either: (1) product type or (2) the targeted applications utilizing the product.

Bearings and Power Transmission. Selection and development of bearings for customers' applications and demand for high reliability require engineering and sophisticated analytical techniques. Timken's know-how, combined with high precision tolerance, proprietary internal geometry and premium quality material, provide Timken bearings with high load-carrying capacity, excellent friction-reducing qualities and long service lives. The uses for bearings are diverse and can be found in transportation applications that include passenger cars and trucks, heavy trucks, helicopters, airplanes and trains. Ranging in size from precision bearings the size of a pencil eraser to those roughly three meters in diameter, they also are used in a wide variety of industrial applications, ranging from paper and steel mills, mining, oil and gas extraction and production, gear drives, health and positioning control, wind mills and food processing. Timken manufactures or in some cases purchases the required components and then sells them assembled or as individual components in a wide variety of configurations and sizes. In addition to bearings, Timken provides mechanical power transmission products, including chains, augers, gear boxes, seals, lubricants, and related products and services.

Tapered Roller Bearings. The tapered roller bearing is Timken's original entrant to the anti-friction bearing segment. The tapered rollers permit ready absorption of both radial and axial load combinations. For this reason, tapered roller bearings are particularly well-adapted to reducing friction where shafts, gears or wheels are used. Bearings generally consist of four components: (1) the cone or inner race; (2) the cup or outer race; (3) the rollers, which roll between the cup and cone; and (4) the cage, which serves as a retainer and maintains proper spacing between the rollers.

Precision Cylindrical and Ball Bearings. Timken's aerospace facilities produce high-performance ball and cylindrical bearings for ultra high-speed and/or high-accuracy applications in the aerospace, medical and dental, computer and other industries. These bearings utilize ball and straight rolling elements and are in the super precision end of the general ball and straight roller bearing product range in the bearing industry. A majority of these bearings products are custom-designed bearings and spindle assemblies. They often involve specialized materials and coatings for use in applications that subject the bearings to extreme operating conditions of speed and temperature.

Spherical and Cylindrical Roller Bearings. Timken produces spherical and cylindrical roller bearings for large gear drives, rolling mills and other industrial and infrastructure development applications. These products are sold worldwide to original equipment manufacturers and industrial distributors serving major end-markets, including construction and mining, natural resources, defense, pulp and paper production, rolling mills and general industrial goods. The same rigorous analysis and development apply to these products as well.

Chains and Augers. Through the acquisition of Drives LLC in 2011, Timken now manufactures American National Standards Institute (ANSI) precision roller chain, pintle chain, agricultural conveyor chain, engineering class chain, oil field roller chain and auger products. These highly engineered products are vital to a wide range of mobile and industrial machinery applications, including agriculture, oil and gas, aggregate and mining, primary metals, forest products and other heavy industries, including food and beverage and packaged goods sectors, which often require high-end, specialty products such as stainless-steel and corrosion-resistant roller chains.

Gear-Drive Systems. Through the acquisition of Philadelphia Gear Corp. in 2011, Timken now provides aftermarket gear box repair services and gear-drive systems for the industrial, energy and military marine sectors, including refining and pipeline systems, mining, cement, pulp and paper making and water management systems.

Services. Timken also provides bearing reconditioning and repair; condition monitoring and reliability services to maximize performance, durability and maintenance intervals for industrial and railroad customers, both domestically and internationally. Other services include maintenance and rework services for large industrial equipment used in metal mills and energy sectors. The total services accounted for less than 5% of the Company's net sales for the year ended December 31, 2011.

Aerospace Products and Services. Timken's portfolio of parts, systems and services for the aerospace market has grown to include products used in helicopters and fixed-wing aircraft for the military and commercial aviation industries. Timken provides design, manufacturing and testing for a wide variety of power transmission and drive train components including bearings, transmissions, turbine engine components, gears and rotor-head assemblies and housings. Other parts include airfoils (such as blades, vanes, rotors and diffusers), nozzles and other precision flight-critical components.

In addition to original equipment, Timken provides a wide range of aftermarket products and services for global customers, including complete engine overhaul, bearing repair, component reconditioning and replacement parts for gas turbine engines, transmissions and fuel controls, gearboxes and accessory systems in helicopters and fixed-wing aircraft. Our precision bearings also have applications in spacecraft and robotic vehicles, like Curiosity, the newest Mars Rover. Customers for these precision bearings also include manufacturers of medical and health equipment, machine tools, industrial motion control systems and precision robotics.

Steel. Timken produces more than 450 grades of carbon, micro-alloy and alloy steel, which are sold as ingots, bars and tubes in a variety of chemistries, lengths and finishes. Our metallurgical expertise and operational capabilities enable us to provide customized solutions for the automotive, industrial and energy sectors. Timken® specialty steels are used in a wide variety of end products including oil country drill pipe, bits and collars, gears, hubs, axles, crankshafts and connecting rods, bearing races and rolling elements, bushings, fuel injectors, wind energy shafts and other demanding applications, where mechanical power transmission is critical to the end customer.

Precision Steel Components. Timken also produces custom-made steel products, including steel components for automotive and industrial customers. Steel components have provided the Company with the opportunity to further expand its market for tubing and capture higher value-added steel sales by streamlining customer supply chains. It also enables Timken's traditional tubing customers in the automotive and bearing industries to take advantage of ready-to-finish components that cost less than other alternatives. Customization of products is an important component of the Company's steel business where mechanical power transmission is critical to the end customer.

SALES AND DISTRIBUTION

Timken's products in the Mobile Industries, Process Industries and Aerospace and Defense segments are sold principally by its own internal sales organizations. A portion of the Process Industries segment's sales are made through authorized distributors.

Traditionally, a main focus of the Company's sales strategy has consisted of collaborative projects with customers. For this reason, the Company's sales forces are primarily located in close proximity to its customers rather than at production sites. In some instances, the sales forces are located inside customer facilities. The Company's sales force is highly-trained and knowledgeable regarding all friction management products, and employees assist customers during the development and implementation phases and provide ongoing support.

The Company has a joint venture in North America focused on joint logistics and e-business services. This alliance is called CoLinx, LLC and includes five equity members: Timken, SKF Group, the Schaeffler Group, Rockwell Automation and Gates Corporation. The e-business service is focused on information and business services for authorized distributors in the Process Industries segment.

Timken's steel products are sold principally by its own sales organization. Most orders are customized to satisfy customer-specific applications and are shipped directly to customers from Timken's steel manufacturing plants. Less than 10% of Timken's Steel segment net sales are intersegment sales. In addition, sales are made to other anti-friction bearing companies and to the automotive and truck, forging, construction, industrial equipment, oil and gas drilling and aircraft industries and to steel service centers.

Timken has entered into individually negotiated contracts with some of its customers in its Mobile Industries, Process Industries, Aerospace and Defense and Steel segments. These contracts may extend for one or more years and, if a price is fixed for any period extending beyond current shipments, customarily include a commitment by the customer to purchase a designated percentage of its requirements from Timken. Timken does not believe that there is any significant loss of earnings risk associated with any given contract.

COMPETITION

The anti-friction bearing business is highly competitive in every country in which Timken sells products. Timken competes primarily based on price, quality, timeliness of delivery, product design and the ability to provide engineering support and service on a global basis. The Company competes with domestic manufacturers and many foreign manufacturers of anti-friction bearings, including SKF Group, Schaeffler Group, NTN Corporation, JTEKT Corporation (JTEKT) and NSK Ltd.

Competition within the steel industry, both domestically and globally, is intense and is expected to remain so. Principal bar competitors include foreign-owned domestic producers Gerdau Special Steel North America (a unit of Brazilian steelmaker Gerdau, S.A) and Republic Steel (a unit of Mexican steel producer ICH), along with domestic steel producers Steel Dynamics, Inc. and Nucor Corporation. Seamless tubing competitors include foreign-owned domestic producers ArcelorMittal Tubular Products (a unit of Luxembourg-based ArcelorMittal, S.A.), V&M Star Tubes (a unit of Vallourec, S.A.), and Tenaris, S.A. Additionally, Timken competes with a wide variety of offshore producers of both bars and tubes, including Sanyo Special Steel and Ovako. Timken also provides value-added steel products to its customers in the energy, industrial and automotive sectors. Competitors within the value-added market segment include Linamar, Jernberg and Curtis Screw Company.

Maintaining high standards of product quality and reliability, while keeping production costs competitive, is essential to Timken's ability to compete with domestic and foreign manufacturers in both the anti-friction bearing and steel businesses.

JOINT VENTURES

Investments in affiliated companies accounted for under the equity method were approximately $2.0 million and $9.4 million, respectively, at December 31, 2011 and 2010. The amount at December 31, 2011 was reported in other non-current assets on the Consolidated Balance Sheets. The significant decrease between the amount at December 31, 2011 and the amount at December 31, 2010 was due to the impairment and subsequent sale of International Component Supply, Ltda. (ICS). The Company also consolidated one of its investments in affiliated companies, Advanced Green Components (AGC), as a result of it qualifying as a variable interest entity. The net assets of AGC at December 31, 2011 were $0.6 million.

BACKLOG

The following table provides the backlog of orders of Timken's domestic and overseas operations at December 31, 2011 and 2010:

	December 31,	
	2011	2010
(Dollars in millions)		
Segment:		
Mobile Industries	**$ 654.4**	$ 629.3
Process Industries	**421.8**	330.7
Aerospace & Defense	**443.2**	376.4
Steel	**530.7**	872.0
Total Company	**$ 2,050.1**	$ 2,208.4

Approximately 91% of the Company's backlog at December 31, 2011 is scheduled for delivery in the succeeding twelve months. Actual shipments are dependent upon ever-changing production schedules of customers. Accordingly, Timken does not believe that its backlog data and comparisons thereof, as of different dates, are reliable indicators of future sales or shipments.

RAW MATERIALS

The principal raw materials used by Timken in steel manufacturing are scrap metal, nickel, molybdenum and other alloys. The availability and costs of raw materials and energy resources are subject to curtailment or change due to, among other things, new laws or regulations, changes in global demand levels, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. For example, the weighted average consumption cost of scrap metal decreased 49.0% from 2008 to 2009, increased 59.0% from 2009 to 2010 and increased 22.9% from 2010 to 2011.

The Company continues to expect that it will be able to pass a significant portion of cost increases through to customers in the form of price increases or surcharges.

Disruptions in the supply of raw materials or energy resources could temporarily impair the Company's ability to manufacture its products for its customers or require the Company to pay higher prices in order to obtain these raw materials or energy resources from other sources, which could affect the Company's revenues and profitability. Any increase in the costs for such raw materials or energy resources could materially affect the Company's earnings. Timken believes that the availability of raw materials and alloys is adequate for its needs, and, in general, it is not dependent on any single source of supply.

RESEARCH

Timken operates a network of technology and engineering centers to support its global customers with sites in North America, Europe and Asia. This network develops and delivers innovative friction management and mechanical power transmission solutions and technical services. The largest technical center is located in North Canton, Ohio, near Timken's world headquarters. Other sites in the United States include Mesa, Arizona; Manchester, Connecticut; Keene and Lebanon, New Hampshire; and King of Prussia, Pennsylvania. Within Europe, the Company has technology facilities in Ploiesti, Romania; and Colmar, France, and in Asia, it operates technology and engineering facilities in Bangalore, India and Shanghai, China.

Expenditures for research, development and application amounted to approximately $49.6 million, $49.9 million and $50.0 million in 2011, 2010 and 2009, respectively. Of these amounts, approximately $0.3 million, $1.6 million and $1.7 million, respectively, were funded by others in 2011, 2010 and 2009.

ENVIRONMENTAL MATTERS

The Company continues its efforts to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant operational practices. The Company is committed to implementing a documented environmental management system worldwide and to becoming certified under the ISO 14001 standard where appropriate to meet or exceed customer requirements. As of the end of 2011, 21 of the Company's plants had obtained ISO 14001 certification.

The Company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against applicable laws, as well as standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the Company is unsure of the future financial impact to the Company that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone. In addition, the Company is unsure of the future financial impact to the Company that could result from U.S. EPA instituting hourly ambient air quality standards for sulfur dioxide and nitrogen oxide. The Company is also unsure of potential future financial impacts to the Company that could result from possible future legislation regulating emissions of greenhouse gases.

The Company and certain of its U.S. subsidiaries have been designated as potentially responsible parties by the EPA for site investigation and remediation at off-site disposal or recycling facilities under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), known as the Superfund, or state laws similar to CERCLA. In general, such claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to substantially fulfill their proportionate share of the obligation.

Management believes any ultimate liability with respect to pending actions will not materially affect the Company's operations, cash flows or consolidated financial position. The Company is also conducting environmental investigation and/or remediation activities at a number of current or former operating sites. Any liability with respect to such investigation and remediation activities, in the aggregate, is not expected to be material to the operations or financial position of the Company.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require the Company to incur costs or become the basis for new or increased liabilities that could have a materially adverse effect on Timken's business, financial condition or results of operations.

PATENTS, TRADEMARKS AND LICENSES

Timken owns a number of U.S. and foreign patents, trademarks and licenses relating to certain products. While Timken regards these as important, it does not deem its business as a whole, or any industry segment, to be materially dependent upon any one item or group of items.

EMPLOYMENT

At December 31, 2011, Timken had 20,954 employees. Approximately 10% of Timken's U.S. employees are covered under collective bargaining agreements.

AVAILABLE INFORMATION

The Company uses its Investor Relations website, www.timken.com, as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. The Company posts filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including its annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K; its proxy statements; and any amendments to those reports or statements. All such postings and filings are available on the Company's website free of charge. In addition, this website allows investors and other interested persons to sign up to automatically receive e-mail alerts when the Company posts news releases and financial information on the Company's website. The SEC also maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report unless expressly noted.

ITEM 1A. RISK FACTORS

The following are certain risk factors that could affect our business, financial condition and results of operations. The risks that are highlighted below are not the only ones that we face. These risk factors should be considered in connection with evaluating forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in forward-looking statements. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected.

The bearing industry is highly competitive, and this competition results in significant pricing pressure for our products that could affect our revenues and profitability.

The global bearing industry is highly competitive. We compete with domestic manufacturers and many foreign manufacturers of anti-friction bearings, including SKF Group, Schaeffler Group, NTN Corporation, JTEKT and NSK Ltd. The bearing industry is also capital intensive and profitability is dependent on factors such as labor compensation and productivity and inventory management, which are subject to risks that we may not be able to control. Due to the competitiveness within the bearing industry, we may not be able to increase prices for our products to cover increases in our costs. In many cases we face pressure from our customers to reduce prices, which could adversely affect our revenues and profitability. In addition, our customers may choose to purchase products from one of our competitors rather than pay the prices we seek for our products, which could adversely affect our revenues and profitability.

Competition and consolidation in the steel industry, together with potential global overcapacity, could result in significant pricing pressure for our products.

Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. Global production overcapacity has occurred in the past and may recur in the future, which would exert downward pressure on domestic steel prices and result in, at times, a dramatic narrowing, or with many companies the elimination, of gross margins. High levels of steel imports into the United States could exacerbate this pressure on domestic steel prices. In addition, many of our competitors are continuously exploring and implementing strategies, including acquisitions and the addition or repositioning of capacity, which focus on manufacturing higher margin products that compete more directly with our steel products. These factors could lead to significant downward pressure on prices for our steel products, which could have a material adverse effect on our revenues and profitability.

Our business is capital intensive, and if there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

Our business operations are capital intensive, and we devote a significant amount of capital to certain industries. If there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend our operations with respect to those industries, including laying-off employees, recording asset impairment charges and other measures, which may adversely affect our results of operations and profitability.

Weakness in either global economic conditions or in any of the industries in which our customers operate, as well as the cyclical nature of our customers' businesses generally or sustained uncertainty in financial markets, could adversely impact our revenues and profitability by reducing demand and margins.

Our results of operations may be materially affected by the conditions in the global economy generally and in global capital markets. There has been extreme volatility in the capital markets and in the end markets in which our customers operate, which has negatively affected our revenues. Our revenues may also be negatively affected by changes in customer demand, additional changes in the product mix and negative pricing pressure in the industries in which we operate. Margins in those industries are highly sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. As a result, our revenues and earnings are impacted by overall levels of industrial production.

Our results of operations may be materially affected by the conditions in the global financial markets. If an end user cannot obtain financing to purchase our products, either directly or indirectly contained in machinery or equipment, demand for our products will be reduced, which could have a material adverse effect on our financial condition and earnings.

If a customer becomes insolvent or files for bankruptcy, our ability to recover accounts receivable from that customer would be adversely affected and any payment we received during the preference period prior to a bankruptcy filing may be potentially recoverable by the bankruptcy estate. Furthermore, if certain of our customers liquidate in bankruptcy, we may incur impairment charges relating to obsolete inventory and machinery and equipment. In addition, financial instability of certain companies in the supply chain could disrupt production in any particular industry. A disruption of production in any of the industries where we participate could have a material adverse effect on our financial condition and earnings.

Any change in the operation of our raw material surcharge mechanisms, a raw material market index or the availability or cost of raw materials and energy resources could materially affect our revenues and earnings.

We require substantial amounts of raw materials, including scrap metal and alloys and natural gas to operate our business. Many of our customer contracts contain surcharge pricing provisions. The surcharges are generally tied to a widely-available market index for that specific raw material. Recently many of the widely-available raw material market indices have experienced wide fluctuations. Any change in a raw material market index could materially affect our revenues. Any change in the relationship between the market indices and our underlying costs could materially affect our earnings. Any change in our projected year-end input costs could materially affect our last-in, first-out (LIFO) inventory valuation method and earnings.

Moreover, future disruptions in the supply of our raw materials or energy resources could impair our ability to manufacture our products for our customers or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources, and could thereby affect our sales and profitability. Any increase in the prices for such raw materials or energy resources could materially affect our costs and therefore our earnings.

Warranty, recall or product liability claims could materially adversely affect our earnings.

In our business, we are exposed to warranty and product liability claims. In addition, we may be required to participate in the recall of a product. A successful warranty or product liability claim against us, or a requirement that we participate in a product recall, could have a material adverse effect on our earnings.

We may incur further impairment and restructuring charges that could materially affect our profitability.

We have taken approximately $262 million in impairment and restructuring charges, during the last five years. Changes in business or economic conditions, or our business strategy, may result in additional restructuring programs and may require us to take additional charges in the future, which could have a material adverse effect on our earnings.

Environmental laws and regulations impose substantial costs and limitations on our operations and environmental compliance may be more costly than we expect.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations. We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. To date, we have committed significant expenditures in our efforts to achieve and maintain compliance with these requirements at our facilities, and we expect that we will continue to make significant expenditures related to such compliance in the future. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations. From time to time, we may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury.

Unexpected equipment failures or other disruptions of our operations may increase our costs and reduce our sales and earnings due to production curtailments or shutdowns.

Interruptions in production capabilities, especially in our Steel segment, would inevitably increase our production costs and reduce sales and earnings for the affected period. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of equipment, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures.

The global nature of our business exposes us to foreign currency fluctuations that may affect our asset values, results of operations and competitiveness.

We are exposed to the risks of currency exchange rate fluctuations because a significant portion of our net sales, costs, assets and liabilities, are denominated in currencies other than the U.S. dollar. These risks include a reduction in our asset values, net sales, operating income and competitiveness.

For those countries outside the United States where we have significant sales, devaluation in the local currency would reduce the value of our local inventory as presented in our Consolidated Financial Statements. In addition, a stronger U.S. dollar would result in reduced revenue, operating profit and shareholders' equity due to the impact of foreign exchange translation on our Consolidated Financial Statements. Fluctuations in foreign currency exchange rates may make our products more expensive for others to purchase or increase our operating costs, affecting our competitiveness and our profitability.

Changes in exchange rates between the U.S. dollar and other currencies and volatile economic, political and market conditions in emerging market countries have in the past adversely affected our financial performance and may in the future adversely affect the value of our assets located outside the United States, our gross profit and our results of operations.

Global political instability and other risks of international operations may adversely affect our operating costs, revenues and the price of our products.

Our international operations expose us to risks not present in a purely domestic business, including primarily:

- changes in tariff regulations, which may make our products more costly to export or import;
- difficulties establishing and maintaining relationships with local OEMs, distributors and dealers;
- import and export licensing requirements;
- compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and environmental or other regulatory requirements, which could increase our operating and other expenses and limit our operations;
- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the Foreign Corrupt Practices Act;
- difficulty in staffing and managing geographically diverse operations; and
- tax exposures related to cross-border intercompany transfer pricing and other tax risks unique to international operations.

These and other risks may also increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products in the markets in which we operate, which could have a material adverse effect on our revenues and earnings.

Underfunding of our defined benefit and other postretirement plans has caused and may in the future cause a significant reduction in our shareholders' equity.

We recorded a decrease in shareholders' equity related to pension and postretirement benefit liabilities in 2011 primarily due to a decrease in discount rates and lower than expected returns on pension and postretirement assets. In the future, we may be required to record additional charges related to pension and other postretirement liabilities as a result of asset returns, discount rate changes or other actuarial adjustments. These charges may be significant and would cause a significant reduction in our shareholders' equity.

The underfunded status of our pension plans may require large contributions which may divert funds from other uses.

The underfunded status of our pension plans may require us to make large contributions to such plans. We made cash contributions of approximately $291 million, $230 million and $63 million in 2011, 2010 and 2009, respectively, to our defined benefit pension plans and currently expect to make cash contributions of approximately $165 million in 2012 to such plans. However, we cannot predict whether changing economic conditions, the future performance of assets in the plans or other factors will lead us or require us to make contributions in excess of our current expectations, diverting funds we would otherwise apply to other uses.

Our defined benefit plans' assets and liabilities are substantial and expenses and contributions related to those plans are affected by factors outside our control, including the performance of plan assets, interest rates, actuarial data and experience, and changes in laws and regulations.

Our defined benefit pension plans had assets with an estimated value of approximately $2.6 billion and liabilities with an estimated value of approximately $3.1 billion, both as of December 31, 2011. Our future expense and funding obligations for the defined benefit pension plans depend upon a number of factors, including the level of benefits provided for by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine the discount rate to calculate the amount of liabilities, actuarial data and experience and any changes in government laws and regulations. In addition, if the various investments held by our pension trusts do not perform as expected or the liabilities increase as a result of discount rates and other actuarial changes, our pension expense and required contributions would increase and, as a result, could materially adversely affect our business. Due to the value of our defined benefit plan assets and liabilities, even a minor decrease in interest rates, to the extent not offset by contributions or asset returns, could increase our obligations under such plans. We may be legally required to make contributions to the pension plans in the future in excess of our current expectations, and those contributions could be material.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially affect our earnings.

A work stoppage at one or more of our facilities could have a material adverse effect on our business, financial condition and results of operations. Also, if one or more of our customers were to experience a work stoppage, that customer would likely halt or limit purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a wide variety of domestic and foreign laws and regulations that could adversely affect our results of operations, cash flow or financial condition.

We are subject to a wide variety of domestic and foreign laws and regulations, and legal compliance risks, including securities laws, tax laws, employment and pension-related laws, competition laws, U.S. and foreign export and trading laws, and laws governing improper business practices. We are affected by new laws and regulations, and changes to existing laws and regulations, including interpretations by courts and regulators.

Compliance with the laws and regulations described above or with other applicable foreign, federal, state, and local laws and regulations currently in effect or that may be adopted in the future could materially adversely affect our competitive position, operating results, financial condition, and liquidity.

If we are unable to attract and retain key personnel our business could be materially adversely affected.

Our business substantially depends on the continued service of key members of our management. The loss of the services of a significant number of members of our management could have a material adverse effect on our business. Our future success will also depend on our ability to attract and retain highly skilled personnel, such as engineering, finance, marketing and senior management professionals. Competition for these employees is intense, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new high quality employees, our business could be materially adversely affected.

We may not realize the improved operating results that we anticipate from past and future acquisitions and we may experience difficulties in integrating acquired businesses.

We seek to grow, in part, through strategic acquisitions and joint ventures, which are intended to complement or expand our businesses, and expect to continue to do so in the future. These acquisitions involve challenges and risks. In the event that we do not successfully integrate these acquisitions into our existing operations so as to realize the expected return on our investment, our results of operations, cash flow or financial condition could be adversely affected.

Our operating results depend in part on continued successful research, development and marketing of new and/ or improved products and services, and there can be no assurance that we will continue to successfully introduce new products and services.

The success of new and improved products and services depends on their initial and continued acceptance by our customers. Our businesses are affected, to varying degrees, by technological change and corresponding shifts in customer demand, which could result in unpredictable product transitions or shortened life cycles. We may experience difficulties or delays in the research, development, production, or marketing of new products and services which may prevent us from recouping or realizing a return on the investments required to bring new products and services to market. The end result could be a negative impact on our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Timken has manufacturing facilities at multiple locations in the United States and in a number of countries outside the United States. The aggregate floor area of these facilities worldwide is approximately 13,946,000 square feet, all of which, except for approximately 1,471,000 square feet, is owned in fee. The facilities not owned in fee are leased. The buildings occupied by Timken are principally made of brick, steel, reinforced concrete and concrete block construction. All buildings are in satisfactory operating condition in which to conduct business.

Timken's Mobile Industries and Process Industries segments' manufacturing facilities in the United States are located in Bucyrus, Canton and Niles, Ohio; Hueytown, Alabama; Sante Fe Springs, California; New Castle, Delaware; Ball Ground, Georgia; Carlyle, Fulton and Mokena, Illinois; South Bend, Indiana; Lenexa, Kansas; Randleman and Iron Station, North Carolina; Gaffney, Union and Honea Path, South Carolina; Pulaski and Knoxville, Tennessee; Ogden, Utah; Altavista, Virginia; and Ferndale, Washington. These facilities, including warehouses at plant locations and a technology center in Canton, Ohio that primarily serves the Mobile Industries and Process Industries business segments, have an aggregate floor area of approximately 5,295,000 square feet.

Timken's Mobile Industries and Process Industries segments' manufacturing plants outside the United States are located in Benoni, South Africa; Villa Carcina, Italy; Colmar, France; Northampton, England; Ploiesti, Romania; Sao Paulo and Belo Horizonte, Brazil; Jamshedpur and Chennai, India; Sosnowiec, Poland; Delta, Prince George and St. Thomas, Canada; and Wuxi, Xiangtan and Yantai, China. These facilities, including warehouses at plant locations, have an aggregate floor area of approximately 3,885,000 square feet.

Timken's Aerospace and Defense segment's manufacturing facilities in the United States are located in Mesa, Arizona; Los Alamitos, California; Manchester, Connecticut; Keene and Lebanon, New Hampshire; New Philadelphia, Ohio; and Rutherfordton, North Carolina. These facilities, including warehouses at plant locations, have an aggregate floor area of approximately 1,017,000 square feet.

Timken's Aerospace and Defense segment's manufacturing facilities outside the United States are located in Wolverhampton, England; and Chengdu, China. These facilities, including warehouses at plant locations, have an aggregate floor area of approximately 290,000 square feet.

Timken's Steel segment's manufacturing facilities in the United States are located in Canton and Eaton, Ohio; Columbus, North Carolina; and Houston, Texas. These facilities have an aggregate floor area of approximately 3,459,000 square feet. The Steel segment also has a ferrous scrap and recycling operation in Akron, Ohio.

In addition to the manufacturing and distribution facilities discussed above, Timken owns or leases warehouses and steel distribution facilities in the United States, Canada, United Kingdom, France, Mexico, Singapore, Argentina, Australia, Brazil and China.

The plant utilization for the Mobile Industries segment was between approximately 70% and 80% in 2011. The plant utilization for the Process Industries segment was between approximately 70% and 80% in 2011. The plant utilization for the Aerospace and Defense segment was between approximately 50% and 60% in 2011. Finally, the Steel segment plant utilization was between approximately 80% and 90% in 2011. Plant utilization for all of the segments, except Aerospace and Defense, was higher in 2011 than in 2010.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers are elected by the Board of Directors normally for a term of one year and until the election of their successors. All executive officers have been employed by Timken or by a subsidiary of the Company during the past five-year period. The executive officers of the Company as of February 17, 2012 are as follows:

Name	Age	Current Position and Previous Positions During Last Five Years
Ward J. Timken	44	2005 Chairman of the Board
James W. Griffith	58	2002 President and Chief Executive Officer; Director
William R. Burkhart	46	2000 Senior Vice President and General Counsel
Christopher A. Coughlin	51	2007 Senior Vice President – Supply Chain Management 2009 President -- Process Industries 2010 President -- Process Industries & Supply Chain 2011 President -- Process Industries
Glenn A. Eisenberg	50	2002 Executive Vice President – Finance and Administration
Richard G. Kyle	46	2007 Vice President – Manufacturing – Mobile Industries 2009 President – Mobile Industries 2011 President -- Mobile Industries & Aerospace
J. Ted Mihaila	57	2006 Senior Vice President and Controller
Salvatore J. Miraglia, Jr.	61	2005 President – Steel Group

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange under the symbol "TKR." The estimated number of record holders of the Company's common stock at December 31, 2011 was 5,240. The estimated number of beneficial shareholders at December 31, 2011 was 44,238.

The following table provides information about the high and low sales prices for the Company's common stock and dividends paid for each quarter for the last two fiscal years.

	2011			2010		
	Stock prices		**Dividends**	Stock prices		Dividends
	High	**Low**	**per share**	High	Low	per share
First quarter	**$ 52.69**	**$ 44.32**	**$ 0.18**	$ 30.69	$ 22.03	$ 0.09
Second quarter	**$ 57.83**	**$ 45.77**	**$ 0.20**	$ 35.90	$ 25.88	$ 0.13
Third quarter	**$ 52.86**	**$ 31.16**	**$ 0.20**	$ 39.59	$ 24.84	$ 0.13
Fourth quarter	**$ 45.45**	**$ 30.17**	**$ 0.20**	$ 49.35	$ 37.38	$ 0.18

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

ISSUER PURCHASES OF COMMON STOCK:

The following table provides information about purchases of its common stock by the Company during the quarter ended December 31, 2011.

Period	Total number of shares purchased[1]	Average price paid per share[2]	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs[3]
10/1/11 - 10/31/11	2,758	$ 33.07	–	2,000,000
11/1/11 - 11/30/11	2,969	38.99	–	2,000,000
12/1/11 - 12/31/11	2,228	38.55	–	2,000,000
Total	7,955	$ 36.82	–	2,000,000

(1) Represents shares of the Company's common stock that are owned and tendered by employees to exercise stock options, and to satisfy withholding obligations in connection with the exercise of stock options and vesting of restricted shares.

(2) For shares tendered in connection with the vesting of restricted shares, the average price paid per share is an average calculated using the daily high and low of the Company's common stock as quoted on the New York Stock Exchange at the time of vesting. For shares tendered in connection with the exercises of stock options, the price paid is the real time trading stock price at the time the options are exercised.

(3) Pursuant to the Company's 2006 common stock purchase plan, the Company may purchase up to four million shares of common stock at an amount not to exceed $180 million in the aggregate. The Company may purchase shares under its 2006 common stock purchase plan until December 31, 2012. The Company may purchase shares from time to time in open market purchases or privately negotiated transactions. The Company may make all or part of the purchases pursuant to accelerated share repurchases or Rule 10b5-1 plans. On February 10, 2012, the Board of Directors of the Company approved a new stock purchase plan pursuant to which the Company may purchase up to ten million shares of its common stock. This new stock purchase plan replaces the Company's 2006 common stock purchase plan.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

Among The Timken Company, the S&P 500, the S&P 400 Industrials and the Bearing/Steel Peer Group Indices**


$200
$150
$100
$50
2006
2007
2008
2009
2010
2011
Timken
S&P 500
S&P 400
80% Bearings / 20% Steel

*Total return assumes reinvestment of dividends. **Fiscal years ending December 31.

Assumes $100 invested on January 1, 2007, in Timken Common Stock, the S&P 500 Index, the S&P 400 Industrials and the Bearing/Steel Peer Group Indices.

	2007	2008	2009	2010	2011
Timken	$ 114.97	$ 70.80	$ 87.88	$ 179.70	$ 148.32
S&P 500	105.49	66.46	84.05	96.71	98.76
S&P 400 Industrials	119.62	75.91	99.92	130.90	129.38
80% Bearing / 20% Steel	99.24	47.09	76.55	92.86	70.80

**Effective with fiscal year 2011, the custom bearing/steel peer group index has been replaced with the S&P 400 Industrials index because the Company believes it more accurately reflects a peer benchmark for the Company's portfolio of businesses given Timken's strategic initiatives to diversify beyond its heritage bearing and steel product offerings. For comparability, both peer indices have been shown.

The line graph compares the cumulative total shareholder returns over five years for The Timken Company, the S&P 500 Stock Index, the S&P 400 Industrials Index and a custom peer group index that proportionally reflects Timken's bearing and steel businesses. The S&P Steel Index comprises the steel portion of the peer group index. This index is comprised of AK Steel, Allegheny Technologies, Cliffs Natural Resources, Nucor and US Steel. The remaining portion of the peer group index is a self constructed bearing index that consists of five companies. These five companies are Kaydon, JTEKT, NSK, NTN and SKF Group. The last four are non-US bearing companies that are based in Japan (JTEKT, NSK, NTN), and Sweden (SKF Group).

ITEM 6. SELECTED FINANCIAL DATA

SUMMARY OF OPERATIONS AND OTHER COMPARATIVE DATA

	2011	2010	2009	2008	2007
(Dollars in millions, except per share data)					
Statements of Income					
Net sales	**$ 5,170.2**	$ 4,055.5	$ 3,141.6	$ 5,040.8	$ 4,532.1
Gross profit	**1,369.7**	1,021.7	582.7	1,151.9	955.0
Selling, administrative and general expenses	**626.2**	563.8	472.7	657.1	631.2
Impairment and restructuring charges	**14.4**	21.7	164.1	32.8	28.4
Operating income (loss)	**729.1**	436.2	(54.1)	462.0	294.9
Other income (expense), net	**(1.1)**	3.8	(0.1)	16.2	5.1
Interest expense, net	**31.2**	34.5	40.0	38.6	42.3
Income (loss) from continuing operations	**456.6**	269.5	(66.0)	282.6	210.7
Income (loss) from discontinued operations, net of income taxes	**–**	7.4	(72.6)	(11.3)	12.9
Net income (loss) attributable to The Timken Company	**$ 454.3**	$ 274.8	$ (134.0)	$ 267.7	$ 220.1
Balance Sheets					
Inventories, net	**$ 964.4**	$ 828.5	$ 671.2	$ 1,000.5	$ 936.0
Property, plant and equipment – net	**1,308.9**	1,267.7	1,335.2	1,517.0	1,452.8
Total assets	**4,352.1**	4,180.4	4,006.9	4,536.0	4,379.2
Total debt:					
Short-term debt	**22.0**	22.4	26.3	91.5	108.4
Current portion of long-term debt	**14.3**	9.6	17.1	17.1	33.9
Long-term debt	**478.8**	481.7	469.3	515.3	580.6
Total debt	**515.1**	513.7	512.7	623.9	722.9
Net debt:					
Total debt	**515.1**	513.7	512.7	623.9	722.9
Less: cash and cash equivalents and restricted cash	**(468.4)**	(877.1)	(755.5)	(133.4)	(42.9)
Net debt:[1]	**46.7**	(363.4)	(242.8)	490.5	680.0
Total liabilities	**2,309.6**	2,238.6	2,411.3	2,873.0	2,399.2
Shareholders' equity	**$ 2,042.5**	$ 1,941.8	$ 1,595.6	$ 1,663.0	$ 1,980.0
Capital:					
Net debt	**$ 46.7**	$ (363.4)	$ (242.8)	$ 490.5	$ 680.0
Shareholders' equity	**2,042.5**	1,941.8	1,595.6	1,663.0	1,980.0
Net debt + shareholders' equity (capital)	**$ 2,089.2**	$ 1,578.4	$ 1,352.8	$ 2,153.5	$ 2,660.0
Other Comparative Data					
Income (loss) from continuing operations/Net sales	**8.8%**	6.6%	(2.1)%	5.6%	4.6%
Net income (loss) attributable to The Timken Company/Net sales	**8.8%**	6.8%	(4.3)%	5.3%	4.9%
Return on equity[2]	**22.4%**	13.9%	(4.1)%	17.0%	10.6%
Net sales per employee[3]	**$ 253.5**	$ 222.2	$ 168.8	$ 244.3	$ 216.0
Capital expenditures	**$ 205.3**	$ 115.8	$ 114.1	$ 258.1	$ 289.8
Depreciation and amortization	**$ 192.5**	$ 189.7	$ 201.5	$ 200.8	$ 187.9
Capital expenditures/Net sales	**4.0%**	2.9%	3.6%	5.1%	6.4%
Dividends per share	**$ 0.78**	$ 0.53	$ 0.45	$ 0.70	$ 0.66
Basic earnings (loss) per share – continuing operations[4]	**$ 4.65**	$ 2.76	$ (0.64)	$ 2.90	$ 2.17
Diluted earnings (loss) per share – continuing operations[4]	**$ 4.59**	$ 2.73	$ (0.64)	$ 2.89	$ 2.16
Basic earnings (loss) per share[5]	**$ 4.65**	$ 2.83	$ (1.39)	$ 2.78	$ 2.31
Diluted earnings (loss) per share[5]	**$ 4.59**	$ 2.81	$ (1.39)	$ 2.77	$ 2.29
Net debt to capital[1]	**2.2%**	(23.0)%	(17.9)%	22.8%	25.6%
Number of employees at year-end[6]	**20,954**	19,839	16,667	20,550	20,720
Number of shareholders[7]	**44,238**	39,118	27,127	47,742	49,012

[1] The Company presents net debt because it believes net debt is more representative of the Company's financial position than total debt due to the amount of cash and cash equivalents.
[2] Return on equity is defined as income from continuing operations divided by ending shareholders' equity.
[3] Based on average number of employees employed during the year.
[4] Based on average number of shares outstanding during the year.
[5] Based on average number of shares outstanding during the year and includes discontinued operations for all periods presented.
[6] Adjusted to exclude NRB operations and Latrobe Steel for all periods.
[7] Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in millions, except per share data)

OVERVIEW

The Timken Company (Timken or the Company) designs, manufactures, sells and services highly-engineered anti-friction bearings and assemblies, high-quality alloy steels and mechanical power transmission systems, as well as provides a broad spectrum of related products and services. The Company has four operating segments: (1) Mobile Industries; (2) Process Industries; (3) Aerospace and Defense; and (4) Steel. The following is a description of the Company's operating segments:

- **Mobile Industries** provides bearings, mechanical power transmission components, drive- and roller-chains, augers and related products and services to original equipment manufacturers and suppliers of agricultural, construction and mining equipment, passenger cars, light trucks, medium and heavy-duty trucks, rail cars and locomotives, as well as to automotive and heavy truck aftermarket distributors.
- **Process Industries** provides bearings, mechanical power transmission components, industrial chains, and related products and services to original equipment manufacturers and suppliers of power transmission, energy and heavy industries machinery and equipment. This includes rolling mills, cement and aggregate processing equipment, paper mills, sawmills, printing presses, cranes, hoists, drawbridges, wind energy turbines, gear drives, drilling equipment, coal conveyors, coal crushers, marine and food processing equipment. This segment also serves the aftermarket through its global network of authorized industrial distributors.
- **Aerospace and Defense** provides bearings, helicopter transmission systems, rotor head assemblies, turbine engine components, gears and other precision flight-critical components for commercial and military aviation applications and provides aftermarket services, including repair and overhaul of engines, transmissions and fuel controls, as well as aerospace bearing repair and component reconditioning. Additionally, this segment manufactures precision bearings, higher-level assemblies and sensors for manufacturers of health and positioning control equipment.
- **Steel** produces more than 450 grades of carbon and alloy steel, which are sold as ingots, bars and tubes in a variety of chemistries, lengths and finishes. This segment's metallurgical expertise and operational capabilities result in customized solutions for the automotive, industrial and energy sectors. Timken® specialty steels feature prominently in a wide variety of end products including oil country drill pipe, bits and collars, gears, hubs, axles, crankshafts and connecting rods, bearing races and rolling elements, and bushings, fuel injectors and wind energy shafts.

The Company's strategy balances corporate aspirations for sustained growth with a determination to optimize the Company's existing business portfolio, thereby generating strong profits and cash flows. Timken pursues its growth strategy through differentiation and expansion.

- For differentiation, the Company leverages its technological capabilities to enhance existing products and services and to create new products that capture value for its customers. The Company recently broadened its product offering by expanding a line of spherical, cylindrical and housed bearings, developing new products and services – including the new Ecoturn® seal for the railroad industry – and introducing numerous new custom-developed grades of specialty alloy steel.
- Regarding expansion, the Company's strategy is to grow in attractive market sectors, with particular emphasis on those industrial markets that value the reliability offered by the Company's products and create significant aftermarket demand, thereby providing a lifetime of opportunity in both product sales and services. The Company's strategy also encompasses expanding its portfolio in new geographic spaces with an emphasis in Asia. The Company's acquisition strategy is directed at complementing its existing portfolio and expanding the Company's market position globally.

Simultaneously, the Company works to optimize its existing business with specific initiatives aimed at transformation and execution. This includes diversifying the overall portfolio of businesses and products to create further value and profitability, which can include addressing or repositioning underperforming product lines and segments, revising market sector or geographic strategies and divesting non-strategic assets. The Company drives execution by embracing a continuous improvement culture that is charged with lowering costs, eliminating waste, increasing efficiency, encouraging organizational agility and building greater brand equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following items highlight certain of the Company's more significant strategic accomplishments in 2011:

- In October 2011, the Company completed the acquisition of Drives LLC (Drives) for $92 million. Drives is a leading manufacturer of highly engineered drive-chains, roller-chains and conveyor augers for the agricultural and industrial applications. Based in Fulton, Illinois, Drives employs 430 associates and had trailing 12-month sales through September 2011 of approximately $100 million. Sales and EBIT for the Timken Drives business is reported in the Company's Mobile Industries and Process Industries segments based on customer application.
- In August 2011, the Company and The University of Akron announced an open-innovation agreement to accelerate technology. The two organizations plan to combine their expertise in materials and surface engineering technologies at newly established laboratories in The University of Akron's College of Engineering.
- In July 2011, the Company and Stark State College broke ground on a jointly developed 18,000 square foot Wind Energy Research and Development Center in Canton, Ohio, on the Stark State College campus. This new center will be focused on advanced development of bearing systems for wind turbines and other ultra-large applications.
- In July 2011, the Company acquired the assets of Philadelphia Gear Corp. (Philadelphia Gear), a leading provider of high-performance gear drives and components with a strong focus on value-added aftermarket capabilities in the industrial and military marine sectors, for $200 million. Based in King of Prussia, Pennsylvania, with approximately 220 associates, Philadelphia Gear had trailing 12-month sales through June 2011 of approximately $100 million. The Timken Gears and Services business is included in the Process Industries segment.
- In 2011, the Company launched initiatives to enhance productivity and increase output at two of its Canton, Ohio steel facilities. These changes will effectively create new capacity at both of these steel facilities to support growing demand for finished bar products and billets for tubing product which serve customers in the global industrial, oil and gas, and mobile markets. These initiatives include an investment of approximately $35 million for an in-line forge press at the Company's Faircrest Steel Plant.
- In August 2011, the Company announced that it is evaluating an investment of approximately $225 million at its Faircrest Steel Plant. The potential investment would be expected to increase capacity, expand product range and strengthen the competitiveness of Timken's specialty alloy steel bars business. A ladle refiner and a new large-bloom continuous caster would be key components of this investment and would likely target production in 2014. The Company entered into preliminary discussions with suppliers and government agencies, and opened early negotiations with United Steelworkers of America Local 1123 (Union), which represents operative associates in Canton, Ohio, under a collective bargaining agreement scheduled to expire in 2013. The Company and representatives of the Union have tentatively agreed on a five-year contract to replace the existing labor agreement. A ratification vote has been scheduled for February 21, 2012.

RESULTS OF OPERATIONS

2011 compared to 2010

OVERVIEW:

	2011	2010	$ Change	% Change
Net sales	**$ 5,170.2**	$ 4,055.5	$ 1,114.7	27.5 %
Income from continuing operations	**456.6**	269.5	187.1	69.4 %
Income from discontinued operations	**–**	7.4	(7.4)	(100.0)%
Income attributable to noncontrolling interest	**2.3**	2.1	0.2	9.5 %
Net income attributable to The Timken Company	**$ 454.3**	$ 274.8	$ 179.5	65.3 %
Diluted earnings per share:				
Continuing operations	**$ 4.59**	$ 2.73	$ 1.86	68.1 %
Discontinued operations	**–**	0.08	(0.08)	(100.0)%
Diluted earnings per share	**$ 4.59**	$ 2.81	$ 1.78	63.3 %
Average number of shares – diluted	**98,655,513**	97,516,202	–	1.2 %

The Company reported net sales for 2011 of $5.2 billion, compared to $4.1 billion in 2010, a 27.5% increase. The increase in sales was primarily due to higher volume across all business segments except for the Aerospace and Defense segment, higher surcharges, pricing, the impact of acquisitions and the effect of currency rate changes. In 2011, net income per diluted share was $4.59, compared to net income per diluted share of $2.81 in 2010. The Company's net income for 2011 reflects continued improvement in the end market sectors served by the Mobile Industries, Process Industries and Steel segments. In addition, net income for 2011 reflects higher surcharges and pricing and the impact of acquisitions, partially offset by higher raw material and logistics costs and selling, general and administrative expenses.

The income from discontinued operations recognized in 2010 was the result of favorable working capital adjustments from the sale of the Company's Needle Roller Bearings (NRB) operations, completed in December 2009.

Outlook

The Company expects higher sales in the range of approximately 5% to 8% in 2012 compared to 2011, primarily driven by higher volumes across the Process Industries, Aerospace and Defense and Steel business segments, as well as favorable pricing and the full-year impact of acquisitions completed in 2011, partially offset by the effect of currency-rate changes. The Company expects to leverage sales growth from these segments to drive improved operating performance. However, the strengthening margins will be partially offset by lower utilization of manufacturing capacity, higher raw material costs and slightly higher selling, general and administrative expenses to support the higher sales.

From a liquidity standpoint, the Company expects to generate cash from operations of approximately $515 million, which is a 143% increase over 2011, primarily driven by lower working capital increases and lower pension and postretirement contributions. Pension and postretirement contributions are expected to be approximately $265 million in 2012 compared to $416 million in 2011. The Company expects to increase capital expenditures to approximately $345 million in 2012 compared to $205 million in 2011.

THE STATEMENTS OF INCOME

SALES BY SEGMENT:

	2011	2010	$ Change	% Change
(Excludes intersegment sales)				
Mobile Industries	**$ 1,768.9**	$ 1,560.3	$ 208.6	13.4 %
Process Industries	**1,240.5**	900.0	340.5	37.8 %
Aerospace and Defense	**324.1**	338.3	(14.2)	(4.2)%
Steel	**1,836.7**	1,256.9	579.8	46.1 %
Total Company	**$ 5,170.2**	$ 4,055.5	$ 1,114.7	27.5 %

Net sales for 2011 increased $1.1 billion, or 27.5%, compared to 2010, primarily due to higher volume of approximately $530 million principally driven by the Mobile Industries' off-highway and rail market sectors, increases in Process Industries' distribution channel's demand and the Steel segment's industrial and oil and gas market sectors. In addition, the increase in sales reflects higher surcharges of approximately $225 million, higher pricing and favorable sales mix of approximately $185 million, the impact of acquisitions of approximately $120 million and the effect of currency rate changes of approximately $55 million. The favorable impact from acquisitions for 2011 was primarily due to the acquisitions of Philadelphia Gear in July 2011 and Drives in October 2011, as well as the acquisition of QM Bearings and Power Transmission, Inc. (QM Bearings), completed in September 2010.

GROSS PROFIT:

	2011	2010	$ Change	Change
Gross profit	**$ 1,369.7**	$ 1,021.7	$ 348.0	34.1%
Gross profit % to net sales	**26.5%**	25.2%	–	130 bps
Rationalization expenses included in cost of products sold	**$ 6.7**	$ 5.5	$ 1.2	21.8%

Gross profit increased in 2011 compared to 2010, primarily due to the impact of higher sales volume of approximately $230 million, higher surcharges of approximately $225 million and the impact of pricing and sales mix of approximately $180 million, partially offset by higher raw material and logistics costs of approximately $335 million. Gross profit in 2011 also benefited from the impact of acquisitions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

	2011	2010	$ Change	Change
Selling, general and administrative expenses	**$ 626.2**	$ 563.8	$ 62.4	11.1%
Selling, general and administrative expenses % to net sales	**12.1%**	13.9%	–	(180) bps

The increase in selling, general and administrative expenses of $62.4 million in 2011 compared to 2010 was primarily due to higher salaries and related costs to support higher sales volume, as well as higher expense related to incentive compensation plans of approximately $15 million. Selling, general and administrative expenses for 2010 benefited from a favorable adjustment to the allowance for doubtful accounts of approximately $10 million. In addition, the acquisitions of Philadelphia Gear and Drives added approximately $15 million of selling, general and administrative expenses for 2011. Selling, general and administrative expenses, as a percentage of sales, decreased in 2011 compared to 2010 as a result of the Company's ability to effectively leverage these costs against higher sales.

IMPAIRMENT AND RESTRUCTURING CHARGES:

	2011	2010	$ Change
Impairment charges	$ 0.5	$ 4.7	$ (4.2)
Severance and related benefit costs	0.1	6.4	(6.3)
Exit costs	13.8	10.6	3.2
Total	$ 14.4	$ 21.7	$ (7.3)

Impairment and restructuring charges decreased $7.3 million in 2011 compared to 2010. In 2011, the Company recognized $13.8 million of exit costs, which primarily related to its former manufacturing facility in Sao Paulo, Brazil relating to environmental remediation costs and workers compensation claims made by former associates. In 2010, the impairment charges of $4.7 million primarily related to fixed asset impairment charges at the Company's facility in Mesa, Arizona and its former manufacturing facility in Sao Paulo, Brazil. The severance and related benefit costs of $6.4 million recognized in 2010 primarily related to manufacturing workforce reductions that began in 2009 to realign the Company's organization, improve efficiency and reduce costs. The exit costs of $10.6 million recognized in 2010 primarily related to environmental remediation costs at the Company's former manufacturing facility in Sao Paulo, Brazil and a former manufacturing plant in Columbus, Ohio. Refer to Note 10 – Impairment and Restructuring in the Notes to the Consolidated Financial Statements for additional discussion.

INTEREST EXPENSE AND INCOME:

	2011	2010	$ Change	% Change
Interest expense	$ 36.8	$ 38.2	$ (1.4)	(3.7)%
Interest income	$ (5.6)	$ (3.7)	$ (1.9)	(51.4)%

Interest expense for 2011 decreased compared to 2010 primarily due to lower financing costs as a result of the refinancing of the Company's $500 million Amended and Restated Credit Agreement (Senior Credit Facility), which occurred in May 2011. The Company expects to recognize approximately $1.3 million of deferred financing costs on an annual basis, compared to $3.0 million under the previous credit facility. Interest income increased for 2011 compared to 2010 primarily due to higher interest rates on invested cash balances.

INCOME TAX EXPENSE:

	2011	2010	$ Change	Change
Income tax expense	$ 240.2	$ 136.0	$ 104.2	76.6%
Effective tax rate	34.5%	33.5%	–	100 bps

The effective tax rate on the pretax income for 2011 was favorable relative to the U.S. federal statutory rate primarily due to earnings in certain foreign jurisdictions where the effective tax rate is less than 35%, the U.S. manufacturing deduction, the U.S. research tax credit and the net effect of other U.S. tax items, partially offset by losses at certain foreign subsidiaries where no tax benefit could be recorded, U.S. state and local taxes and the net effect of other discrete items.

The effective tax rate for 2010 was favorable relative to the U.S. federal statutory rate primarily due to earnings in certain foreign jurisdictions where the effective tax rate is less than 35%, the U.S. manufacturing deduction, the U.S. research tax credit and the net effect of other U.S. tax items, partially offset by losses at certain foreign subsidiaries where no tax benefit could be recorded, and U.S. state and local taxes. The effective tax rate for 2010 also includes the net impact of a $21.6 million charge in the first quarter to record the deferred tax impact of the Patient Protection and Affordable Care Act of 2010 (as amended) (PPACA), partially offset by a $19.8 million tax benefit in the fourth quarter to record the benefit of contributions made to a newly established Voluntary Employee Benefit Association (VEBA) trust to fund certain retiree healthcare costs.

The change in the effective tax rate in 2011 compared to 2010 was primarily due to certain discrete tax expense items recorded in 2011 and higher U.S. state and local taxes, partially offset by earnings in certain foreign jurisdictions where the effective tax rate is less than 35%.

BUSINESS SEGMENTS:

Effective January 1, 2011, the primary measurement used by management to measure the financial performance of each segment is EBIT (earnings before interest and taxes). Prior to January 1, 2011, the primary measurement used by management to measure the financial performance of each segment was adjusted EBIT (earnings before interest and taxes, excluding the effect of impairment and restructuring, manufacturing rationalization and integration charges, one-time gains or losses on the disposal of non-strategic assets, allocated receipts received or payments made under the U.S. Continued Dumping and Subsidy Offset Act (CDSOA) and gains and losses on the dissolution of subsidiaries). The change in 2011 was primarily due to the completion of most of the Company's previously-announced restructuring initiatives. Segment results for 2010 and 2009 have been reclassified to conform to the 2011 presentation of segments. Refer to Note 14 – Segment Information in the Notes to the Consolidated Financial Statements for the reconciliation of EBIT by segment to consolidated income before income taxes.

The presentation below reconciles the changes in net sales for each segment reported in accordance with U.S. GAAP to net sales adjusted to remove the effects of acquisitions made in 2011 and 2010 and currency exchange rates. The effects of acquisitions and currency exchange rates are removed to allow investors and the Company to meaningfully evaluate the percentage change in net sales on a comparable basis from period to period. During the third quarter of 2011, the Company completed the acquisition of substantially all of the assets of Philadelphia Gear, which is part of the Process Industries segment. During the fourth quarter of 2011, the Company completed the acquisition of Drives, the results of which are reported in the Mobile Industries and Process Industries segments based on customer application. During the fourth quarter of 2010, the Company completed the acquisition of substantially all of the assets of City Scrap and Salvage Co. (City Scrap), which is part of the Steel segment. During the third quarter of 2010, the Company completed the acquisition of QM Bearings, which is part of the Process Industries segment. The year 2010 represents the base year for which the effects of currency are measured; as such, currency is assumed to be zero for 2010.

MOBILE INDUSTRIES SEGMENT:

	2011	2010	$ Change	Change
Net sales, including intersegment sales	**$ 1,769.4**	$ 1,560.6	$ 208.8	13.4%
EBIT	**$ 243.2**	$ 207.6	$ 35.6	17.1%
EBIT margin	**13.7%**	13.3%	–	40 bps

	2011	2010	$ Change	% Change
Net sales, including intersegment sales	**$ 1,769.4**	$ 1,560.6	$ 208.8	13.4%
Acquisitions	**11.1**	–	11.1	NM
Currency	**30.4**	–	30.4	NM
Net sales, excluding the impact of acquisitions and currency	**$ 1,727.9**	$ 1,560.6	$ 167.3	10.7%

The Mobile Industries segment's net sales, excluding the effects of acquisitions and currency-rate changes, increased 10.7% in 2011 compared to 2010, primarily due to higher volume of approximately $140 million and pricing and surcharges of approximately $30 million. The higher volume was seen across most market sectors, led by an approximately 30% increase in off-highway, an approximately 30% increase in rail and an approximately 15% increase in heavy truck, partially offset by an approximately 10% decrease in light-vehicle. EBIT was higher in 2011 compared to 2010, primarily due to the impact of higher volume of approximately $60 million and the impact of pricing and surcharges of approximately $30 million, partially offset by higher raw material and logistics costs of approximately $45 million and higher selling, general and administrative costs of approximately $10 million.

Sales for the Mobile Industries segment are expected to be relatively flat in 2012 compared to 2011, as the full-year impact of 2011 acquisitions, as well as higher pricing, offset lower volume. The expected decrease in volume is primarily due to an approximately 25% decrease in light-vehicle and a 15% decrease in heavy truck, partially offset by a 15% increase in rail. Sales for the Mobile Industries segment, excluding the effect of acquisitions and currency-rate changes, are expected to decrease approximately 5% in 2012, compared to 2011. EBIT for the Mobile Industries segment is expected to decline in 2012 compared to 2011 as a result of lower volumes and higher raw material costs.

PROCESS INDUSTRIES SEGMENT:

	2011	2010	$ Change	Change
Net sales, including intersegment sales	**$ 1,244.6**	$ 903.4	$ 341.2	37.8%
EBIT	**$ 281.6**	$ 133.6	$ 148.0	110.8%
EBIT margin	**22.6%**	14.8%	–	780 bps

	2011	2010	$ Change	% Change
Net sales, including intersegment sales	**$ 1,244.6**	$ 903.4	$ 341.2	37.8%
Acquisitions	**103.8**	–	103.8	NM
Currency	**22.2**	–	22.2	NM
Net sales, excluding the impact of acquisitions and currency	**$ 1,118.6**	$ 903.4	$ 215.2	23.8%

The Process Industries segment's net sales, excluding the effect of acquisitions and currency-rate changes, increased 23.8% for 2011 compared to 2010, primarily due to higher volume of approximately $190 million and pricing and sales mix of approximately $25 million. The higher sales primarily resulted from a 25% increase to industrial distributors. In addition, the higher sales resulted from a 15% increase to original equipment manufacturers, primarily driven by an approximately 30% increase in gear drives and an approximately 25% increase in global energy. EBIT was higher in 2011 compared to 2010 due to the impact of increased volume of approximately $100 million and higher pricing and favorable sales mix of $40 million, partially offset by higher raw material costs of $15 million. EBIT for the Process Industries segments also benefited from acquisitions in 2011.

Sales for the Process Industries segment are expected to increase by 8% to 13% in 2012 compared to 2011. The increase in sales reflects continued strengthening in global industrial distribution, growth in Asia and sales from new product lines, as well as the full-year impact of 2011 acquisitions and pricing. Sales for the Process Industries segment, excluding the effect of acquisitions and currency-rate changes, are expected to increase by approximately 5% to 10% in 2012 compared to 2011. EBIT for the Process Industries segment is expected to be flat in 2012 compared to 2011 as a result of pricing and higher volumes, partially offset by higher raw material costs.

AEROSPACE AND DEFENSE SEGMENT:

	2011	2010	$ Change	Change
Net sales, including intersegment sales	**$ 324.1**	$ 338.3	$ (14.2)	(4.2)%
EBIT	**$ 7.6**	$ 16.7	$ (9.1)	(54.5)%
EBIT margin	**2.3%**	4.9%	–	(260) bps

	2011	2010	$ Change	% Change
Net sales, including intersegment sales	**$ 324.1**	$ 338.3	$ (14.2)	(4.2)%
Currency	**2.2**	–	2.2	NM
Net sales, excluding the impact of currency	**$ 321.9**	$ 338.3	$ (16.4)	(4.8)%

The Aerospace and Defense segment's net sales, excluding the effect of currency-rate changes, decreased 4.8% for 2011 compared to 2010. The decline was due to a decrease in volume of approximately $20 million, partially offset by favorable pricing. The decrease in volume was driven by reduced volume of defense-related products, partially offset by increased volume from commercial aerospace customers. EBIT decreased 54.5% in 2011 compared to 2010, primarily due to the impact of lower volume of approximately $8 million, a product warranty charge of approximately $5 million and an inventory write-down of approximately $3 million, partially offset by favorable pricing and reduced selling, general and administrative costs totaling approximately $7 million.

Sales for the Aerospace and Defense segment are expected to increase by approximately 10% to 15% in 2012 compared to 2011, as a result of anticipated strengthening in the defense and commercial aerospace sectors. EBIT for the Aerospace and Defense segment is expected to be up significantly in 2012 compared to 2011 as a result of higher volumes and better manufacturing efficiency.

STEEL SEGMENT:

	2011	2010	$ Change	Change
Net sales, including intersegment sales	**$ 1,956.5**	$ 1,359.5	$ 597.0	43.9%
EBIT	**$ 270.7**	$ 146.2	$ 124.5	85.2%
EBIT margin	**13.8%**	10.8%	–	300 bps

	2011	2010	$ Change	% Change
Net sales, including intersegment sales	**$ 1,956.5**	$ 1,359.5	$ 597.0	43.9%
Acquisitions	**7.6**	–	7.6	NM
Currency	**0.7**	–	0.7	NM
Net sales, excluding the impact of acquisitions and currency	**$ 1,948.2**	$ 1,359.5	$ 588.7	43.3%

The Steel segment's net sales for 2011, excluding the effects of acquisitions and currency-rate changes, increased 43.3% compared to 2010, due to higher volume of approximately $240 million, higher surcharges of approximately $210 million, higher pricing of approximately $80 million and favorable sales mix of approximately $60 million. The higher volume was experienced across all market sectors, primarily driven by an 80% increase in oil and gas and a 26% increase in industrial. Surcharges increased to $572.8 million in 2011, from $362.7 million in 2010. Approximately 40% of the increase in surcharges was a result of higher volumes. Surcharges are a pricing mechanism that the Company uses to recover scrap steel, energy and certain alloy costs, which are derived from published monthly indices. The average scrap index for 2011 was $482 per ton, compared to $426 per ton for 2010. Steel shipments for 2011 were 1,286,000 tons, compared to 1,026,000 tons for 2010, an increase of 25%. The Steel segment's average selling price, including surcharges, was $1,522 per ton for 2011, compared to an average selling price of $1,325 per ton for 2010. The increase in the average selling prices was primarily the result of higher surcharges and base prices. The higher surcharges were the result of higher prices for certain input raw materials, especially scrap steel and nickel.

The Steel segment's EBIT increased $124.5 million in 2011 compared to 2010, primarily due to higher surcharges of approximately $210 million, pricing and sales mix of approximately $130 million and the impact of higher sales volume of approximately $85 million, partially offset by higher raw material costs of $250 million, higher logistics costs of approximately $25 million and higher LIFO expense. In 2011, the Steel segment recognized LIFO expense of $15.2 million, compared to LIFO expense of $2.8 million in 2010. Raw material costs consumed in the manufacturing process, including scrap steel, alloys and energy, increased 22% in 2011 compared to the prior year, to an average cost of $555 per ton.

Sales for the Steel segment are expected to increase 5% to 10% for 2012 compared to 2011, primarily due to higher average selling prices and slightly higher volume. The Company expects stronger demand, driven by a 13% increase in oil and gas market sectors and a 5% increase in mobile market sectors. EBIT for the Steel segment is expected to increase in 2012 compared to 2011 as higher pricing more than offsets higher raw material costs. Scrap, alloy and energy costs are expected to increase in the near term from current levels as global industrial production improves and then levels off.

CORPORATE:

	2011	2010	$ Change	Change
Corporate expenses	**$ 75.4**	$ 67.4	$ 8.0	11.9%
Corporate expenses % to net sales	**1.5%**	1.7%	–	(20) bps

Corporate expenses increased in 2011 compared to 2010, primarily due to higher performance-based compensation of approximately $8 million.

RESULTS OF OPERATIONS

2010 compared to 2009

OVERVIEW:

	2010	2009	$ Change	% Change
Net sales	**$ 4,055.5**	$ 3,141.6	$ 913.9	29.1%
Income (loss) from continuing operations	**269.5**	(66.0)	335.5	NM
Income (loss) from discontinued operations	**7.4**	(72.6)	80.0	110.2%
Income (loss) attributable to noncontrolling interest	**2.1**	(4.6)	6.7	145.7%
Net income (loss) attributable to The Timken Company	**$ 274.8**	$ (134.0)	$ 408.8	305.1%
Diluted earnings (loss) per share:				
Continuing operations	**$ 2.73**	$ (0.64)	$ 3.37	NM
Discontinued operations	**0.08**	(0.75)	0.83	110.7%
Diluted earnings (loss) per share	**$ 2.81**	$ (1.39)	$ 4.20	302.2%
Average number of shares – diluted	**97,516,202**	96,135,783	–	1.4%

The Company reported net sales for 2010 of $4.1 billion, compared to $3.1 billion in 2009, a 29.1% increase. Sales in 2010 were higher across all business segments except for the Aerospace and Defense segment. The increase in sales was primarily driven by strong demand from the Mobile Industries and Steel segments and the industrial distribution channel within the Process Industries segment, as well as higher surcharges, partially offset by lower sales in the Aerospace and Defense segment. For 2010, diluted earnings per share were $2.81, compared to a net loss per share of $1.39 for 2009. Income from continuing operations per diluted share was $2.73 for 2010, compared to a net loss from continuing operations of $0.64 for 2009.

The Company's results for 2010 reflect the improvement of the end-market sectors served principally by the Mobile Industries and Steel segments, higher surcharges, improved manufacturing performance, lower restructuring costs and the favorable impact of prior-year restructuring initiatives, partially offset by lower demand from aerospace and defense customers, higher raw material costs and related LIFO expense and higher expense related to incentive compensation plans.

The income from discontinued operations recognized in 2010 is the result of favorable working capital adjustments from the sale of the Company's NRB operations, completed in December 2009, while the loss from discontinued operations was due to the negative impact of the deteriorating global economy on NRB's business operations.

THE STATEMENTS OF INCOME

SALES BY SEGMENT:

	2010	2009	$ Change	% Change
(Excludes intersegment sales)				
Mobile Industries	**$ 1,560.3**	$ 1,245.0	$ 315.3	25.3 %
Process Industries	**900.0**	806.0	94.0	11.7 %
Aerospace and Defense	**338.3**	417.7	(79.4)	(19.0)%
Steel	**1,256.9**	672.9	584.0	86.8 %
Total Company	**$ 4,055.5**	$ 3,141.6	$ 913.9	29.1 %

Net sales for 2010 increased $913.9 million, or 29.1%, compared to 2009, primarily due to higher volume of approximately $655 million primarily across the Mobile Industries' light-vehicle, off-highway and heavy truck market sectors, the Process Industries' industrial distribution channel and the Steel segment. Net sales for 2010 also increased due to higher surcharges of approximately $250 million.

GROSS PROFIT:

	2010	2009	$ Change	Change
Gross profit	$ 1,021.7	$ 582.7	$ 439.0	75.3 %
Gross profit % to net sales	25.2%	18.5%	–	670 bps
Rationalization expenses included in cost of products sold	$ 5.5	$ 8.2	$ (2.7)	(32.9)%

Gross profit margins increased in 2010 compared to 2009, due to the impact of higher sales volume of approximately $280 million, higher steel surcharges of approximately $250 million, improved manufacturing utilization of approximately $150 million and improved pricing of approximately $100 million. These increases were partially offset by higher raw material costs of approximately $275 million and related LIFO expense of approximately $90 million.

In 2010, rationalization expenses of $5.5 million included in cost of products sold primarily related to the closure of the manufacturing facility in Sao Paulo, Brazil and the continued rationalization of Process Industries' Canton, Ohio bearing facilities. In 2009, rationalization expenses of $8.2 million included in cost of products sold primarily related to certain Mobile Industries' and Aerospace and Defense manufacturing facilities and the continued rationalization of Process Industries' Canton, Ohio bearing facilities. Rationalization expenses in 2010 primarily consisted of relocation and closure costs. Rationalization expenses in 2009 primarily included the write-down of inventory, accelerated depreciation on assets and the relocation of equipment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

	2010	2009	$ Change	Change
Selling, general and administrative expenses	$ 563.8	$ 472.7	$ 91.1	19.3%
Selling, general and administrative expenses % to net sales	13.9%	15.0%	–	(110) bps

The increase in selling, general and administrative expenses of $91.1 million in 2010 compared to 2009 was primarily due to higher expense related to incentive compensation plans of approximately $65 million, with the remainder of the increase relating to higher employee and professional costs.

IMPAIRMENT AND RESTRUCTURING CHARGES:

	2010	2009	$ Change
Impairment charges	$ 4.7	$ 107.6	$ (102.9)
Severance and related benefit costs	6.4	52.8	(46.4)
Exit costs	10.6	3.7	6.9
Total	$ 21.7	$ 164.1	$ (142.4)

The following discussion explains the major impairment and restructuring charges recorded for the periods presented; however, it is not intended to reflect a comprehensive discussion of all amounts in the tables above. Refer to Note 10 – Impairment and Restructuring in the Notes to the Consolidated Financial Statements for further details by segment.

Workforce Reductions

In 2009, the Company began the realignment of its organization to improve efficiency and reduce costs as a result of the economic downturn that began during the latter part of 2008. The initiative was completed in 2010 and included both selling and administrative cost reductions, as well as manufacturing workforce reductions. During 2010, the Company recorded $5.6 million of severance and related benefit costs to eliminate approximately 200 employees. Of the $5.6 million charge for 2010, $2.0 million related to the Aerospace and Defense segment, $1.6 million related to the Process Industries segment, $1.4 million related to the Mobile Industries segment and $0.6 million related to Corporate positions. During 2009, the Company recorded $42.9 million of severance and related benefit costs, to eliminate approximately 3,280 employees. Of the $42.9 million charge, $26.0 million related to the Mobile Industries segment, $8.5 million related to the Process Industries segment, $3.3 million related to the Steel segment, $3.1 million related to the Aerospace and Defense segment and $2.0 million related to Corporate positions.

Torrington Campus

On July 20, 2009, the Company sold the remaining portion of its Torrington, Connecticut office complex. In anticipation of the loss that the Company expected to record upon completion of the sale of this property, the Company recorded an impairment charge of $6.4 million during the second quarter of 2009.

Mobile Industries

In March 2007, the Company announced the closure of its manufacturing facility in Sao Paulo, Brazil. The Company completed the closure of this manufacturing facility on March 31, 2010. During 2010, the Company recorded $4.4 million of exit costs, $1.3 million of severance and related benefit costs and $1.1 million of impairment charges associated with the closure of this facility. The exit costs were primarily due to site remediation costs. During 2009, the Company recorded $5.2 million of severance and related benefit costs and $1.7 million of exit costs associated with the closure of this facility.

In 2009, the Company recorded impairment charges of $71.7 million for certain fixed assets in the United States, Canada, France and China related to several automotive product lines. The Company reviewed these assets for impairment during the fourth quarter due to declining sales and as part of the Company's initiative to exit programs where adequate returns could not be obtained through pricing initiatives. Incorporating this information into its annual long-term forecasting process, the Company determined the undiscounted projected future cash flows for these product lines could not support the carrying value of these asset groups. The Company then arrived at fair value by either valuing the assets in use where the assets were still producing product or in exchange where the assets had been idled.

In addition to the above charges, the Company recorded $3.1 million of environmental exit costs in 2010 at the site of its former plant in Columbus, Ohio.

Process Industries

In 2009, the Company recorded impairment charges of $27.7 million, exit costs of $1.6 million and severance and related benefits of $0.6 million related to the rationalization of its three bearing plants in Canton, Ohio. In 2009, the Company closed two of the three bearing plants. The significant impairment charge was recorded during the second quarter of 2009 as a result of the rapid deterioration of the market sectors served by one of the rationalized plants resulting in the carrying value of the fixed assets for this plant exceeding their projected future cash flows. The Company then arrived at fair value by either valuing the assets in use, where the assets were still producing product, or in exchange, where the assets had been idled. The fair value was determined based on market comparisons of similar assets. In 2010, the Company recorded $1.0 million of exit costs as a result of Process Industries' rationalization plans primarily due to demolition costs.

In October 2009, the Company announced the consolidation of its distribution centers in Bucyrus, Ohio and Spartanburg, South Carolina into a leased facility near the existing Spartanburg location. The closure of the Bucyrus Distribution Center was completed in June 2011. This initiative is expected to deliver annual pretax savings of approximately $4 million to $8 million. During 2009, the Company recorded $4.5 million of severance and related benefit costs related to this closure.

Aerospace and Defense

In 2010, the Company recorded fixed asset impairment charges of $2.0 million at its location in Mesa, Arizona. The impairment charges were recorded as a result of the carrying value of certain machinery and equipment exceeding their expected future cash flows.

INTEREST EXPENSE AND INCOME:

	2010	2009	$ Change	% Change
Interest expense	**$ 38.2**	$ 41.9	$ (3.7)	(8.8)%
Interest income	**$ (3.7)**	$ (1.9)	$ (1.8)	(94.7)%

Interest expense for 2010 decreased compared to 2009 primarily due to lower average debt levels, partially offset by the amortization of deferred financing costs associated with the refinancing of the Company's former $500 million Amended and Restated Credit Agreement (Former Senior Credit Facility) and the issuance of $250 million aggregate principal amount of fixed-rate 6% unsecured senior notes (Senior Notes), both of which occurred in the third quarter of 2009. Interest income increased for 2010 compared to 2009 due to significantly higher average invested cash balances in 2010.

OTHER INCOME AND EXPENSE:

	2010	2009	$ Change	% Change
CDSOA receipts, net of expenses	**$ 2.0**	$ 3.6	$ (1.6)	(44.4)%
Equity investment impairment loss	**–**	(6.1)	6.1	100.0 %
Other	**1.8**	2.4	(0.6)	(25.0)%
Other income (expense), net	**$ 3.8**	$ (0.1)	$ 3.9	NM

The equity investment impairment loss for 2009 reflects an impairment loss on two of the Company's joint ventures, ICS for $4.7 million and Endorsia International AB (Endorsia) for $1.4 million. The Company recorded the impairment loss as a result of the carrying value of these investments exceeding the expected future cash flows of these joint ventures.

INCOME TAX EXPENSE:

	2010	2009	$ Change	Change
Income tax expense (benefit)	**$ 136.0**	$ (28.2)	$ 164.2	NM
Effective tax rate	**33.5%**	29.9%	–	360 bps

The effective tax rate on the pretax income for 2010 was favorable relative to the U.S. federal statutory rate primarily due to earnings in certain foreign jurisdictions where the effective tax rate is less than 35%, the U.S. manufacturing deduction, the U.S. research tax credit and the net effect of other U.S. tax items, partially offset by losses at certain foreign subsidiaries where no tax benefit could be recorded, and U.S. state and local taxes. The effective tax rate for 2010 also includes the net impact of a $21.6 million charge in the first quarter to record the deferred tax impact of the PPACA, partially offset by a $19.8 million tax benefit in the fourth quarter to record the benefit of contributions made to a newly established VEBA trust to fund certain retiree healthcare costs.

The effective tax rate on the pretax loss for 2009 was unfavorable relative to the U.S. federal statutory tax rate primarily due to losses at certain foreign subsidiaries where no tax benefit could be recorded. This item was partially offset by the U.S. research tax credit and the net effect of other items.

DISCONTINUED OPERATIONS:

	2010	2009	$ Change	% Change
Operating results, net of tax	**$ –**	$ (60.0)	$ 60.0	100.0%
Gain (loss) on disposal, net of tax	**7.4**	(12.6)	20.0	158.7%
Income (loss) from discontinued operations, net of income taxes	**$ 7.4**	$ (72.6)	$ 80.0	110.2%

In December 2009, the Company completed the divestiture of its NRB operations to JTEKT Corporation (JTEKT). Discontinued operations represent operating results of the NRB operations for 2009 and the gain (loss) on disposal of these operations for 2010 and 2009. For 2009, the operating results, net of tax, of the NRB operations were a loss of $60.0 million, primarily due to the deterioration of the markets served by the NRB operations and higher restructuring charges in 2009. The restructuring charges include a pretax impairment loss of $33.7 million and pension curtailment of $2.2 million, as well as other pretax charges related to severance and related benefits of $16.0 million. The impairment loss was the result of the projected proceeds from the sale of NRB operations being lower than the net book value of the net assets expected to be transferred as a result of the sale of the NRB operations to JTEKT. In 2009, the Company recorded a loss on disposal of $12.6 million, net of tax.

In 2010, the Company recognized a gain on disposal of $7.4 million, net of income taxes, as a result of a favorable working capital adjustment. The working capital adjustment was partially offset by a correction of an error of $1.3 million, net of income taxes, related to a foreign currency translation adjustment for the Company's Canadian operations that were sold as part of the NRB divestiture. The Company realized during the third quarter of 2010 that this adjustment should have been written-off in the fourth quarter of 2009 and recognized as part of the loss on the sale of the NRB operations. Management of the Company concluded the effect of this adjustment was immaterial to the Company's 2009 and 2010 financial statements. Refer to Note 2 – Acquisitions and Divestitures in the Notes to the Consolidated Financial Statements for additional discussion.

NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST:

	2010	2009	$ Change	% Change
Net income (loss) attributable to noncontrolling interest	**$ 2.1**	$ (4.6)	$ 6.7	145.7%

For 2010, the net income attributable to noncontrolling interest was $2.1 million, compared to a net loss attributable to noncontrolling interest of $4.6 million in 2009. The increase in net income attributable to noncontrolling interests in 2010 was primarily due to improved market conditions served by subsidiaries in which the Company holds less than 100% ownership.

In 2009, the loss attributable to noncontrolling interest increased by $6.1 million due to a correction of an error related to the $18.4 million goodwill impairment loss the Company recorded in the fourth quarter of 2008 for the Mobile Industries segment. In recording the goodwill impairment loss in the fourth quarter of 2008, the Company did not recognize that a portion of the goodwill impairment loss related to two separate subsidiaries in India and South Africa in which the Company holds less than 100% ownership. As a result, the Company's 2008 financial statements were understated by $6.1 million and the Company's first quarter 2009 financial statements were overstated by $6.1 million. Management concluded the effect of this adjustment was not material to the Company's 2009 or 2008 financial statements.

BUSINESS SEGMENTS:

The presentation below reconciles the changes in net sales for each segment reported in accordance with U.S. GAAP to net sales adjusted to remove the effects of acquisitions made in 2010 and currency exchange rates. The effects of acquisitions and currency exchange rates are removed to allow investors and the Company to meaningfully evaluate the percentage change in net sales on a comparable basis from period to period. During the third quarter of 2010, the Company completed the acquisition of QM Bearings. QM Bearings is part of the Process Industries segment. The acquisition of City Scrap, completed on December 31, 2010, had no impact on the 2010 operating results. The year 2009 represents the base year for which the effects of currency are measured; as a result, currency is assumed to be zero for 2009.

MOBILE INDUSTRIES SEGMENT:

	2010	2009	$ Change	Change
Net sales, including intersegment sales	**$ 1,560.6**	$ 1,245.0	$ 315.6	25.3%
EBIT	**$ 207.6**	$ (85.5)	$ 293.1	342.8%
EBIT margin	**13.3%**	(6.9)%	–	2,020 bps

	2010	2009	$ Change	% Change
Net sales, including intersegment sales	**$ 1,560.6**	$ 1,245.0	$ 315.6	25.3%
Currency	**3.5**	–	3.5	NM
Net sales, excluding the impact of currency	**$ 1,557.1**	$ 1,245.0	$ 312.1	25.1%

The Mobile Industries segment's net sales, excluding the effects of currency-rate changes, increased 25.1% in 2010 compared to 2009, primarily due to higher volume of approximately $220 million and higher pricing of approximately $90 million. The higher sales were seen across all market sectors, led by a 40% increase in heavy truck, a 33% increase in off-highway and a 28% increase in light vehicles. EBIT was higher in 2010 compared to 2009 primarily due to the impact of higher volume and pricing of approximately $180 million, lower impairment and restructuring charges of approximately $95 million, favorable sales mix of approximately $40 million and improved manufacturing utilization of approximately $25 million. These increases were partially offset by higher selling, general and administrative expenses of approximately $30 million and LIFO expense of approximately $25 million.

PROCESS INDUSTRIES SEGMENT:

	2010	2009	$ Change	Change
Net sales, including intersegment sales	**$ 903.4**	$ 808.7	$ 94.7	11.7%
EBIT	**$ 133.6**	$ 72.6	$ 61.0	84.0%
EBIT margin	**14.8%**	9.0%	–	580 bps

	2010	2009	$ Change	% Change
Net sales, including intersegment sales	**$ 903.4**	$ 808.7	$ 94.7	11.7%
Acquisitions	**4.9**	–	4.9	NM
Currency	**1.7**	–	1.7	NM
Net sales, excluding the impact of acquisitions and currency	**$ 896.8**	$ 808.7	$ 88.1	10.9%

The Process Industries segment's net sales, excluding the effect of acquisitions and currency-rate changes, increased 10.9% for 2010 compared to 2009, primarily due to higher volume of approximately $80 million. The increased sales resulted from a 20% increase in the industrial distribution channel, a 116% increase in global wind energy and a 10% increase in gear drives. These increases were partially offset by a 26% decline in the metals sector. EBIT was higher in 2010 compared to 2009 due to the impact of increased volume of approximately $45 million, lower impairment and restructuring charges of approximately $40 million and better manufacturing utilization of approximately $35 million. These increases were partially offset by higher selling, general and administrative expenses of approximately $30 million and higher raw material costs and related LIFO expense of $25 million.

AEROSPACE AND DEFENSE SEGMENT:

	2010	2009	$ Change	Change
Net sales, including intersegment sales	**$ 338.3**	$ 417.7	$ (79.4)	(19.0)%
EBIT	**$ 16.7**	$ 65.4	$ (48.7)	(74.5)%
EBIT margin	**4.9%**	15.7%	–	(1,080) bps

	2010	2009	$ Change	% Change
Net sales, including intersegment sales	**$ 338.3**	$ 417.7	$ (79.4)	(19.0)%
Currency	**(1.4)**	–	(1.4)	NM
Net sales, excluding the impact of currency	**$ 339.7**	$ 417.7	$ (78.0)	(18.7)%

The Aerospace and Defense segment's net sales, excluding the effect currency-rate changes, decreased 18.7% for 2010 compared to 2009. The decline was due to a decrease in volume of approximately $90 million, partially offset by favorable pricing. Volume was down across most market sectors within the Aerospace and Defense segment, especially the defense and civil aviation market sectors. EBIT decreased 74.5% in 2010 compared to 2009, primarily due to lower volume of approximately $35 million, higher manufacturing costs of approximately $20 million and higher LIFO expense of approximately $10 million, partially offset by cost reductions, pricing and sales mix.

STEEL SEGMENT:

	2010	2009	$ Change	Change
Net sales, including intersegment sales	**$ 1,359.5**	$ 714.9	$ 644.6	90.2%
EBIT	**$ 146.2**	$ (63.4)	$ 209.6	330.6%
EBIT margin	**10.8%**	(8.9)%	–	1,970 bps

	2010	2009	$ Change	% Change
Net sales, including intersegment sales	**$ 1,359.5**	$ 714.9	$ 644.6	90.2%
Currency	**0.7**	–	0.7	NM
Net sales, excluding the impact of currency	**$ 1,358.8**	$ 714.9	$ 643.9	90.1%

The Steel segment's net sales for 2010, excluding the effects of currency-rate changes, increased 90.1% compared to 2009, primarily due to higher volume of approximately $445 million, across all market sectors, and higher surcharges of approximately $250 million, partially offset by an unfavorable sales mix of approximately $50 million. Surcharges increased to $350.4 million in 2010 from $100.1 million in 2009. The average scrap index for 2010 was $426 per ton, compared to $258 per ton for 2009. Steel shipments for 2010 were 1,026,000 tons, compared to 595,000 tons for 2009, an increase of 72%. The Steel segment's average selling price, including surcharges, was $1,323 per ton for 2010, compared to an average selling price of $1,202 per ton for 2009. The increase in the average selling prices was primarily the result of higher surcharges, partially offset by unfavorable sales mix. The higher surcharges were the result of higher prices for certain input raw materials, especially scrap steel, molybdenum and nickel.

The Steel segment's EBIT increased $209.6 million in 2010 compared to 2009, primarily due to higher surcharges, the impact of higher sales volume of approximately $175 million and lower manufacturing costs of approximately $110 million, partially offset by the impact of higher raw material costs of approximately $255 million and higher LIFO expense of approximately $40 million. In 2010, the Steel segment recognized LIFO expense of $2.8 million, compared to LIFO income of $37.1 million in 2009. Raw material costs consumed in the manufacturing process, including scrap steel, alloys and energy, increased 38% in 2010 compared to the prior year, to an average cost of $455 per ton.

CORPORATE:

	2010	2009	$ Change	Change
Corporate expenses	**$ 67.4**	$ 51.4	$ 16.0	31.1%
Corporate expenses % to net sales	**1.7%**	1.6%	–	10 bps

Corporate expenses increased in 2010 compared to 2009, as a result of higher performance-based compensation of approximately $18 million.

THE BALANCE SHEETS

The following discussion is a comparison of the Consolidated Balance Sheets at December 31, 2011 and December 31, 2010.

CURRENT ASSETS:	December 31,			
	2011	2010	$ Change	% Change
Cash and cash equivalents	**$ 464.8**	$ 877.1	$ (412.3)	(47.0)%
Restricted cash	**3.6**	–	3.6	NM
Accounts receivable, net	**645.5**	516.6	128.9	25.0 %
Inventories, net	**964.4**	828.5	135.9	16.4 %
Deferred income taxes	**113.7**	100.4	13.3	13.2 %
Deferred charges and prepaid expenses	**12.8**	11.3	1.5	13.3 %
Other current assets	**87.5**	65.3	22.2	34.0 %
Total current assets	**$ 2,292.3**	$ 2,399.2	$ (106.9)	(4.5)%

Refer to the Consolidated Statements of Cash Flows for a discussion of the decrease in cash and cash equivalents. Accounts receivable, net increased as a result of the higher sales in the fourth quarter of 2011 as compared to the same period in 2010, as well as the acquisitions of Philadelphia Gear and Drives. Inventories increased primarily to support higher sales volume and expected future demand. Inventories also increased as a result of acquisitions. The increase in deferred income taxes was primarily due to an increase in book-tax differences related to accrued liabilities, primarily related to incentive-based compensation, and other employee benefit accruals. The increase in other current assets was primarily due to an increase in short-term marketable securities of approximately $30 million, partially offset by the sale of the Company's equity investment in ICS, which had been classified as assets held for sale.

PROPERTY, PLANT AND EQUIPMENT – NET:	December 31,			
	2011	2010	$ Change	% Change
Property, plant and equipment	**$ 3,589.4**	$ 3,454.0	$ 135.4	3.9 %
Less: allowances for depreciation	**(2,280.5)**	(2,186.3)	(94.2)	(4.3)%
Property, plant and equipment – net	**$ 1,308.9**	$ 1,267.7	$ 41.2	3.2 %

The increase in property, plant and equipment – net in 2011 was primarily due to the impact of acquisitions in 2011, as well as capital expenditures in 2011 exceeding depreciation expense.

In November 2010, the Company entered into an agreement to sell the real estate of its former manufacturing facility in Sao Paulo, Brazil. The transfer of this land is expected to be completed in 2012 after the Company has completed the soil remediation of the site and the groundwater remediation plan has been approved. Based on the terms of the agreement, once the title transfers, the Company expects to receive approximately $33.7 million, including interest, over an 18-month period, subject to fluctuations in foreign currency exchange rates.

OTHER ASSETS:

	December 31, 2011	2010	$ Change	% Change
Goodwill	**$ 307.2**	$ 224.4	$ 82.8	36.9%
Other intangible assets	**261.6**	129.2	132.4	102.5%
Deferred income taxes	**141.9**	121.5	20.4	16.8%
Other non-current assets	**40.2**	38.4	1.8	4.7%
Total other assets	**$ 750.9**	$ 513.5	$ 237.4	46.2%

The increase in goodwill was primarily due to the acquisition of Philadelphia Gear and Drives. The increase in other intangible assets was primarily due to current-year acquisitions, partially offset by amortization expense recognized during 2011. The increase in deferred income taxes was primarily due to increases in the Company's accrued pension liabilities during 2011, partially offset by contributions to a VEBA trust for retiree healthcare costs.

CURRENT LIABILITIES:

	December 31, 2011	2010	$ Change	% Change
Short-term debt	**$ 22.0**	$ 22.4	$ (0.4)	(1.8)%
Accounts payable	**287.3**	263.5	23.8	9.0 %
Salaries, wages and benefits	**259.3**	228.8	30.5	13.3 %
Income taxes payable	**70.2**	14.0	56.2	401.4 %
Deferred income taxes	**3.1**	0.7	2.4	342.9 %
Other current liabilities	**188.4**	172.0	16.4	9.5 %
Current portion of long-term debt	**14.3**	9.6	4.7	49.0 %
Total current liabilities	**$ 844.6**	$ 711.0	$ 133.6	18.8 %

The increase in accounts payable was primarily due to higher sales volume. The increase in accrued salaries, wages and benefits was the result of accruals for current-year incentive plans. The increase in income taxes payable was primarily due to the provision for income taxes in 2011 as a result of an increase in income before income taxes and the reclassification of approximately $40 million from other non-current liabilities as a result of an expected closure of a U.S. federal tax audit within the next 12 months. These increases were partially offset by income tax payments during 2011.

NON-CURRENT LIABILITIES:

	December 31, 2011	2010	$ Change	% Change
Long-term debt	**$ 478.8**	$ 481.7	$ (2.9)	(0.6)%
Accrued pension cost	**491.0**	394.5	96.5	24.5 %
Accrued postretirement benefits cost	**395.9**	531.2	(135.3)	(25.5)%
Deferred income taxes	**7.5**	6.0	1.5	25.0 %
Other non-current liabilities	**91.8**	114.2	(22.4)	(19.6)%
Total non-current liabilities	**$ 1,465.0**	$ 1,527.6	$ (62.6)	(4.1)%

The increase in accrued pension cost was primarily due to a decrease in the discount rates used to calculate the projected benefit obligation, as well as returns on pension assets below the expected rate of return of 8.5%, partially offset by contributions of approximately $291 million to the Company's defined benefit pension plans during 2011. The decrease in accrued postretirement benefits cost was primarily due to a contribution of $125 million to a VEBA trust to fund healthcare benefits. The decrease of other non-current liabilities was primarily due to the reclassification of approximately $40 million to income taxes payable for an expected closure of a U.S. federal tax audit within the next 12 months.

SHAREHOLDERS' EQUITY:

	December 31, 2011	2010	$ Change	% Change
Common stock	**$ 942.3**	$ 934.8	$ 7.5	0.8 %
Earnings invested in the business	**2,004.7**	1,626.4	378.3	23.3 %
Accumulated other comprehensive loss	**(889.5)**	(624.7)	(264.8)	(42.4)%
Treasury shares	**(29.2)**	(11.5)	(17.7)	(153.9)%
Noncontrolling interest	**14.2**	16.8	(2.6)	(15.5)%
Total equity	**$ 2,042.5**	$ 1,941.8	$ 100.7	5.2 %

Earnings invested in the business increased in 2011 by net income of $454.3 million, partially offset by dividends declared of $76.0 million. The increase in the accumulated other comprehensive loss was primarily due to a $218.2 million net after-tax pension and postretirement liability adjustment and a $48.5 million decrease in foreign currency translation. The pension and postretirement liability adjustment was primarily due the realization of an actuarial loss in 2011 due to a decrease in the discount rates for defined benefit pension and postretirement plans, as well as lower than expected returns on plan assets, partially offset by the amortization of prior-year service costs and actuarial losses for these plans. The decrease in the foreign currency translation adjustment was due to the U.S, dollar strengthening relative to other currencies, such as the Indian rupee, the South African rand, the Polish zloty, the Brazilian real, Canadian dollar and the Euro. Treasury shares increased during 2011 as a result of the Company repurchasing stock under its 2006 common stock purchase plan.

CASH FLOWS:

	2011	2010	$ Change
Net cash provided by operating activities	**$ 211.7**	$ 312.7	$ (101.0)
Net cash used by investing activities	**(508.0)**	(152.9)	(355.1)
Net cash used by financing activities	**(106.6)**	(32.9)	(73.7)
Effect of exchange rate changes on cash	**(9.4)**	(5.3)	(4.1)
(Decrease) Increase in cash and cash equivalents	**$ (412.3)**	$ 121.6	$ (533.9)

Operating activities provided net cash of $211.7 million in 2011 compared to $312.7 million in 2010. This change was primarily due to higher pension and other postretirement benefit contributions and payments as well as higher cash used by working capital items, partially offset by higher net income. Pension and other postretirement benefit contributions and payments were $456.0 million in 2011, compared to $337.0 million in 2010. Net income attributable to The Timken Company increased $179.5 million in 2011 compared to 2010.

The following chart displays the impact of working capital items on cash during 2011 and 2010:

	2011	2010
Cash Provided (Used):		
Accounts receivable	**$ (111.6)**	$ (104.8)
Inventories	**(125.6)**	(150.0)
Trade accounts payable	**14.9**	105.4
Other accrued expenses	**29.1**	68.3

Investing activities used cash of $508.0 million in 2011 after using cash of $152.9 million in 2010 as a result of an increase in acquisitions of $269.5 million and an increase in capital expenditures of $89.5 million. The increase in acquisitions related to the purchase of Philadelphia Gear, which was completed in July 2011, and the purchase of Drives, which was completed in October 2011.

The net cash used by financing activities was $106.6 million in 2011 after using cash of $32.9 million in 2010. The increase in cash used for financing activities was primarily due to a $26.6 million reduction in proceeds from stock option exercises, a $24.7 million increase in cash dividends paid to shareholders and a $14.6 million increase in the Company's repurchases of its common stock in 2011 compared to 2010. The Company purchased one million shares of its common stock for an aggregate of $43.8 million in 2011 after purchasing one million shares of its common stock for an aggregate of $29.2 million in 2010.

LIQUIDITY AND CAPITAL RESOURCES

Total debt was $515.1 million and $513.7 million at December 31, 2011 and December 31, 2010, respectively. Debt exceeded cash and cash equivalents by $46.7 million at December 31, 2011. Cash and cash equivalents exceeded total debt by $363.4 million at December 31, 2010. Debt in excess of cash as a percentage of total capital was 2.2% at December 31, 2011, compared to cash in excess of debt as a percentage of total capital of 23.0% at December 31, 2010.

Reconciliation of total debt to net (cash) debt and the ratio of net debt to capital:

NET DEBT:	**December 31,**	
	2011	2010
Short-term debt	**$ 22.0**	$ 22.4
Current portion of long-term debt	**14.3**	9.6
Long-term debt	**478.8**	481.7
Total debt	**515.1**	513.7
Less: Cash and cash equivalents	**(464.8)**	(877.1)
Restricted cash	**(3.6)**	–
Net debt (cash)	**$ 46.7**	$ (363.4)

RATIO OF NET DEBT TO CAPITAL:	**December 31,**	
	2011	2010
Net debt (cash)	**$ 46.7**	$ (363.4)
Total equity	**2,042.5**	1,941.8
Net debt (cash) + total equity (capital)	**$ 2,089.2**	$ 1,578.4
Ratio of net debt (cash) to capital	**2.2%**	(23.0)%

The Company presents net debt (cash) because it believes net debt (cash) is more representative of the Company's financial position than total debt due to the amount of cash and cash equivalents.

At December 31, 2011, the Company had no outstanding borrowings under its two-year Asset Receivable Securitization Financing Agreement (Asset Securitization Agreement), which provides for borrowings up to $150 million, subject to certain borrowing base limitations, and is secured by certain domestic trade receivables of the Company. The Company had full availability under the Asset Securitization Agreement at December 31, 2011.

On May 11, 2011, the Company amended and restated its Senior Credit Facility, replacing the Former Senior Credit Facility, which was due to expire on July 10, 2012. The Senior Credit Facility now matures on May 11, 2016. At December 31, 2011, the Company had no outstanding borrowings under the Senior Credit Facility but had letters of credit outstanding totaling $17.2 million, which reduced the availability under the Senior Credit Facility to $482.8 million. Under the Senior Credit Facility, the Company has two financial covenants: a consolidated leverage ratio and a consolidated interest coverage ratio. At December 31, 2011, the Company was in full compliance with the covenants under the Senior Credit Facility and its other debt agreements. The maximum consolidated leverage ratio permitted under the Senior Credit Facility is 3.25 to 1.0. As of December 31, 2011, the Company's consolidated leverage ratio was 0.54 to 1.0. The minimum consolidated interest coverage ratio permitted under the Senior Credit Facility is 4.0 to 1.0. As of December 31, 2011, the Company's consolidated interest coverage ratio was 29.12 to 1.0.

The interest rate under the Senior Credit Facility is based on the Company's consolidated leverage ratio. In addition, the Company pays a facility fee based on the consolidated leverage ratio multiplied by the aggregate commitments of all of the lenders under the Senior Credit Facility.

Other sources of liquidity include lines of credit for certain of the Company's foreign subsidiaries, which provide for borrowings up to $266.2 million. The majority of these lines are uncommitted. At December 31, 2011, the Company had borrowings outstanding of $54.1 million against these lines, which reduced the availability under these facilities to $212.1 million.

The Company expects that any cash requirements in excess of cash on hand and cash generated from operating activities will be met by the committed funds available under its Asset Securitization Agreement and the Senior Credit Facility. Management believes it has sufficient liquidity to meet its obligations through at least the term of the Senior Credit Facility.

At December 31, 2011, approximately $247 million, or 53.1%, of the Company's cash and cash equivalents resided in jurisdictions outside the United States. Repatriation of these funds to the United States could be subject to government restrictions and domestic and foreign taxes. Part of the Company's strategy is to expand its portfolio in new geographic spaces. This may include making investments in facilities and equipment and potential new acquisitions. The Company plans to fund these investments, as well as meet working capital requirements, with cash and cash equivalents and unused lines of credit within the geographic location of these investments when possible.

The Company expects to remain in compliance with its debt covenants. However, the Company may need to limit its borrowings under the Senior Credit Facility or other facilities in order to remain in compliance. As of December 31, 2011, the Company could have borrowed the full amounts available under the Senior Credit Facility and Asset Securitization Agreement and would have still been in compliance with its debt covenants.

The Company expects cash from operations in 2012 to improve 143% over 2011 as the Company anticipates higher net income, as well as lower working capital increases and a decrease in pension and postretirement contributions. The Company expects to make approximately $265 million in pension and postretirement contributions in 2012, compared to $416 million in 2011. The Company also expects to increase capital expenditures to $345 million in 2012 compared to $205 million in 2011, which includes the Company's potential investment at its Faircrest steel plant in Canton, Ohio. This investment is dependent on the Company and the United Steelworkers entering into a new collective bargaining agreement.

CONTRACTUAL OBLIGATIONS:

The Company's contractual debt obligations and contractual commitments outstanding as of December 31, 2011 were as follows:

PAYMENTS DUE BY PERIOD:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Interest payments	$ 224.6	$ 29.4	$ 49.5	$ 24.1	$ 121.6
Long-term debt, including current portion	493.1	14.3	273.6	15.0	190.2
Short-term debt	22.0	22.0	–	–	–
Operating leases	147.7	37.8	57.2	35.0	17.7
Purchase commitments	23.9	14.0	9.9	–	–
Retirement benefits	2,802.8	303.7	568.7	560.0	1,370.4
Total	$ 3,714.1	$ 421.2	$ 958.9	$ 634.1	$ 1,699.9

The interest payments beyond five years primarily relate to medium-term notes that mature over the next 17 years.

As of December 31, 2011, the Company had approximately $87.2 million of total gross unrecognized tax benefits. The Company anticipates a decrease in its unrecognized tax positions of approximately $42 million to $43 million during the next 12 months. The anticipated decrease is primarily due to settlements with tax authorities. Future tax positions are not known at this time and therefore not included in the above summary of the Company's fixed contractual obligations. Refer to Note 15 – Income Taxes in the Notes to the Consolidated Financial Statements for additional discussion.

During 2011, the Company made cash contributions of approximately $291 million to its global defined benefit pension plans, of which $276.4 million was discretionary. The Company also contributed $125 million to a VEBA trust to fund retiree healthcare costs. The Company currently expects to make contributions to its global defined benefit pension plans totaling approximately $165 million in 2012, of which $145 million is discretionary. The Company also currently expects to make contributions to a VEBA trust to fund retiree healthcare costs totaling $100 million in 2012. The Company may consider making additional discretionary contributions to either its global defined benefit pension plans or its postretirement benefit plans during 2012. Returns for the Company's global defined benefit pension plan assets in 2011 were below the expected rate of return assumption of 8.5% due to broad decreases in global equity markets. The lower returns negatively impacted the funded status of the plans at the end of 2011 and are expected to result in higher pension expense in future years. The impact of these unfavorable returns, as well as the impact of the lower discount rate for expense in 2012 compared to 2011 will increase pension expense by approximately $19 million in 2012. Returns for the Company's U.S. defined benefit plan pension assets for 2011 were approximately 4.8%.

During 2011, the Company purchased one million shares of its common stock for approximately $43.8 million in the aggregate under its 2006 common stock purchase plan. This plan authorizes the Company to buy, in the open market or in privately negotiated transactions, up to four million shares of common stock, which are to be held as treasury shares and used for specified purposes, up to an aggregate of $180 million. The authorization expires on December 31, 2012. As of December 31, 2011, the Company had purchased two million shares of its common stock for an aggregate amount of approximately $73.1 million under this plan. On February 10, 2011, the Board of Directors of the Company approved a new common stock purchase plan pursuant to which the Company may purchase up to ten million shares of the Company's common stock. This plan replaces the 2006 common stock purchase plan. The new plan expires on December 31, 2015.

As disclosed in Note 9 – Contingencies and Note 15 – Income Taxes in the Notes to the Consolidated Financial Statements, the Company has exposure for certain legal and tax matters.

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

RECENTLY ADOPTED ACCOUNTING PRONOUNCMENTS:
Information required for this item is incorporated by reference to Note 1 – Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES:
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a discussion of some critical areas that require a higher degree of judgment, estimates and complexity.

Revenue recognition:
The Company recognizes revenue when title passes to the customer. This occurs at the shipping point except for certain exported goods and certain foreign entities, where title passes when the goods reach their destination. Selling prices are fixed based on purchase orders or contractual arrangements. Shipping and handling costs billed to customers are included in net sales and the related costs are included in cost of products sold in the Consolidated Statements of Income.

In July 2011, the Company acquired the assets of Philadelphia Gear. Philadelphia Gear recognizes a portion of their revenues on percentage of completion method. In 2011, the Company recognized approximately $40 million in net sales under the percentage of completion method.

Inventory:
Inventories are valued at the lower of cost or market, with approximately 55% valued by the last-in, first-out (LIFO) method and the remaining 45% valued by the first-in, first-out (FIFO) method. The majority of the Company's domestic inventories are valued by the LIFO method and all of the Company's international (outside the United States) inventories are valued by the FIFO method. An actual valuation of the inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Because these are subject to many factors beyond management's control, annual results may differ from interim results as they are subject to the final year-end LIFO inventory valuation. The Company recognized an increase in its LIFO reserve of $23.1 million for 2011, compared to an increase in its LIFO reserve of $26.9 million for 2010.

Goodwill:
The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management of the Company assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

The goodwill impairment analysis is a two-step process. Step one compares the carrying amount of the reporting unit to its estimated fair value. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, step two is performed, where the reporting unit's carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value of goodwill exceeds the implied fair value of goodwill, impairment exists and must be recognized.

The Company reviews goodwill for impairment at the reporting unit level. The Company's reporting units are the same as its reportable segments: Mobile Industries, Process Industries, Aerospace and Defense and Steel. The Company prepares its goodwill impairment analysis by comparing the estimated fair value of each reporting unit, using an income approach as well as a market approach, with its carrying value.

During 2011, the Company adopted the provisions of Accounting Standards Update (ASU) No. 2011-8, "Intangibles–Goodwill and Other (Topic 350): Testing Goodwill for Impairment," which allows companies to assess qualitative factors to determine if goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. Based on a review of various qualitative factors, management concluded that the goodwill for Process Industries and Steel segments was not impaired and that two-step approach was not required to be performed for these reporting units. Based on a review of various qualitative factors, management concluded that the goodwill for the Aerospace and Defense segment would be tested under the two-step approach. The Mobile Industries segment does not have goodwill.

The income approach requires several assumptions including future sales growth, EBIT (earnings before interest and taxes) margins and capital expenditures. The Company's four reporting units each provide their forecast of results for the next three years. These forecasts are the basis for the information used in the discounted cash flow model. The discounted cash flow model also requires the use of a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the three years forecasted by the reporting units), as well as projections of future operating margins (for the period beyond the forecasted three years). During the fourth quarter of 2011, the Company used a discount rate for the Aerospace and Defense reporting unit of 12% and a terminal revenue growth rate of 3%.

The market approach requires several assumptions including sales multiples and EBITDA (earnings before interest, taxes, depreciation and amortization) multiples for comparable companies that operate in the same markets as the Company's reporting units. During the fourth quarter of 2011, the Company used sales multiples for the Aerospace and Defense reporting unit of 1.3 and EBITDA multiples of 10.5.

As a result of the goodwill impairment analysis performed during the fourth quarter of 2011, the Company recognized no goodwill impairment charges for the year ended December 31, 2011. As of December 31, 2011, the Company had $307.2 million of goodwill on its Consolidated Balance Sheet, of which $162.1 million was attributable to the Aerospace and Defense segment. See Note 7 – Goodwill and Other Intangible Assets in the Notes to Consolidated Financial Statements for the carrying amount of goodwill by segment. The fair value of this reporting unit was $506.8 million compared to a carrying value of $456.8 million. A 120 basis point increase in the discount rate would have resulted in the Aerospace and Defense segment failing step one of the goodwill impairment analysis, which would have required the completion of step two of the goodwill impairment analysis to arrive at a potential goodwill impairment loss. A 1,300 basis point decrease in the projected cash flows would have resulted in the Aerospace and Defense segment failing step one of the goodwill impairment analysis, which would have required the completion of step two of the goodwill impairment analysis to arrive at a potential goodwill impairment loss.

In 2011, the income approach for the Aerospace and Defense segment was weighted by 70% and the market approach was weighted by 30% in arriving at fair value. This is a change from 2010 when the income approach and the market approach were weighted equally in arriving at fair value. The 70/30 weighting was selected to give consideration for the fact that the metrics for the last twelve months for Aerospace and Defense segment were not reflective of expected performance and the discounted-cash flow model provided a more normalized view of future operating conditions for the Aerospace and Defense segment. Had the Company used a 50/50 weighting, the Company would still have passed step one of the goodwill impairment test for the Aerospace and Defense segment for the year ended December 31, 2011.

Restructuring costs:

The Company's policy is to recognize restructuring costs in accordance with Accounting Standards Codification (ASC) 420, "Exit or Disposal Cost Obligations," and ASC 712, "Compensation and Non-retirement Post-Employment Benefits." Detailed contemporaneous documentation is maintained and updated to ensure that accruals are properly supported. If management determines that there is a change in estimate, the accruals are adjusted to reflect this change.

Benefit plans:

The Company sponsors a number of defined benefit pension plans that cover eligible associates. The Company also sponsors several funded and unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and their dependents. These plans are accounted for in accordance with accounting rules for defined benefit pension plans and postretirement plans.

The measurement of liabilities related to these plans is based on management's assumptions related to future events, including discount rates, rates of return on pension plan assets, rates of compensation increases and health care cost trend rates. Management regularly evaluates these assumptions and adjusts them as required and appropriate. Other plan assumptions are also reviewed on a regular basis to reflect recent experience and the Company's future expectations. Actual experience that differs from these assumptions may affect future liquidity, expense and the overall financial position of the Company. While the Company believes that current assumptions are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect the Company's pension and other postretirement employee benefit obligations and its future expense and cash flow.

A discount rate is used to calculate the present value of expected future pension and postretirement cash flows as of the measurement date. The Company establishes the discount rate by constructing a portfolio of high-quality corporate bonds and matching the coupon payments and bond maturities to projected benefit payments under the Company's pension and postretirement welfare plans. The bonds included in the portfolio are generally non-callable. A lower discount rate will result in a higher benefit obligation; conversely, a higher discount rate will result in a lower benefit obligation. The discount rate is also used to calculate the annual interest cost, which is a component of net periodic benefit cost.

For expense purposes in 2011, the Company applied a discount rate of 5.75% for the defined benefit pension plans and 5.50% for the postretirement welfare plans. For expense purposes for 2012, the Company will apply a discount rate of 5.00% for the defined benefit pension plans and 4.85% for the postretirement welfare plans. A .25 percentage point reduction in the discount rate would increase net periodic pension benefit cost by approximately $5.0 million for the defined benefit pension plans and $0.5 million for the postretirement welfare plans for 2012.

The expected rate of return on plan assets is determined by analyzing the historical long-term performance of the Company's pension plan assets, as well as the mix of plan assets between equities, fixed income securities and other investments, the expected long-term rate of return expected for those asset classes and long-term inflation rates. Short-term asset performance can differ significantly from the expected rate of return, especially in volatile markets. A lower-than-expected rate of return on pension plan assets will increase pension expense and future contributions. For expense purposes in 2011, the Company applied an expected rate of return of 8.50% for the Company's pension plan assets. For expense purposes for 2012, the Company will apply an expected rate of return on plan assets of 8.25%. A .25 percentage point reduction in the expected rate of return would increase net periodic pension benefit cost by approximately $6.0 million for 2012. At the end of 2010, the Company established a VEBA trust for certain bargained associates' retiree medical benefits. For expense purposes in 2011, the Company applied an expected rate of return of 5.0% to the VEBA trust assets. For expense purposes for 2012, the Company will continue to apply an expected rate of return of 5.0% to the VEBA trust assets. A .25 percentage point reduction in the expected rate of return would increase net periodic postretirement benefit cost by approximately $0.5 million for 2012.

For measurement purposes for postretirement benefits, the Company assumed a weighted-average annual rate of increase in per capita cost (health care cost trend rate) for medical benefits of 7.9% for 2012, declining steadily for the next 66 years to 5.0%; and 9.0% for prescription drug benefits for 2012, declining steadily for the next 66 years to 5.0%. The assumed health care cost trend rate may have a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would have increased the 2011 total service and interest cost components by $0.8 million and would have increased the postretirement obligation by $15.3 million. A one percentage point decrease would provide corresponding reductions of $0.8 million and $14.2 million, respectively.

The U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act) provides for prescription drug benefits under Medicare Part D (Medicare Subsidy) and contains a tax-free subsidy to plan sponsors who provide "actuarially equivalent" prescription plans. The Company's actuary determined that the prescription drug benefit provided by the Company's postretirement plan is considered to be actuarially equivalent to the benefit provided under the Medicare Act. The effects of the Medicare Act include reductions to the accumulated postretirement benefit obligation and net periodic postretirement benefit cost of $63.4 million and $5.6 million, respectively. The 2011 expected Medicare Subsidy was $3.2 million, of which $0.9 million was received prior to December 31, 2011.

Income taxes:

The Company, which is subject to income taxes in the United States and numerous non-U.S. jurisdictions, accounts for income taxes in accordance with ASC 740, "Income Taxes." Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company records valuation allowances against deferred tax assets by tax jurisdiction when it is more likely than not that such assets will not be realized. In determining the need for a valuation allowance, the historical and projected financial performance of the entity recording the net deferred tax asset is considered along with any other pertinent information. Net deferred tax assets relate primarily to pension and postretirement benefit obligations in the United States, which the Company believes are more likely than not to result in future tax benefits.

In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate income tax determination is uncertain. The Company is regularly under audit by tax authorities. Accruals for uncertain tax positions are provided for in accordance with the requirements of ASC 740-10. The Company records interest and penalties related to uncertain tax positions as a component of income tax expense.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, valuation allowances against deferred tax assets, and accruals for uncertain tax positions.

Other loss reserves:

The Company has a number of loss exposures that are incurred in the ordinary course of business such as environmental claims, product liability, product warranty, litigation and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

OTHER DISCLOSURES:

Foreign Currency

Assets and liabilities of subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the reporting period. Related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions are included in the Consolidated Statements of Income.

The Company recognized a foreign currency exchange loss of $1.4 million for the year ended December 31, 2011 after recognizing foreign currency exchange gains of $4.3 million and $8.2 million during the years ended December 31, 2010 and 2009, respectively. For the year ended December 31, 2011, the Company recorded a negative non-cash foreign currency translation adjustment of $48.5 million that decreased shareholders' equity, compared to a negative non-cash foreign currency translation adjustment of $5.2 million that decreased shareholders' equity for the year ended December 31, 2010. The foreign currency translation adjustments for the year ended December 31, 2011 were negatively impacted by the strengthening of the U.S. dollar relative to other currencies such as the Indian rupee, the South African rand, the Polish zloty, the Brazilian real, the Canadian dollar and the Euro.

Trade Law Enforcement

The U.S. government has an antidumping duty order in effect covering tapered roller bearings from China. The Company is a producer of these bearings in the United States. The U.S. government is currently conducting a review of whether or not this order should continue in place for an additional five years. The U.S. government also had antidumping duty orders in effect on ball bearings from France, Germany, Italy, Japan, and the United Kingdom. The Company produces ball bearings in the U.S. The ball bearing orders on France, Germany, and Italy were sunset effective September, 2011 and are hence revoked. The ball bearing orders on Japan and the U.K. were sunset by a court order in July, 2011. That court decision, however, is now under appeal by the U.S. International Trade Commission, and the Company.

Continued Dumping and Subsidy Offset Act

The CDSOA provides for distribution of monies collected by U.S. Customs from anti-dumping cases to qualifying domestic producers where the domestic producers have continued to invest in their technology, equipment and people. The Company received CDSOA receipts of $3.5 million, $5.2 million and $6.2 million in 2011, 2010 and 2009, respectively. In 2011, the Company reported expenses in excess of CDSOA receipts of $1.1 million. The Company reported CDSOA receipts, net of expenses, of $2.0 million and $3.6 million in 2010 and 2009, respectively.

In September 2002, the World Trade Organization (WTO) ruled that CDSOA payments are not consistent with international trade rules. In February 2006, U.S. legislation was enacted that would end CDSOA distributions for dumped imports covered by anti-dumping duty orders entering the United States after September 30, 2007. Instead, any such anti-dumping duties collected would remain with the U.S. Treasury. This legislation would be expected to eventually reduce any distributions in years beyond 2007, with distributions eventually ceasing. Several countries have objected that this U.S. legislation is not consistent with WTO rulings, and have been granted retaliation rights by the WTO, typically in the form of increased tariffs on some imported goods from the United States. The European Union and Japan have been retaliating in this fashion against the operation of U.S. law.

In 2006, the U.S. Court of International Trade (CIT) ruled, in two separate decisions, that the procedure for determining recipients eligible to receive CDSOA distributions is unconstitutional. In February 2009, the U.S. Court of Appeals for the Federal Circuit reversed both decisions of the CIT. In December 2009, a plaintiff petitioned the U.S. Supreme Court to hear a further appeal, but the Supreme Court declined the petition, allowing the appellate court reversals to stand. There are, however, several remaining constitutional challenges to the CDSOA law that are now before the CIT. The Company is unable to determine, at this time, what the ultimate outcome of litigation regarding CDSOA will be.

There are a number of factors that can affect whether the Company receives any CDSOA distributions and the amount of such distributions in any given year. These factors include, among other things, potential additional changes in the law, ongoing and potential additional legal challenges to the law and the administrative operation of the law. Accordingly, the Company cannot reasonably estimate the amount of CDSOA distributions it will receive in future years, if any. It is possible that court rulings might prevent the Company from receiving any CDSOA distributions in 2012 and beyond. Any reduction of CDSOA distributions would reduce the Company's earnings and cash flow.

Quarterly Dividend

On February 10, 2012, the Company's Board of Directors declared a quarterly cash dividend of $0.23 per share. The dividend will be paid on March 2, 2012 to shareholders of record as of February 21, 2012. This will be the 359th consecutive dividend paid on the common stock of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements set forth in this Annual Report on Form 10-K and in the Company's 2011 Annual Report to Shareholders (including the Company's forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, Management's Discussion and Analysis on pages 17 through 41 contains numerous forward-looking statements. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. The Company cautions readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of the Company due to a variety of factors, such as:

a) deterioration in world economic conditions, including additional adverse effects from the global economic slowdown, terrorism or hostilities. This includes: political risks associated with the potential instability of governments and legal systems in countries in which the Company or its customers conduct business, and changes in currency valuations;

b) the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which the Company operates. This includes: the ability of the Company to respond to rapid changes in customer demand, the effects of customer bankruptcies or liquidations, the impact of changes in industrial business cycles, and whether conditions of fair trade continue in the U.S. markets;

c) competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors, and new technology that may impact the way the Company's products are sold or distributed;

d) changes in operating costs. This includes: the effect of changes in the Company's manufacturing processes; changes in costs associated with varying levels of operations and manufacturing capacity; availability of raw materials and energy; the Company's ability to mitigate the impact of fluctuations in raw materials and energy costs and the operation of the Company's surcharge mechanism; changes in the expected costs associated with product warranty claims; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; and changes in the cost of labor and benefits;

e) the success of the Company's operating plans; the ability to integrate acquired companies; the ability of acquired companies to achieve satisfactory operating results, including results being accretive to earnings; and the Company's ability to maintain appropriate relations with unions that represent Company associates in certain locations in order to avoid disruptions of business;

f) unanticipated litigation, claims or assessments. This includes: claims or problems related to intellectual property, product liability or warranty, environmental issues, and taxes;

g) changes in worldwide financial markets, including availability of financing and interest rates, which affect: the Company's cost of funds and/or ability to raise capital; the Company's pension obligations and investment performance; and/or customer demand and the ability of customers to obtain financing to purchase the Company's products or equipment that contain the Company's products; and

h) those items identified under Item 1A. Risk Factors on pages 6 through 10.

Additional risks relating to the Company's business, the industries in which the Company operates or the Company's common stock may be described from time to time in the Company's filings with the Securities and Exchange Commission. All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond the Company's control.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Except as required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Changes in short-term interest rates related to several separate funding sources impact the Company's earnings. These sources are borrowings under an Asset Securitization Agreement, borrowings under the Senior Credit Facility, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode and short-term bank borrowings at international subsidiaries. If the market rates for short-term borrowings increased by one-percentage-point around the globe, the impact would be an increase in interest expense of $0.9 million with a corresponding decrease in income from continuing operations before income taxes of the same amount. This amount was determined by considering the impact of hypothetical interest rates on the Company's borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds' interest rates.

Foreign Currency Exchange Rate Risk

Fluctuations in the value of the U.S. dollar compared to foreign currencies, including the Euro, also impact the Company's earnings. The greatest risk relates to products shipped between the Company's European operations and the United States. Foreign currency forward contracts are used to hedge these intercompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of December 31, 2011, there were $145.2 million of hedges in place. A uniform 10% weakening of the U.S. dollar against all currencies would have resulted in a charge of $4.4 million related to these hedges, which would have partially offset the otherwise favorable impact of the underlying currency fluctuation. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

Commodity Price Risk

In the ordinary course of business, the Company is exposed to market risk with respect to commodity price fluctuations, primarily related to our purchases of raw materials and energy, principally scrap steel, other ferrous and non-ferrous metals, alloys and natural gas. Whenever possible, the Company manages its exposure to commodity risks primarily through the use of supplier pricing agreements that enable the Company to establish the purchase prices for certain inputs that are used in our manufacturing and distribution business. Timken utilizes a raw material surcharge as a component of pricing steel to pass through the cost increases of scrap steel and other raw materials, as well as natural gas. From time to time, the Company also uses derivative financial instruments to hedge a portion of its exposure to price risk related to natural gas purchases.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2011	2010	2009
(Dollars in millions, except per share data)			
Net sales	**$ 5,170.2**	$ 4,055.5	$ 3,141.6
Cost of products sold	**3,800.5**	3,033.8	2,558.9
Gross Profit	**1,369.7**	1,021.7	582.7
Selling, administrative and general expenses	**626.2**	563.8	472.7
Impairment and restructuring charges	**14.4**	21.7	164.1
Operating Income (Loss)	**729.1**	436.2	(54.1)
Interest expense	**(36.8)**	(38.2)	(41.9)
Interest income	**5.6**	3.7	1.9
Other (expense) income, net	**(1.1)**	3.8	(0.1)
Income (Loss) From Continuing Operations Before Income Taxes	**696.8**	405.5	(94.2)
Provision for (benefit from) income taxes	**240.2**	136.0	(28.2)
Income (Loss) From Continuing Operations	**456.6**	269.5	(66.0)
Income (loss) from discontinued operations, net of income taxes	**–**	7.4	(72.6)
Net Income (Loss)	**456.6**	276.9	(138.6)
Less: Net income (loss) attributable to noncontrolling interest	**2.3**	2.1	(4.6)
Net Income (Loss) Attributable to The Timken Company	**$ 454.3**	$ 274.8	$ (134.0)
Amounts Attributable to The Timken Company's Common Shareholders:			
Income (loss) from continuing operations, net of income taxes	**$ 454.3**	$ 267.4	$ (61.4)
Income (loss) from discontinued operations, net of income taxes	**–**	7.4	(72.6)
Net Income (Loss) Attributable to The Timken Company	**$ 454.3**	$ 274.8	$ (134.0)
Net Income (Loss) per Common Share Attributable to The Timken Company Common Shareholders			
Earnings (loss) per share – Continuing Operations	**$ 4.65**	$ 2.76	$ (0.64)
Earnings (loss) per share – Discontinued Operations	**–**	0.07	(0.75)
Basic earnings (loss) per share	**$ 4.65**	$ 2.83	$ (1.39)
Diluted earnings (loss) per share – Continuing Operations	**$ 4.59**	$ 2.73	$ (0.64)
Diluted earnings (loss) per share – Discontinued Operations	**–**	0.08	(0.75)
Diluted earnings (loss) per share	**$ 4.59**	$ 2.81	$ (1.39)
Dividends per share	**$ 0.78**	$ 0.53	$ 0.45

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31, 2011	2010
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 464.8**	$ 877.1
Restricted cash	**3.6**	–
Accounts receivable, less allowances: 2011 -$ 19.0 million; 2010 -$ 27.6 million	**645.5**	516.6
Inventories, net	**964.4**	828.5
Deferred income taxes	**113.7**	100.4
Deferred charges and prepaid expenses	**12.8**	11.3
Other current assets	**87.5**	65.3
Total Current Assets	**2,292.3**	2,399.2
Property, Plant and Equipment – Net	**1,308.9**	1,267.7
Other Assets		
Goodwill	**307.2**	224.4
Other intangible assets	**261.6**	129.2
Deferred income taxes	**141.9**	121.5
Other non-current assets	**40.2**	38.4
Total Other Assets	**750.9**	513.5
Total Assets	**$ 4,352.1**	$ 4,180.4
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt	**$ 22.0**	$ 22.4
Accounts payable, trade	**287.3**	263.5
Salaries, wages and benefits	**259.3**	228.8
Income taxes payable	**70.2**	14.0
Deferred income taxes	**3.1**	0.7
Other current liabilities	**188.4**	172.0
Current portion of long-term debt	**14.3**	9.6
Total Current Liabilities	**844.6**	711.0
Non-Current Liabilities		
Long-term debt	**478.8**	481.7
Accrued pension cost	**491.0**	394.5
Accrued postretirement benefits cost	**395.9**	531.2
Deferred income taxes	**7.5**	6.0
Other non-current liabilities	**91.8**	114.2
Total Non-Current Liabilities	**1,465.0**	1,527.6
Shareholders' Equity		
Class I and II Serial Preferred Stock without par value:		
Authorized – 10,000,000 shares each class, none issued	**–**	–
Common stock without par value:		
Authorized – 200,000,000 shares		
Issued (including shares in treasury) (2011 – 98,375,135 shares; 2010 – 98,153,317 shares)		
Stated capital	**53.1**	53.1
Other paid-in capital	**889.2**	881.7
Earnings invested in the business	**2,004.7**	1,626.4
Accumulated other comprehensive loss	**(889.5)**	(624.7)
Treasury shares at cost (2011 – 708,327 shares; 2010 – 350,201 shares)	**(29.2)**	(11.5)
Total Shareholders' Equity	**2,028.3**	1,925.0
Noncontrolling interest	**14.2**	16.8
Total Equity	**2,042.5**	1,941.8
Total Liabilities and Equity	**$ 4,352.1**	$ 4,180.4

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011	2010	2009
(Dollars in millions)			
CASH PROVIDED (USED)			
Operating Activities			
Net income (loss) attributable to The Timken Company	**$ 454.3**	$ 274.8	$ (134.0)
Net (income) loss from discontinued operations	**–**	(7.4)	72.6
Net income (loss) attributable to noncontrolling interest	**2.3**	2.1	(4.6)
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	**192.5**	189.7	201.5
Impairment charges	**3.3**	4.7	113.7
Loss on sale of assets	**0.6**	6.5	6.8
Deferred income tax provision	**99.8**	58.8	22.8
Stock-based compensation expense	**16.9**	16.9	14.9
Pension and other postretirement expense	**74.9**	93.1	96.7
Pension and other postretirement benefit contributions and payments	**(456.0)**	(337.0)	(113.5)
Changes in operating assets and liabilities:			
Accounts receivable	**(111.6)**	(104.8)	174.5
Inventories	**(125.6)**	(150.0)	356.1
Accounts payable, trade	**14.9**	105.4	(84.4)
Other accrued expenses	**29.1**	68.3	(71.7)
Income taxes	**33.9**	97.2	(48.6)
Other – net	**(17.6)**	(13.0)	(2.7)
Net Cash Provided by Operating Activities – Continuing Operations	**211.7**	305.3	600.1
Net Cash Provided (Used) by Operating Activities – Discontinued Operations	**–**	7.4	(12.4)
Net Cash Provided by Operating Activities	**211.7**	312.7	587.7
Investing Activities			
Capital expenditures	**(205.3)**	(115.8)	(114.1)
Acquisitions, net of cash acquired of $0.8 million in 2010	**(292.1)**	(22.6)	(0.4)
Proceeds from disposals of property, plant and equipment	**5.7**	1.9	2.6
Divestitures, net of cash divested of $1.2 million in 2009	**4.8**	–	303.6
Investments in short-term marketable securities, net	**(22.7)**	(15.0)	–
Other	**1.6**	(1.4)	4.9
Net Cash (Used) Provided by Investing Activities – Continuing Operations	**(508.0)**	(152.9)	196.6
Net Cash Used by Investing Activities – Discontinued Operations	**–**	–	(2.4)
Net Cash (Used) Provided by Investing Activities	**(508.0)**	(152.9)	194.2
Financing Activities			
Cash dividends paid to shareholders	**(76.0)**	(51.3)	(43.2)
Purchase of treasury shares	**(43.8)**	(29.2)	–
Net proceeds from common share activity	**23.8**	50.4	0.9
Proceeds from issuance of long-term debt	**9.5**	18.2	255.0
Deferred financing costs	**(3.0)**	–	(10.8)
Payments on long-term debt	**(8.9)**	(13.7)	(305.7)
Short-term debt activity – net	**1.0**	(3.8)	(74.2)
Increase in restricted cash	**(3.6)**	–	–
Other	**(5.6)**	(3.5)	–
Net Cash Used by Financing Activities	**(106.6)**	(32.9)	(178.0)
Effect of exchange rate changes on cash	**(9.4)**	(5.3)	18.2
(Decrease) Increase In Cash and Cash Equivalents	**(412.3)**	121.6	622.1
Cash and cash equivalents at beginning of year	**877.1**	755.5	133.4
Cash and Cash Equivalents at End of Year	**$ 464.8**	$ 877.1	$ 755.5

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		The Timken Company Shareholders					
	Total	Stated Capital	Other Paid-In Capital	Earnings Invested in the Business	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling Interest
(Dollars in millions, except per share data)							
Year Ended December 31, 2009							
Balance at January 1, 2009	$ 1,663.0	$ 53.1	$ 838.3	$ 1,580.1	$ (819.7)	$ (11.6)	$ 22.8
Net loss	(138.6)			(134.0)			(4.6)
Foreign currency translation adjustments	39.8				39.8		
Pension and postretirement liability adjustment (net of income tax of $64.6 million)	62.0				62.1		(0.1)
Change in fair value of derivative financial instruments, net of reclassifications	0.7				0.7		
Total comprehensive loss	(36.1)						
Change in ownership of noncontrolling interest	1.0						1.0
Dividends declared to noncontrolling interest	(1.1)						(1.1)
Dividends – $0.45 per share	(43.2)			(43.2)			
Excess tax benefit from stock compensation	0.1		0.1				
Stock-based compensation expense	14.9		14.9				
Stock option exercise activity	10.4		0.8			9.6	
Restricted shares (issued) surrendered	(11.6)		(10.7)			(0.9)	
Shares surrendered for taxes	(1.8)					(1.8)	
Balance at December 31, 2009	$ 1,595.6	$ 53.1	$ 843.4	$ 1,402.9	$ (717.1)	$ (4.7)	$ 18.0
Year Ended December 31, 2010							
Net income	276.9			274.8			2.1
Foreign currency translation adjustments	(5.2)				(5.2)		
Pension and postretirement liability adjustment (net of income tax of $22.1 million)	98.5				98.6		(0.1)
Unrealized loss on marketable securities	(0.2)				(0.2)		
Change in fair value of derivative financial instruments, net of reclassifications	(0.8)				(0.8)		
Total comprehensive income	369.2						
Change in ownership of noncontrolling interest	(3.5)		(1.0)				(2.5)
Dividends declared to noncontrolling interest	(0.7)						(0.7)
Dividends – $0.53 per share	(51.3)			(51.3)			
Excess tax benefit from stock compensation	5.8		5.8				
Stock-based compensation expense	16.9		16.9				
Stock purchased at fair market value	(29.2)					(29.2)	
Stock option exercise activity	45.0		14.5			30.5	
Restricted shares (issued) surrendered	0.7		2.1			(1.4)	
Shares surrendered for taxes	(6.7)					(6.7)	
Balance at December 31, 2010	$ 1,941.8	$ 53.1	$ 881.7	$ 1,626.4	$ (624.7)	$ (11.5)	$ 16.8
Year Ended December 31, 2011							
Net income	**456.6**			**454.3**			**2.3**
Foreign currency translation adjustments	**(48.5)**				**(48.5)**		
Pension and postretirement liability adjustment (net of income tax of $130.1 million)	**(218.1)**				**(218.2)**		**0.1**
Unrealized gain on marketable securities	**0.7**				**0.6**		**0.1**
Change in fair value of derivative financial instruments, net of reclassifications	**1.3**				**1.3**		
Total comprehensive income	**192.0**						
Change in ownership of noncontrolling interest	**(0.5)**		**(0.5)**				
Dividends declared to noncontrolling interest	**(5.1)**						**(5.1)**
Dividends – $.78 per share	**(76.0)**			**(76.0)**			
Excess tax benefit from stock compensation	**9.5**		**9.5**				
Stock-based compensation expense	**16.9**		**16.9**				
Stock purchased at fair market value	**(43.8)**					**(43.8)**	
Stock option exercise activity	**16.6**		**(17.5)**			**34.1**	
Restricted shares (issued) surrendered	**(0.3)**		**(0.9)**			**0.6**	
Shares surrendered for taxes	**(8.6)**					**(8.6)**	
Balance at December 31, 2011	**$ 2,042.5**	**$ 53.1**	**$ 889.2**	**$ 2,004.7**	**$ (889.5)**	**$ (29.2)**	**$ 14.2**

See accompanying Notes to the Consolidated Financial Statements.

(Dollars in millions, except per share data)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts and operations of The Timken Company and its subsidiaries (the Company). All significant intercompany accounts and transactions are eliminated upon consolidation. Investments in affiliated companies are accounted for by the equity method, except for Advanced Green Components (AGC), that qualified as a variable interest entity, in which case the investments are consolidated in accordance with accounting rules relating to the consolidation of variable interest entities. The net assets of AGC at December 31, 2011 were $0.6 million.

Revenue Recognition: The Company recognizes revenue when title passes to the customer. This occurs at the shipping point except for certain exported goods and certain foreign entities, where title passes when the goods reach their destination. Selling prices are fixed based on purchase orders or contractual arrangements. Shipping and handling costs billed to customers are included in net sales and the related costs are included in cost of products sold in the Consolidated Statements of Income.

The Company acquired the assets of Philadelphia Gear Corp. (Philadelphia Gear) in July, 2011. Philadelphia Gear recognizes a portion of their revenues on the percentage-of-completion method. In 2011, the Company recognized approximately $40 million in net sales under the percentage-of-completion method.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts: The Company maintains an allowance for doubtful accounts, which represents an estimate of the losses expected from the accounts receivable portfolio, to reduce accounts receivable to their net realizable value. The allowance was based upon historical trends in collections and write-offs, management's judgment of the probability of collecting accounts and management's evaluation of business risk. The Company extends credit to customers satisfying pre-defined credit criteria. The Company believes it has limited concentration of credit risk due to the diversity of its customer base.

Inventories: Inventories are valued at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out (LIFO) method and the balance of the Company's inventories are valued by the first-in, first-out (FIFO) method.

Investments: Short-term investments are investments with maturities between four months and one year and are valued at amortized cost, which approximates fair value. The Company held short-term investments as of December 31, 2011 and 2010 with a fair value of $32.0 million and $15.0 million, respectively, and a cost basis of $32.0 million and $15.0 million, respectively, which were included in other current assets on the Consolidated Balance Sheets. In addition, the Company's business in India held investments in mutual funds of $14.6 million and $6.9 million as of December 31, 2011 and 2010, respectively. These investments were classified as "available-for-sale" securities and were included in other current assets on the Consolidated Balance Sheets. Unrealized gains and losses were included in accumulated other comprehensive loss, net of tax, on the Consolidated Balance Sheets. Realized gains and losses were included in other (expense) income, net in the Consolidated Statements of Income.

Property, Plant and Equipment: Property, plant and equipment – net is valued at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. The provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, five to seven years for computer software and three to 20 years for machinery and equipment.

The impairment of long-lived assets is evaluated when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Note 1 – Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets: Intangible assets subject to amortization are amortized on a straight-line method over their legal or estimated useful lives, with useful lives ranging from two years to 20 years. Goodwill and indefinite-lived intangible assets not subject to amortization are tested for impairment at least annually. The Company performs its annual impairment test on the first day of the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill and indefinite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with accounting rules related to goodwill and other intangible assets. Effective October 1, 2011, the Company adopted the provisions of Accounting Standards Update (ASU) No. 2011-08, "Intangibles–Goodwill and Other (Topic 350): Testing Goodwill for Impairment," which allows companies to assess qualitative factors to determine if goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test.

Income Taxes: The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) No. 740, "Income Taxes." Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. The Company recognizes valuation allowances against deferred tax assets by tax jurisdiction when it is more likely than not that such assets will not be realized. Accruals for uncertain tax positions are provided for in accordance with ASC No. 740-10. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Gains and losses resulting from foreign currency transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in the Consolidated Statements of Income. The Company realized foreign currency exchange losses of $1.4 million in 2011 and foreign currency gains of $4.3 million and $8.2 million in 2010 and 2009, respectively.

Pension and Other Postretirement Benefits: The Company recognizes an overfunded status or underfunded status (i.e., the difference between the fair value of plan assets and the benefit obligations) as either an asset or a liability for its defined benefit pension and postretirement benefit plans on the Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss represents the current year net unrecognized actuarial gains and losses and unrecognized prior service costs. These amounts will be recognized in future periods as net periodic benefit cost.

Stock-Based Compensation: The Company recognizes share-based compensation expense based on the grant date fair value of the share-based awards over their required vesting period. Stock options are issued with an exercise price equal to the closing market price of Timken common shares on the date of grant. The fair value of stock options is determined using a Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. The fair value of restricted stock is based on the closing market price of Timken common stock on the grant date.

Earnings Per Share: Unvested restricted shares of common stock provide for the payment of nonforfeitable dividends. The Company considers these awards as participating securities. Earnings per share are computed using the two class method. Basic earnings per share are computed by dividing net income less undistributed earnings allocated to unvested restricted stock by the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed by dividing net income less undistributed earnings allocated to unvested restricted stock by the weighted average number of common shares outstanding, adjusted for the dilutive impact of outstanding share-based awards.

Derivative Instruments: The Company recognizes all derivatives on the Consolidated Balance Sheets at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive loss until the hedged item is recognized in earnings. The Company's holdings of forward foreign currency exchange contracts qualify as derivatives pursuant to the criteria established in derivative accounting guidance, and the Company has designated certain of those derivatives as hedges.

Note 1 – Significant Accounting Policies (continued)

RECENT ACCOUNTING PRONOUNCEMENTS:
In September 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-08, "Intangibles–Goodwill and Other (Topic 350): Testing Goodwill for Impairment," which includes new accounting guidance for the periodic testing of goodwill for impairment. This guidance allows companies to assess qualitative factors to determine if goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This new guidance is effective for the Company beginning after December 31, 2011, with early adoption permitted. Effective October 1, 2011, the Company adopted this accounting guidance. The adoption of the new accounting guidance related to goodwill impairment testing had no impact on the Company's results of operations and financial condition.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," which includes new accounting rules related to the presentation of comprehensive income. The new accounting rules require that entities present a statement of other comprehensive income within the consolidated financial statements in one of two manners: a single statement approach or a two-statement approach. The single statement approach consists of a single statement presenting the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income. The two-statement approach allows for the components of net income and total net income to be presented in a financial statement, immediately followed by another financial statement presenting the components of other comprehensive income and a total for comprehensive income. The new accounting rules are effective, on a retrospective basis, for fiscal years beginning after December 15, 2011. The adoption of the new accounting rules related to the presentation of other comprehensive income is not expected to have a material impact on the Company's results of operations and financial condition, but it will affect how the Company reports other comprehensive income. Management has evaluated the two methods of presentation for comprehensive income and will apply the two-statement approach effective January 1, 2012.

In May 2011, the FASB issued new accounting guidance updating ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The new accounting rules do not extend the use of fair value accounting; they only provide additional guidance on the application and disclosure of fair value accounting where its use is currently permitted. The new accounting rules also expand the required disclosures about fair value measurement. The provisions for the new accounting rules are effective, on a prospective basis, for interim and fiscal periods beginning after December 15, 2011. The adoption of the new accounting rules for fair value measurements is not expected to have a material impact on the Company's results of operations and financial condition.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Reclassifications: Certain amounts reported in the 2010 and 2009 Consolidated Financial Statements have been reclassified to conform to the 2011 presentation. Such amounts include reclassifications of segment earnings and the reclassifications of certain accruals between short-term and long-term liabilities.

NOTE 2 – ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

On October 3, 2011, the Company completed the acquisition of Drives LLC (Drives), a leading manufacturer of highly engineered drive-chains, roller-chains and conveyor augers for agricultural and industrial markets, for $93.1 million in cash. Based in Fulton, Illinois and employing approximately 430 people, Drives had trailing 12-month sales of approximately $100 million through September 2011. The results of the operations of Drives were included in the Company's Consolidated Statements of Income for the period subsequent to the effective date of the acquisition and were reported in the Mobile Industries and Process Industries segments.

On July 1, 2011, the Company completed the acquisition of substantially all assets of Philadelphia Gear, a leading provider of high-performance gear drives and components with a strong focus on value-added aftermarket capabilities in the industrial and military marine sectors, for $199.0 million in cash. Based in King of Prussia, Pennsylvania and employing approximately 220 people, Philadelphia Gear had trailing 12-month sales through June 2011 of approximately $100 million. The results of the operations of Philadelphia Gear were included in the Company's Consolidated Statements of Income for the period subsequent to the effective date of the acquisition and were reported in the Process Industries segment.

Note 2 – Acquisitions and Divestitures (continued)

On December 31, 2010, the Company purchased substantially all the assets of City Scrap and Salvage Co. in Akron, Ohio (City Scrap) for $6.5 million in cash. City Scrap, which employs 30 people, had a long-standing relationship with the Company, supplying the Company for more than 15 years as a local source of the ferrous scrap needed for its steelmaking operations. The City Scrap acquisition has streamlined the supply of scrap to Timken's steel operations, improving efficiency and increasing supply chain reliability. City Scrap had revenues of approximately $17 million in 2010. The results of City Scrap were included in the Company's Consolidated Statements of Income effective January 1, 2011 and were reported in the Steel segment.

On September 21, 2010, the Company completed the acquisition of Q.M. Bearings and Power Transmission, Inc. (QM Bearings), based in Ferndale, Washington, for $16.9 million in cash, including cash acquired of $0.8 million. QM Bearings also has manufacturing facilities in Prince George, British Columbia, Canada and Wuxi, China. QM Bearings manufactures spherical roller-bearing steel-housed units and elastomeric and steel couplings used in demanding processes such as sawmill, logging and cement operations. QM Bearings had sales of approximately $14 million in the twelve months prior to the acquisition. QM Bearings has approximately 100 employees in the United States, Canada and China. The results of the operations of QM Bearings were included in the Company's Consolidated Statements of Income for the periods subsequent to the effective date of the acquisition and were reported in the Process Industries segment.

Pro forma results of these operations have not been presented because the effects of the acquisitions were not significant to the Company's income from continuing operations or total assets in 2011, 2010 or 2009. The initial purchase price allocations, net of cash acquired, and any subsequent purchase price adjustments for acquisitions in 2011, 2010 and 2009 are presented below:

	2011	2010	2009
Assets:			
Accounts receivable, net	**$ 25.6**	$ 2.6	$ –
Inventories, net	**23.6**	6.1	–
Deferred charges and prepaid expenses	**0.9**	–	–
Other current assets	**0.1**	8.5	–
Property, plant and equipment – net	**32.1**	3.4	–
Goodwill	**83.3**	4.3	0.4
Other intangible assets	**146.9**	6.9	–
Other non-current assets	**0.6**	–	–
Total assets acquired	**$ 313.1**	$ 31.8	$ 0.4
Liabilities:			
Accounts payable, trade	**$ 10.7**	$ 8.7	$ –
Salaries, wages and benefits	**5.1**	0.5	–
Other current liabilities	**5.2**	–	–
Total liabilities assumed	**$ 21.0**	$ 9.2	$ –
Net assets acquired	**$ 292.1**	$ 22.6	$ 0.4

Note 2 – Acquisitions and Divestitures (continued)

The following table summarizes the preliminary purchase price allocation for identifiable intangible assets acquired in 2011:

		Weighted – Average Life
Trade name (not subject to amortization)	$ 4.1	Indefinite
Developed technology	5.4	7 years
Trade name	12.0	15 years
Know how	15.0	20 years
All customer relationships	108.4	17 years
Non-compete agreements	2.0	5 years
Total intangible assets allocated	$ 146.9	

The Company is in the process of obtaining a third-party valuation of certain tangible and intangible assets of Drives and Philadelphia Gear and, therefore, the values attributed to those acquired assets in the Consolidated Financial Statements are subject to adjustment.

DIVESTITURE

On December 31, 2009, the Company completed the sale of substantially all the assets of its Needle Roller Bearings (NRB) operations to JTEKT Corporation (JTEKT). The Company received approximately $304 million in cash proceeds for these operations and retained certain receivables of approximately $26 million. The NRB operations primarily served the automotive original-equipment market sector and manufactured highly-engineered needle roller bearings, including an extensive range of radial and thrust needle roller bearings as well as bearing assemblies and loose needles for automotive and industrial applications. The NRB operations included facilities in the United States, Canada, Europe and China. The NRB operations had 2009 sales of approximately $407 million which were previously included in the Company's Mobile Industries, Process Industries and Aerospace and Defense reportable segments. The Mobile Industries segment accounted for approximately 80% of the 2009 sales of the NRB operations. The results of operations were reclassified as discontinued operations during the third quarter of 2009, as the NRB operations met all the criteria for discontinued operations, including assets held for sale. Results for 2009 have been reclassified to conform to the presentation under discontinued operations.

During the third quarter of 2009, the net assets associated with the then pending sale of the NRB operations were reclassified to assets held for sale and adjusted for impairment and written-down to their fair value of $301 million. The Company based its fair value on the expected proceeds from the sale to JTEKT. At September 30, 2009, the carrying value of the net assets of the NRB operations exceeded the expected proceeds to be realized upon completion of the sale by $33.7 million. The Company subsequently recognized an after-tax loss of $12.7 million on the sale of the NRB operations during the fourth quarter of 2009. The after-tax loss on the sale exceeded the initial estimate primarily due to revisions to estimated working capital adjustments. In 2010, the Company recognized an after-tax gain of $7.4 million primarily due to final working capital adjustments.

Note 2 – Acquisitions and Divestitures (continued)

The following results of operations for this business have been treated as discontinued operations for the years ending December 31, 2010 and 2009. This divestiture had no impact on the year ending December 31, 2011.

	2010	2009
Net sales	$ –	$ 406.7
Cost of goods sold	–	376.3
Gross profit	–	30.4
Selling, administrative and general expenses	–	59.3
Impairment and restructuring charges	–	52.6
Interest expense, net	–	0.2
Other expense, net	–	1.7
Earnings (loss) before income taxes on operations	–	(83.4)
Income tax benefit (expense) on operations	–	23.5
Gain (loss) on divestiture	11.6	(19.9)
Income tax (expense) benefit on disposal	(4.2)	7.2
Income (loss) from discontinued operations	$ 7.4	$ (72.6)

In 2009, approximately $11.6 million of accumulated foreign currency translation adjustments were recognized as part of the loss on divestiture of the NRB operations.

NOTE 3 – EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and the denominator of basic earnings per share and diluted earnings per share for the years ended December 31:

	2011	2010	2009
Numerator:			
Income (loss) from continuing operations attributable to The Timken Company	**$ 454.3**	$ 267.4	$ (61.4)
Less: undistributed earnings allocated to nonvested stock	**(1.6)**	(1.2)	–
Income (loss) from continuing operations available to common shareholders for basic earnings per share and diluted earnings per share	**$ 452.7**	$ 266.2	$ (61.4)
Denominator:			
Weighted average number of shares outstanding – basic	**97,451,064**	96,535,273	96,135,783
Effect of dilutive options and awards	**1,204,449**	980,929	–
Weighted average number of shares outstanding, assuming dilution of stock options and awards	**98,655,513**	97,516,202	96,135,783
Basic earnings (loss) per share from continuing operations	**$ 4.65**	$ 2.76	$ (0.64)
Diluted earnings (loss) per share from continuing operations	**$ 4.59**	$ 2.73	$ (0.64)

The exercise prices for certain stock options that the Company has awarded exceed the average market price of the Company's common stock. Such stock options are antidilutive and were not included in the computation of diluted earnings per share. The antidilutive stock options outstanding were 436,850, 980,477 and 4,128,421 during 2011, 2010 and 2009, respectively.

NOTE 4 – ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisted of the following for the years ended December 31:

	2011	2010
Foreign currency translation adjustments	**$ 38.5**	$ 87.0
Pension and postretirement benefits adjustments, net of tax	**(928.3)**	(710.1)
Unrealized gain on marketable securities, net of tax	**0.6**	–
Adjustments to fair value of open foreign currency cash flow hedges, net of tax	**(0.3)**	(1.6)
Accumulated other comprehensive loss	**$ (889.5)**	$ (624.7)

NOTE 5 – INVENTORIES

Inventories valued on the LIFO cost method were 55% and the remaining 45% were valued by the FIFO method. If all inventories had been valued at FIFO, inventories would have been $287.7 million and $264.6 million greater at December 31, 2011 and 2010, respectively. The components of inventories at December 31, 2011 and 2010 were as follows:

	2011	2010
Inventories, net:		
Manufacturing supplies	**$ 65.7**	$ 57.9
Work in process and raw materials	**429.9**	371.9
Finished products	**468.8**	398.7
Total Inventories, net	**$ 964.4**	$ 828.5

The Company recognized an increase in its LIFO reserve of $23.1 million during 2011 compared to an increase in its LIFO reserve of $26.9 million during 2010. The increase in the LIFO reserve recognized during 2011 was due to higher costs and quantities of inventory on hand.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment, net at December 31, 2011 and 2010 were as follows:

	2011	2010
Property, Plant and Equipment:		
Land and buildings	**$ 637.3**	$ 623.2
Machinery and equipment	**2,952.1**	2,830.8
Subtotal	**3,589.4**	3,454.0
Less allowances for depreciation	**(2,280.5)**	(2,186.3)
Property, Plant and Equipment, net	**$ 1,308.9**	$ 1,267.7

Total depreciation expense was $178.5 million, $179.6 million and $188.7 million in 2011, 2010 and 2009, respectively. At December 31, 2011 and 2010, property, plant and equipment – net included $90.5 million and $99.7 million, respectively, of capitalized software. Depreciation expense for capitalized software was $21.7 million, $18.0 million and $17.8 million in 2011, 2010 and 2009, respectively.

Note 6 – Property, Plant and Equipment (continued)

In November 2010, the Company entered into an agreement to sell the real estate related to its former manufacturing facility in Sao Paulo, Brazil. The carrying value of the real estate was $4.0 million at December 31, 2011. The transfer of the property is expected to be completed in 2012 after the Company has completed soil remediation of the site and the groundwater remediation plan has been approved by the Brazil environmental authorities. Based on the terms of the agreement, the Company expects to receive approximately $33.7 million, including interest, over an 18-month period, once title transfers, subject to fluctuations in foreign currency exchange rates.

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test on the first day of the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill and indefinite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management of the Company assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

The Company reviews goodwill for impairment at the reporting unit level. The Company's reporting units are the same as its reportable segments: Mobile Industries, Process Industries, Aerospace and Defense and Steel. The Company prepares its goodwill impairment analysis by comparing the estimated fair value of each reporting unit, using an income approach (a discounted cash flow model), as well as a market approach, with its carrying value.

During 2011, the Company adopted the provisions of ASU No. 2011-8, "Intangibles–Goodwill and Other (Topic 350): Testing Goodwill for Impairment," which allows companies to assess qualitative factors to determine if goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. Based on a review of various qualitative factors, management concluded that the goodwill for the Process Industries and Steel segments was not impaired and that two-step approach was not required to be performed for these reporting units. Based on a review of various qualitative factors, management concluded that the goodwill for the Aerospace and Defense segment would be tested under the two-step approach.

In 2011, 2010 and 2009, no goodwill impairment loss was recorded.

Changes in the carrying value of goodwill were as follows:

Year ended December 31, 2011:

	Process Industries	Aerospace and Defense	Steel	Total
Beginning Balance	**$ 50.0**	**$ 162.3**	**$ 12.1**	**$ 224.4**
Acquisitions	**83.3**	**–**	**–**	**83.3**
Other	**(0.8)**	**(0.2)**	**0.5**	**(0.5)**
Ending Balance	**$ 132.5**	**$ 162.1**	**$ 12.6**	**$ 307.2**

The change related to acquisitions in 2011 reflects the purchase price allocation of $52.0 million for the Philadelphia Gear acquisition completed on July 1, 2011 and $31.3 million for the Drives acquisition completed on October 3, 2011. All of the goodwill acquired in 2011 is tax-deductible and will be amortized over 15 years for tax purposes. "Other" primarily includes foreign currency translation adjustments for 2011.

Note 7 – Goodwill and Other Intangible Assets (continued)

Year ended December 31, 2010:

	Process Industries	Aerospace and Defense	Steel	Total
Beginning Balance	$ 49.5	$ 162.6	$ 9.6	$ 221.7
Acquisitions	1.8	–	2.5	4.3
Other	(1.3)	(0.3)	–	(1.6)
Ending Balance	$ 50.0	$ 162.3	$ 12.1	$ 224.4

The change related to acquisitions in 2010 reflects the purchase price allocation for the QM Bearing acquisition completed on September 21, 2010 and the City Scrap acquisition completed on December 31, 2010. "Other" primarily includes foreign currency translation adjustments for 2010.

The following table displays intangible assets as of December 31:

	2011			2010		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Customer relationships	**$ 189.9**	**$ 26.3**	**$ 163.6**	$ 82.0	$ 18.6	$ 63.4
Engineering drawings	**–**	**–**	**–**	2.0	2.0	–
Know-how	**17.0**	**1.5**	**15.5**	2.1	1.0	1.1
Industrial license agreements	**0.2**	**0.1**	**0.1**	0.4	0.1	0.3
Land-use rights	**8.6**	**3.8**	**4.8**	8.2	3.3	4.9
Patents	**2.5**	**1.7**	**0.8**	4.4	3.3	1.1
Technology use	**44.3**	**8.7**	**35.6**	39.0	6.3	32.7
Trademarks	**14.5**	**2.3**	**12.2**	6.0	5.0	1.0
PMA licenses	**8.8**	**3.1**	**5.7**	8.8	2.7	6.1
Non-compete agreements	**4.7**	**2.5**	**2.2**	2.7	1.9	0.8
Unpatented technology	**7.2**	**6.4**	**0.8**	7.6	6.0	1.6
	$ 297.7	**$ 56.4**	**$ 241.3**	$ 163.2	$ 50.2	$ 113.0
Intangible assets not subject to amortization:						
Tradename	**$ 6.1**	**$ –**	**$ 6.1**	$ 2.0	$ –	$ 2.0
FAA air agency certificates	**14.2**	**–**	**14.2**	14.2	–	14.2
	$ 20.3	**$ –**	**$ 20.3**	$ 16.2	$ –	$ 16.2
Total intangible assets	**$ 318.0**	**$ 56.4**	**$ 261.6**	$ 179.4	$ 50.2	$ 129.2

Intangible assets subject to amortization are amortized on a straight-line method over their legal or estimated useful lives, with useful lives ranging from two years to 20 years. Intangible assets acquired were $111.4 million for the Philadelphia Gear acquisition and $35.5 million for the Drives acquisition. Intangible assets subject to amortization acquired in 2011 were assigned useful lives of five to 20 years and had a weighted average amortization period of 16.7 years.

Amortization expense for intangible assets was $14.0 million, $9.4 million and $12.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense for intangible assets is estimated to be approximately $18.9 million in 2012; $17.5 million in 2013; $17.3 million in 2014; $17.2 million in 2015 and $16.8 million in 2016.

NOTE 8 – FINANCING ARRANGEMENTS

Short-term debt for the years ended December 31 was as follows:

	2011	2010
Variable-rate lines of credit for certain of the Company's foreign subsidiaries with various banks with interest rates ranging from 2.24% to 11.0% and 2.4% to 5.10% at December 31, 2011 and 2010, respectively	**$ 22.0**	$ 22.4
Short-term debt	**$ 22.0**	$ 22.4

The lines of credit for certain of the Company's foreign subsidiaries provide for borrowings up to $242.4 million. Most of these lines of credit are uncommitted. At December 31, 2011, the Company's foreign subsidiaries had borrowings outstanding of $22.0 million and guarantees of $8.3 million, which reduced the availability under these facilities to $212.1 million.

The weighted average interest rate on short-term debt during the year was 4.1% in 2011, 4.3% in 2010 and 3.7% in 2009. The weighted average interest rate was 3.6% on short-term debt outstanding at December 31, 2011 and 2010.

The Company has a $150 million Accounts Receivable Securitization Financing Agreement (Asset Securitization Agreement), which matures November 10, 2012. Under the terms of the Asset Securitization Agreement, the Company sells, on an ongoing basis, certain domestic trade receivables to Timken Receivables Corporation, a wholly-owned consolidated subsidiary that in turn uses the trade receivables to secure borrowings which are funded through a vehicle that issues commercial paper in the short-term market. Borrowings under the agreement are limited to certain borrowing base calculations. Any amounts outstanding under this Asset Securitization Agreement would be reported in the short-term debt on the Company's Consolidated Balance Sheets. As of December 31, 2011 and 2010, there were no outstanding borrowings under the Asset Securitization Agreement. The cost of this facility, which is the commercial paper rate plus program fees, is considered a financing cost and is included in interest expense in the Consolidated Statements of Income. The yield rate was 1.25%, 1.34% and 1.53%, at December 31, 2011, 2010 and 2009, respectively.

Long-term debt for the years ended December 31 was as follows:

	2011	2010
Fixed-rate Medium-Term Notes, Series A, due at various dates through May 2028, with interest rates ranging from 6.74% to 7.68%	**$ 175.0**	$ 175.0
Fixed-rate Senior Unsecured Notes, due September 15, 2014, with an interest rate of 6.0%	**249.8**	249.7
Variable-rate State of Ohio Water Development Revenue Refunding Bonds, maturing on November 1, 2025 (0.12% at December 31, 2011)	**12.2**	12.2
Variable-rate State of Ohio Air Quality Development Revenue Refunding Bonds, maturing on November 1, 2025 (0.32% at December 31, 2011)	**9.5**	9.5
Variable-rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on June 1, 2033 (0.32% at December 31, 2011)	**17.0**	17.0
Variable-rate credit facility with US Bank for Advanced Green Components, LLC, maturing on May 23, 2012 (1.371% at December 31, 2011)	**5.1**	8.3
Other	**24.5**	19.6
	493.1	491.3
Less current maturities	**14.3**	9.6
Long-term debt	**$ 478.8**	$ 481.7

Note 8 – Financing Arrangements (continued)

On May 11, 2011, the Company entered into a $500 million Amended and Restated Credit Agreement (Senior Credit Facility). This Senior Credit Facility amended and restated the former senior credit facility, which was due to expire on July 10, 2012. The Senior Credit Facility now matures on May 11, 2016. At December 31, 2011, the Company had no outstanding borrowings under the Senior Credit Facility but had letters of credit outstanding totaling $17.2 million, which reduced the availability under the Senior Credit Facility to $482.8 million. Under the Senior Credit Facility, the Company has two financial covenants: a consolidated leverage ratio and a consolidated interest coverage ratio. At December 31, 2011, the Company was in full compliance with the covenants under the Senior Credit Facility.

In 2011, the Company was notified that its variable-rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on June 1, 2033, had lost their tax-exempt status and would now be taxable to its bondholders. As part of the negotiation with the Internal Revenue Service (IRS), the Company will redeem half of the $17 million balance during the first quarter of 2012. The remaining balance matures on June 1, 2033.

AGC is a joint venture of the Company. As of December 31, 2011, the Company had restricted cash of $3.6 million in a collateral account to secure up to $3.6 million of the indebtedness between AGC and US Bank in the event AGC defaults on its credit facility with US Bank. The $3.6 million collateral account is classified as restricted cash on the Consolidated Balance Sheet as of December 31, 2011.

Certain of the Company's foreign subsidiaries have facilities that also provide for long-term borrowings up to $23.8 million. At December 31, 2011, the Company had borrowings outstanding of $23.8 million, leaving no availability under these long-term facilities.

The maturities of long-term debt for the five years subsequent to December 31, 2011 are as follows: 2012 – $14.3 million; 2013 – $0.9 million; 2014 – $272.7 million; 2015 – zero; and 2016 – $15.0 million.

Interest paid was approximately $35 million in 2011, $36 million in 2010 and $39 million in 2009. This differs from interest expense due to the timing of payments and interest capitalized of approximately $1.2 million in 2011, $0.7 million in 2010 and $1.8 million in 2009.

The Company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $44.5 million, $38.1 million and $43.5 million in 2011, 2010 and 2009, respectively. At December 31, 2011, future minimum lease payments for noncancelable operating leases totaled $147.7 million and are payable as follows: 2012–$37.8 million; 2013–$31.7 million; 2014–$25.5 million; 2015–$21.0 million; 2016-$14.0 million and $17.7 million thereafter.

NOTE 9 – CONTINGENCIES

The Company and certain of its subsidiaries have been designated as potentially responsible parties by the U.S. Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. The Company had an accrual of $16.3 million and $14.2 million for environmental matters that are probable and reasonably estimable, as of December 31, 2011 and 2010, respectively. This accrual is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties. Approximately $14.8 million of the 2011 accrual is included in the rollforward of the restructuring accrual as of December 31, 2011 discussed in Note 10 – Impairment and Restructuring Charges.

In addition, the Company is subject to various lawsuits, claims and proceedings, which arise in the ordinary course of its business. The Company accrues costs associated with legal and non-income tax matters when they become probable and reasonably estimable. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the Company's Consolidated Financial Statements.

Product Warranties

The Company provides limited warranties on certain of its products. The Company accrues liabilities for warranty policies based upon specific claims and a review of historical warranty claim experience in accordance with accounting rules relating to contingent liabilities. The Company records and accounts for its warranty reserve based on specific claim incidents. Should the Company become aware of a specific potential warranty claim for which liability is probable and reasonably estimable, a specific charge is recorded and accounted for accordingly. Adjustments are made quarterly to the accruals as claim data and historical experience change.

The following is a rollforward of the warranty reserves for 2011 and 2010:

	2011	2010
Beginning balance, January 1	**$ 8.0**	$ 5.4
Expense	**9.0**	6.0
Payments	**(5.3)**	(3.4)
Ending balance, December 31	**$ 11.7**	$ 8.0

The product warranty accrual for 2011 and 2010 was included in other current liabilities on the Consolidated Balance Sheets.

NOTE 10 – IMPAIRMENT AND RESTRUCTURING CHARGES

Impairment and restructuring charges by segment were as follows:

Year ended December 31, 2011:

	Mobile Industries	Process Industries	Aerospace & Defense	Steel	Corporate	Total
Impairment charges	$ 0.2	$ 0.3	$ –	$ –	$ –	$ 0.5
Severance expense and related benefit costs	0.2	(0.1)	–	–	–	0.1
Exit costs	13.0	0.3	0.5	–	–	13.8
Total	$ 13.4	$ 0.5	$ 0.5	$ –	$ –	$ 14.4

Year ended December 31, 2010:

	Mobile Industries	Process Industries	Aerospace & Defense	Steel	Corporate	Total
Impairment charges	$ 2.1	$ 0.6	$ 2.0	$ –	$ –	$ 4.7
Severance expense and related benefit costs	2.6	1.3	2.0	(0.1)	0.6	6.4
Exit costs	8.7	1.3	0.6	–	–	10.6
Total	$ 13.4	$ 3.2	$ 4.6	$ (0.1)	$ 0.6	$ 21.7

Year ended December 31, 2009:

	Mobile Industries	Process Industries	Aerospace & Defense	Steel	Corporate	Total
Impairment charges	$ 75.2	$ 30.4	$ 2.0	$ –	$ –	$ 107.6
Severance expense and related benefit costs	31.1	13.3	3.0	3.3	2.1	52.8
Exit costs	2.1	1.6	–	–	–	3.7
Total	$ 108.4	$ 45.3	$ 5.0	$ 3.3	$ 2.1	$ 164.1

The following discussion explains the major impairment and restructuring charges recorded for the periods presented; however, it is not intended to reflect a comprehensive discussion of all amounts in the tables above.

Workforce Reductions

In 2009, the Company began the realignment of its organization to improve efficiency and reduce costs as a result of the economic downturn that began during the latter part of 2008. The initiative was completed in 2010 and included both selling and administrative cost reductions, as well as manufacturing workforce reductions. During 2010, the Company recognized $5.6 million of severance and related benefit costs to eliminate approximately 200 employees. Of the $5.6 million charge for 2010, $2.0 million related to the Aerospace and Defense segment, $1.6 million related to the Process Industries segment, $1.4 million related to the Mobile Industries segment and $0.6 million related to Corporate positions. During 2009, the Company recognized $42.9 million of severance and related benefit costs, to eliminate approximately 3,280 employees. Of the $42.9 million charge, $26.0 million related to the Mobile Industries segment, $8.5 million related to the Process Industries segment, $3.3 million related to the Steel segment, $3.1 million related to the Aerospace and Defense segment and $2.0 million related to Corporate positions.

Torrington Campus

On July 20, 2009, the Company completed the sale of the remaining portion of its Torrington, Connecticut office complex. In anticipation of recording a loss upon completion of the sale of the office complex, the Company recorded an impairment charge of $6.4 million during the second quarter of 2009.

Note 10 – Impairment and Restructuring Charges (continued)

Mobile Industries

In March 2007, the Company announced the closure of its manufacturing facility in Sao Paulo, Brazil. The Company completed the closure of this manufacturing facility on March 31, 2010. Pretax costs associated with the closure could be as high as approximately $60 million, which includes restructuring costs and rationalization costs recorded in cost of products sold and selling, general and administrative expenses. Mobile Industries has incurred cumulative pretax expenses of approximately $47.7 million as of December 31, 2011 related to this closure. In 2011, 2010 and 2009, the Company recorded $12.5 million, $4.4 million and $1.7 million, respectively, of exit costs associated with the closure of this facility. The exit costs for 2011 and 2010 primarily related to environmental remediation costs, as well as workers' compensation claims for former employees in 2011. The Company accrues environmental remediation costs and workers' compensation claims when they are probable and estimable. In 2010 and 2009, the Company recorded $1.3 million and $5.2 million, respectively, of severance and related benefit costs. The Company also recorded impairment charges of $1.1 million associated with this closure in 2010. The impairment charges were recorded as a result of the carrying value of certain machinery and equipment exceeding their fair value.

In 2009, the Company recorded impairment charges of $71.7 million for certain fixed assets in the United States, Canada, France and China related to several automotive product lines. The Company reviewed these assets for impairment during the fourth quarter due to declining sales at that time and as a result of the Company's initiative to exit programs where adequate returns could not be obtained through pricing initiatives. Circumstances related to future revenue streams for customers coming out of bankruptcy and the results of its pricing initiatives did not become fully evident until the fourth quarter of 2009. Incorporating this information into its annual long-term forecasting process, the Company determined the undiscounted projected future cash flows for these product lines could not support the carrying value of these asset groups. The Company then arrived at fair value by either valuing the assets in use where the assets were still producing product or in exchange where the assets had been idled.

In addition to the above charges, the Company recorded $3.1 million of environmental exit costs in 2010 at the site of its former plant in Columbus, Ohio.

Process Industries

In 2009, the Company recorded impairment charges of $27.7 million, exit costs of $1.6 million and severance and related benefits of $0.6 million related to the rationalization of its three bearing plants in Canton, Ohio. In 2009, the Company closed two of the three bearing plants. The significant impairment charge was recorded during the second quarter of 2009 as a result of the rapid deterioration of the market sectors served by one of the rationalized plants resulting in the carrying value of the fixed assets for this plant exceeding their projected undiscounted future cash flows. The fair value was determined based on market comparisons to similar assets. In 2010, the Company recorded $1.0 million of exit costs primarily due to demolition costs.

In October 2009, the Company announced the consolidation of its distribution centers in Bucyrus, Ohio and Spartanburg, South Carolina into a leased facility near the existing Spartanburg location. The closure was completed in June 2011. During 2009, the Company recorded $4.5 million of severance and related benefit costs related to this closure.

Aerospace and Defense

In 2010, the Company recorded fixed asset impairment charges of $2.0 million at its location in Mesa, Arizona. The impairment charges were recorded as a result of the carrying value of certain machinery and equipment exceeding their expected future cash flows.

Note 10 – Impairment and Restructuring Charges (continued)

The following is a rollforward of the consolidated restructuring accrual for the years ended December 31:

	2011	2010
Beginning balance, January 1	**$ 22.1**	$ 34.0
Expense	**13.9**	17.0
Payments	**(14.2)**	(28.9)
Ending balance, December 31	**$ 21.8**	$ 22.1

The restructuring accrual at December 31, 2011 and 2010 was included in other current liabilities on the Consolidated Balance Sheets. The accrual at December 31, 2011 included $2.8 million of severance and related benefits, which are expected to be paid by June 2012. The remainder of the restructuring accrual at December 31, 2011 primarily represented environmental exit costs, which are principally related to Sao Paulo, Brazil. As of December 31, 2011, the Company has $14.8 million reserved for environmental matters, of which $10.5 million relates to Sao Paulo, Brazil. The Company adjusts environmental remediation accruals based on the best available estimate of costs to be incurred, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties. The Company's estimated total liability for this site ranges from a minimum of $10.5 million to a maximum of $16.1 million. It is possible that the estimate may change in the near term.

NOTE 11 – STOCK COMPENSATION PLANS

Under the Company's long-term incentive plan, shares of the Company's common stock have been made available to grant, at the discretion of the Compensation Committee of the Board of Directors, to officers and key employees in the form of stock option awards. Stock option awards typically have a ten-year term and generally vest in 25% increments annually beginning on the first anniversary of the date of grant. In addition to stock option awards, the Company has granted restricted shares under the long-term incentive plan. Restricted shares typically vest in 25% increments annually beginning on the first year anniversary of the date of grant and are expensed over the vesting period.

During 2011, 2010 and 2009, the Company recognized stock-based compensation expense of $9.4 million ($5.9 million after tax or $0.06 per diluted share), $8.8 million ($5.6 million after tax or $0.06 per diluted share) and $7.0 million ($4.5 million after tax or $0.05 per diluted share), respectively, for stock option awards.

The fair value of stock option awards granted during 2011, 2010 and 2009 was estimated at the date of grant using a Black-Scholes option-pricing method with the following assumptions:

	2011	2010	2009
Weighted average fair value per option	**$ 19.93**	$ 9.04	$ 4.44
Risk-free interest rate	**2.76%**	2.65%	2.04%
Dividend yield	**2.00%**	1.81%	2.65%
Expected stock volatility	**0.481**	0.470	0.430
Expected life – years	**6**	6	6

Historical information was the primary basis for the selection of the expected dividend yield, expected volatility and the expected lives of the options. The dividend yield was calculated based upon the last dividend prior to the grant compared to the trailing 12 months' daily stock prices. The risk-free interest rate was based upon yields of U.S. zero coupon issues with a term equal to the expected life of the option being valued. Forfeitures were estimated at 4%.

Note 11 – Stock Compensation Plans (continued)

A summary of option activity for the year ended December 31, 2011 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (millions)
Outstanding – beginning of year	**4,384,171**	**$ 23.80**		
Granted	**713,500**	**49.91**		
Exercised	**(937,347)**	**23.48**		
Canceled or expired	**(70,274)**	**28.33**		
Outstanding – end of year	**4,090,050**	**$ 28.35**	**7 years**	**$ 50.2**
Options expected to vest	**3,991,457**	**$ 28.33**	**7 years**	**$ 48.9**
Options exercisable	**1,806,166**	**$ 26.63**	**5 years**	**$ 21.8**

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $26.0 million, $25.7 million and $0.3 million, respectively. Net cash proceeds from the exercise of stock options were $16.6 million, $44.6 million and $0.8 million, respectively. Income tax benefits were $7.2 million, $5.8 million and $0.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

A summary of restricted share activity for the year ended December 31, 2011 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding – beginning of year	**698,352**	**$ 22.99**
Granted	**246,890**	**50.30**
Vested	**(302,924)**	**27.53**
Canceled or expired	**(18,676)**	**28.89**
Outstanding – end of year	**623,642**	**$ 31.41**

As of December 31, 2011, a total of 623,642 restricted shares have been awarded and are not vested. The Company distributed 302,924, 372,942 and 388,076 shares in 2011, 2010 and 2009, respectively, due to the vesting of these awards. The shares awarded in 2011, 2010 and 2009 totaled 246,890, 400,980 and 372,398, respectively. The Company recognized compensation expense of $7.5 million, $8.0 million and $7.9 million, for the years ended December 31, 2011, 2010 and 2009, respectively, relating to restricted shares.

As of December 31, 2011, the Company had unrecognized compensation expense of $29.3 million related to stock option awards and restricted shares. The unrecognized compensation expense is expected to be recognized over a total weighted average period of two years. The number of shares available for future grants for all plans at December 31, 2011 was 8,883,773.

The Company offers to certain employees a performance unit component under its long-term incentive plan in which awards are earned based on Company performance measured by two metrics over a three-year performance period. The Compensation Committee of the Board of Directors can elect to make payments that become due in the form of cash or the Company's common stock. A total of 34,756, 69,440 and 47,083 performance units were granted in 2011, 2010 and 2009, respectively. Performance units granted, if fully earned, would represent 811,578 shares of the Company's common stock at December 31, 2011. Since the inception of the plan, 159,641 performance units were canceled. Each performance unit has a cash value of $100.

NOTE 12 – RETIREMENT BENEFIT PLANS

The Company and its subsidiaries sponsor a number of defined benefit pension plans, which cover eligible employees, including certain employees in foreign countries. These plans are generally noncontributory. Pension benefits earned are generally based on years of service and compensation during active employment. The cash contributions for the Company's defined benefit pension plans were $291.1 million and $230.0 million in 2011 and 2010, respectively.

The following tables summarize the net periodic benefit cost information and the related assumptions used to measure the net period benefit cost for the years ended December 31:

	Defined Benefit Pension Plans		
	2011	2010	2009
Components of net periodic benefit cost			
Service cost	**$ 32.2**	$ 32.7	$ 39.7
Interest cost	**158.6**	157.9	158.9
Expected return on plan assets	**(214.9)**	(199.5)	(192.9)
Amortization of prior service cost	**9.4**	9.5	11.3
Amortization of net actuarial loss	**56.0**	51.9	35.8
Pension curtailments and settlements	**–**	0.4	3.0
Amortization of transition asset	**–**	–	(0.1)
Net periodic benefit cost	**$ 41.3**	$ 52.9	$ 55.7

Assumptions			
U.S. Plans:			
Discount rate	**5.75%**	6.00%	6.30%
Future compensation assumption	**2% to 3%**	2% to 3%	1.5% to 3%
Expected long-term return on plan assets	**8.50%**	8.75%	8.75%
International Plans:			
Discount rate	**4.75% to 9.0%**	5.25% to 8.5%	5.75% to 9%
Future compensation assumption	**2.5% to 8.84%**	2.66% to 6.12%	2.75% to 6.31%
Expected long-term return on plan assets	**3.5% to 9.0%**	4.25% to 9.5%	4.5% to 9.2%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same period that benefit payments will be required to be made. The expected rate of return on plan assets assumption is based on the weighted-average expected return on the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

Effective December 31, 2009, the Company sold its NRB operations. As part of the sale, JTEKT assumed responsibility for the pension obligations with respect to current employees, as well as certain retired employees of the NRB operations. The net periodic benefit cost related to these obligations included $2.6 million in 2009 related to the NRB operations and has been classified as discontinued operations. In addition, the Company recognized a total settlement of $17.6 million in 2009 as a result of JTEKT assuming responsibility for certain pension obligations.

For expense purposes in 2011, the Company applied a discount rate of 5.75% to its U.S. defined benefit pension plans. For expense purposes in 2012, the Company will apply a discount rate of 5.00% to its U.S. defined benefit pension plans. A 0.25 percentage point reduction in the discount rate would increase pension expense by approximately $5.0 million for 2012.

For expense purposes in 2011, the Company applied an expected rate of return of 8.50% for the Company's U.S. pension plan assets. For expense purposes in 2012, the Company will apply an expected rate of return on plan assets of 8.25%. A 0.25 percentage point reduction in the expected rate of return would increase pension expense by approximately $6.0 million for 2012.

Note 12 – Retirement Benefit Plans (continued)

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized on the Consolidated Balance Sheets of the defined benefit pension as of December 31, 2011 and 2010:

	Defined Benefit Pension Plans	
	2011	2010
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 2,816.3**	$ 2,767.6
Service cost	**32.2**	32.7
Interest cost	**158.6**	157.9
Amendments	**12.4**	1.0
Actuarial losses	**304.2**	60.5
Employee contributions	**0.2**	0.2
International plan exchange rate change	**(6.1)**	(11.4)
Divestitures	**–**	(5.5)
Benefits paid	**(193.2)**	(186.7)
Benefit obligation at end of year	**$ 3,124.6**	$ 2,816.3
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 2,423.0**	$ 2,079.8
Actual return on plan assets	**114.5**	311.4
Employee contributions	**0.2**	0.2
Company contributions / payments	**291.1**	230.0
International plan exchange rate change	**(3.7)**	(5.7)
Divesitures	**–**	(6.0)
Benefits paid	**(193.2)**	(186.7)
Fair value of plan assets at end of year	**$ 2,631.9**	$ 2,423.0
Funded status at end of year	**$ (492.7)**	$ (393.3)
Amounts recognized on the Consolidated Balance Sheets		
Non-current assets	**$ 4.4**	$ 6.9
Current liabilities	**(6.1)**	(5.7)
Non-current liabilities	**(491.0)**	(394.5)
	$ (492.7)	$ (393.3)

Note 12 – Retirement Benefit Plans (continued)

	Defined Benefit Pension Plans	
	2011	2010
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 1,312.8**	$ 966.8
Net prior service cost	**35.4**	32.3
Accumulated other comprehensive loss	**$ 1,348.2**	$ 999.1
Changes in plan assets and benefit obligations recognized in accumulated other comprehensive income (AOCI)		
AOCI at beginning of year	**$ 999.1**	$ 1,113.7
Net actuarial loss (gain)	**404.6**	(51.1)
Prior service cost	**12.4**	0.6
Recognized net actuarial loss	**(56.0)**	(51.9)
Recognized prior service cost	**(9.4)**	(9.5)
Foreign currency impact	**(2.5)**	(2.7)
Total recognized in accumulated other comprehensive income at December 31	**$ 1,348.2**	$ 999.1

The presentation in the above tables for amounts recognized in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets is before the effect of income taxes.

The following table summarizes assumptions used to measure the benefit obligation for the defined benefit pension plans at December 31:

	Defined Benefit Pension Plans	
	2011	2010
Assumptions		
U.S. Plans:		
Discount rate	**5.00%**	5.75%
Future compensation assumption	**2% to 3%**	2% to 3%
International Plans:		
Discount rate	**4.75% to 9.5%**	4.75% to 9%
Future compensation assumption	**2.5% to 8.0%**	2.5% to 8.84%

Defined benefit pension plans in the United States represent 87% of the benefit obligation and 88% of the fair value of plan assets as of December 31, 2011.

Certain of the Company's defined benefit pension plans were overfunded as of December 31, 2011. As a result, $4.4 million and $6.9 million at December 31, 2011 and 2010, respectively, are included in other non-current assets on the Consolidated Balance Sheets. The current portion of accrued pension cost, which is included in salaries, wages and benefits on the Consolidated Balance Sheets, was $6.1 million and $5.7 million at December 31, 2011 and 2010, respectively. In 2011, the current portion of accrued pension cost relates to unfunded plans and represents the actuarial present value of expected payments related to the plans to be made over the next 12 months.

Note 12 – Retirement Benefit Plans (continued)

The accumulated benefit obligations at December 31, 2011 exceeded the market value of plan assets for the majority of the Company's pension plans. For these plans, the projected benefit obligation was $3.1 billion, the accumulated benefit obligation was $3.0 billion and the fair value of plan assets was $2.6 billion at December 31, 2011.

The pension accumulated benefit obligation was $3.0 billion and $2.8 billion at December 31, 2011 and 2010, respectively.

In an environment of economic concerns and volatility in the global capital markets in 2011, investment performance increased the value of the Company's pension assets by 4.8%.

As of December 31, 2011 and 2010, the Company's defined benefit pension plans did not directly hold any shares of the Company's common stock.

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $82.8 million and $9.4 million, respectively.

PLAN ASSETS:

The Company's target allocation for pension plan assets, as well as the actual pension plan asset allocations as of December 31, 2011 and 2010, was as follows:

	Current Target Allocation	**Percentage of Pension Plan Assets at December 31,**	
Asset Category		**2011**	2010
Equity securities	42% to 52%	**48%**	55%
Debt securities	35% to 43%	**41%**	40%
Other	9% to 19%	**11%**	5%
Total	100%	**100%**	100%

The Company recognizes its overall responsibility to ensure that the assets of its various defined benefit pension plans are managed effectively and prudently and in compliance with its policy guidelines and all applicable laws. Preservation of capital is important; however, the Company also recognizes that appropriate levels of risk are necessary to allow its investment managers to achieve satisfactory long-term results consistent with the objectives and the fiduciary character of the pension funds. Asset allocations are established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for various asset classes. The expected rate of return for the investment portfolio is based on expected rates of return for various asset classes, as well as historical asset class and fund performance.

Note 12 – Retirement Benefit Plans (continued)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The following table presents the fair value hierarchy for those investments of the Company's pension assets measured at fair value on a recurring basis as of December 31, 2011:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 135.3	$ 135.3	$ –	$ –
Government and agency securities	163.2	132.8	30.4	–
Corporate bonds	376.0	–	376.0	–
Equity securities	661.8	661.8	–	–
Asset backed securities	15.1	–	15.1	–
Common collective funds – equities	478.5	–	478.5	–
Common collective funds – fixed income	509.5	–	509.5	–
Common collective funds – other	22.8	–	22.8	–
Limited partnerships	83.6	–	–	83.6
Real estate	185.4	125.7	–	59.7
Other assets	0.7	–	0.7	–
Total Assets	$ 2,631.9	$ 1,055.6	$ 1,433.0	$ 143.3

The following table presents the fair value hierarchy for those investments of the Company's pension assets measured at fair value on a recurring basis as of December 31, 2010:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 7.9	$ 7.9	$ –	$ –
Government and agency securities	155.5	129.2	26.3	–
Corporate bonds	470.7	–	470.7	–
Equity securities	845.4	845.4	–	–
Asset backed securities	21.8	–	21.8	–
Common collective funds – equities	483.7	–	464.5	19.2
Common collective funds – fixed income	317.4	–	317.4	–
Common collective funds – other	25.1	–	25.1	–
Limited partnerships	94.8	–	–	94.8
Other assets	0.7	0.7	–	–
Total Assets	$ 2,423.0	$ 983.2	$ 1,325.8	$ 114.0

Note 12 – Retirement Benefit Plans (continued)

The table below sets forth a summary of changes in the fair value of the level 3 assets for the year ended December 31, 2011 and 2010:

	Year Ended December 31,	
	2011	2010
Limited Partnerships and Equities:		
Balance, beginning of year	**$ 114.0**	$ 106.8
Transfers out of Westridge Investment	**(19.2)**	–
Purchases and sales, net	**58.1**	4.0
Realized/unrealized (loss) gain	**(9.6)**	3.2
	$ 143.3	$ 114.0

Cash and cash equivalents are valued at redemption value. Government and agency securities are valued at the closing price reported in the active market on which the individual securities are traded. Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Equity securities (both common and preferred stock) are valued at the closing price reported in the active market in which the individual security is traded. Common collective funds and asset-backed securities are valued based on quoted prices for similar assets in active markets. When such prices are unavailable, the Trustee determines a valuation from the market maker dealing in the particular security. The value of limited partnerships is based upon the general partner's own assumptions about the assumptions a market participant would use in pricing the assets and liabilities of the partnership.

On February 12, 2009, the Company was informed of alleged irregularities in the operation of one of its equity-related investments in its defined benefit pension plans. A court appointed a Receiver to take control of the investment firm and investigate this matter. In December 2009, the Company reduced the value of this investment to its expected net realizable value of approximately $19 million (the original investment was $50 million), reflecting the Receiver's preliminary findings. The Company included this investment in Level 3 at December 31, 2010 and 2009 since the fair value was an estimate of what the Company expected to receive from the Receiver and not reflective of observable market prices. On July 26, 2010, the Company received a payment of $20 million from one of its insurance carriers and the funds were transferred to its defined benefit pension plans. On December 21, 2010 and April 21, 2011 the Company's defined benefit pension plans received two payments from the Receiver totaling $25.8 million.

CASH FLOWS:

Employer Contributions to Defined Benefit Plans	
2010	$ 230.0
2011	291.1
2012 (planned)	165.0

Future benefit payments are expected to be as follows:

Benefit Payments	
2012	$ 240.4
2013	232.5
2014	223.9
2015	226.1
2016	227.6
2017–2021	1,135.9

Note 12 – Retirement Benefit Plans (continued)

Employee Savings Plans

The Company sponsors defined contribution retirement and savings plans covering substantially all employees in the United States and employees at certain non-U.S. locations. The Company has contributed Timken common stock to certain of these plans based on formulas established in the respective plan agreements. At December 31, 2011, the plans held 7,739,671 shares of the Company's common stock with a fair value of $299.6 million. Company contributions to the plans, including performance sharing, were $26.4 million in 2011, $21.1 million in 2010 and $19.3 million in 2009. The Company paid dividends totaling $5.7 million in 2011, $4.6 million in 2010 and $5.1 million in 2009 to plans holding shares of the Company's common stock.

NOTE 13 – POSTRETIREMENT BENEFIT PLANS

The Company and its subsidiaries sponsor several funded and unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and employee classification, certain health care plans contain contribution and cost-sharing features such as deductibles and coinsurance. The remaining health care and life insurance plans are noncontributory.

The following tables summarize the net periodic benefit cost information and the related assumptions used to measure the net periodic benefit cost for the years ended December 31:

	Postretirement Benefit Plans		
	2011	2010	2009
Components of net periodic benefit cost			
Service cost	**$ 2.5**	$ 2.1	$ 2.6
Interest cost	**32.9**	35.6	39.5
Expected return on plan assets	**(4.4)**	–	–
Amortization of prior service credit	**(0.3)**	(1.5)	(2.2)
Amortization of net actuarial loss	**2.9**	4.0	3.7
Net periodic benefit cost	**$ 33.6**	$ 40.2	$ 43.6

	Postretirement Benefits		
	2011	2010	2009
Assumptions			
Discount rate	**5.50%**	5.75%	6.3%
Rate of return	**5.00%**	0.00%	0.0%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same period that benefit payments will be required to be made. The expected rate of return on plan assets assumption is based on the weighted-average expected return on the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

For expense purposes in 2011, the Company applied a discount rate of 5.50% to its postretirement benefit plans. For expense purposes in 2012, the Company will apply a discount rate of 4.85% to its postretirement benefit plans. A 0.25 percentage point reduction in the discount rate would increase postretirement benefit expense by approximately $0.5 million for 2012.

In December 2010, the Company established a Voluntary Employee Benefit Association (VEBA) trust for The Timken Company Bargaining Unit Welfare Benefit Plan. For expense purposes in 2011, the Company applied an expected rate of return of 5.00% to the VEBA trust assets. For expense purposes in 2012, the Company will apply an expected rate of return on plan assets of 5.00%. A 0.25 percentage point reduction in the expected rate of return would increase postretirement benefit expense by approximately $0.5 million for 2012.

Note 13 – Postretirement Benefit Plans (continued)

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized on the Consolidated Balance Sheets of the defined benefit postretirement benefit plans as of December 31, 2011 and 2010:

	Postretirement Benefit Plans	
	2011	2010
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 644.0**	$ 662.7
Service cost	**2.5**	2.1
Interest cost	**32.9**	35.6
Amendments	**-**	1.7
Actuarial gains	**(2.8)**	(5.2)
International plan exchange rate change	**–**	0.1
Benefits paid	**(48.0)**	(53.0)
Benefit obligation at end of year	**$ 628.6**	$ 644.0
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 54.0**	$ –
Company contributions / payments	**164.9**	107.0
Benefits paid	**(48.0)**	(53.0)
Fair value of plan assets at end of year	**$ 170.9**	$ 54.0
Funded status at end of year	**$ (457.7)**	$ (590.0)
Amounts recognized on the Consolidated Balance Sheets		
Current liabilities	**$ (61.8)**	$ (58.8)
Non-current liabilities	**(395.9)**	(531.2)
	$ (457.7)	$ (590.0)
Amounts recognized in accumulated other comprehensive income		
Net actuarial loss	**$ 103.0**	$ 104.1
Net prior service cost	**6.5**	6.3
Accumulated other comprehensive income	**$ 109.5**	$ 110.4

Note 13 – Postretirement Benefit Plans (continued)

	Postretirement Benefit Plans	
	2011	2010
Changes in plan assets and benefit obligations recognized in accumulated other comprehensive income (AOCI)		
AOCI at beginning of year	**$ 110.4**	$ 116.6
Net actuarial loss (gains)	**1.7**	(5.4)
Prior service cost	**–**	1.7
Recognized net actuarial loss	**(2.9)**	(4.0)
Recognized prior service credit	**0.3**	1.5
Total recognized in accumulated other comprehensive income at December 31	**$ 109.5**	$ 110.4

The presentation in the above tables for amounts recognized in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets is before the effect of income taxes.

The following table summarizes assumptions used to measure the benefit obligation for the postretirement benefit plans at December 31:

	Postretirement Benefit Plans	
	2011	2010
Assumptions		
Discount rate	**4.85%**	5.50%
Rate of return	**5.00%**	5.00%

The current portion of accrued postretirement benefit cost, which is included in salaries, wages and benefits on the Consolidated Balance Sheets, was $61.8 million and $58.8 million at December 31, 2011 and 2010, respectively. In 2011, the current portion of accrued postretirement benefit cost relates to unfunded plans and represents the actuarial present value of expected payments related to the plans to be made over the next 12 months.

The estimated net loss and prior service credit for the postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $4.6 million and $ (0.3) million, respectively.

For measurement purposes, the Company assumed a weighted average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 7.9% for 2012, declining gradually to 5.0% in 2078 and thereafter; and 9.0% for 2012, declining gradually to 5.0% in 2078 and thereafter for prescription drug benefits; and 10.0% for 2012, declining gradually to 5.0% in 2078 and thereafter for HMO benefits.

The assumed health care cost trend rate may have a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would have increased the 2011 total service and interest cost components by $0.8 million and would have increased the postretirement benefit obligation by $15.3 million. A one percentage point decrease would provide corresponding reductions of $0.8 million and $14.2 million, respectively.

The Patient Protection and Affordable Care Act of 2010 (as amended) (PPACA) was enacted on March 23, 2010. PPACA consists of a broad range of provisions that may impact future plan design and administrative cost. The Company's actuary determined the impact PPACA has on the accumulated postretirement benefit obligation, to the extent measurable. The effect of PPACA was an increase in the reported postretirement benefit obligation of approximately $3.5 million. The 2011 net periodic postretirement benefit cost increased by approximately $0.6 million to reflect the impact of PPACA.

Note 13 –Postretirement Benefit Plans (continued)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) was signed into law on December 8, 2003. The Medicare Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription plans. The Company's actuary determined that the prescription drug benefit provided by the Company's postretirement plan is considered to be actuarially equivalent to the benefit provided under the Medicare Act. In accordance with ASC 715, "Compensation – Retirement Benefits," all measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes reflect the effects of the Medicare Act on the plan for the entire fiscal year. The 2011 expected subsidy was $3.2 million, of which $0.9 million was received prior to December 31, 2011.

PLAN ASSETS:

The Company's target allocation for the VEBA trust assets, as well as the actual VEBA trust asset allocation as of December 31, 2011 and 2010, was as follows:

	Current Target Allocation	Percentage of VEBA Assets at December 31,	
Asset Category		**2011**	2010
Equity securities	45% to 55%	**0%**	0%
Debt securities	45% to 55%	**100%**	100%
Total	100%	**100%**	100%

The Company recognizes its overall responsibility to ensure that the assets of its defined postretirement benefit plan are managed effectively and prudently and in compliance with its policy guidelines and all applicable laws. Preservation of capital is important; however, the Company also recognizes that appropriate levels of risk are necessary to allow its investment managers to achieve satisfactory long-term results consistent with the objectives and the fiduciary character of the postretirement funds. Asset allocations are established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for various asset classes. The expected rate of return for the investment portfolio is based on expected rates of return for various asset classes, as well as historical asset class and fund performance.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The following table presents the fair value hierarchy for those investments of the Company's VEBA trust assets measured at fair value on a recurring basis as of December 31, 2011:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	**$ 85.9**	**$ 85.9**	**$ –**	**$ –**
Common collective funds – fixed income	**85.0**	**–**	**85.0**	**–**
Total Assets	**$ 170.9**	**$ 85.9**	**$ 85.0**	**$ –**

Note 13 – Postretirement Benefit Plans (continued)

The following table presents the fair value hierarchy for those investments of the Company's VEBA trust assets measured at fair value on a recurring basis as of December 31, 2010:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 54.0	$ 54.0	$ –	$ –
Total Assets	$ 54.0	$ 54.0	$ –	$ –

Cash and cash equivalents are valued at redemption value. Common collective funds are valued based on quoted prices for similar assets in active markets. When such prices are unavailable, the Trustee determines a valuation from the market maker dealing in the particular security.

CASH FLOWS:

Employer Contributions to Postretirement Benefit Plans	
2010	$ 54.0
2011	125.0
2012 (planned)	100.0

Future benefit payments are expected to be as follows:

Benefit Payments	**Gross**	**Expected Medicare Subsidies**	**Net Including Medicare Subsidies**
2012	$ 66.9	$ 3.6	$ 63.3
2013	60.7	4.0	56.7
2014	59.9	4.3	55.6
2015	58.3	4.6	53.7
2016	56.9	4.3	52.6
2017–2021	257.2	22.7	234.5

NOTE 14 – SEGMENT INFORMATION

The Company operates under four reporting segments: (1) Mobile Industries; (2) Process Industries; (3) Aerospace and Defense; and (4) Steel.

Description of types of products and services from which each reportable segment derives its revenues

The Company's reportable segments are business units that target different industry sectors. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries.

The Mobile Industries segment includes global sales of bearings, mechanical power transmission components, drive-chains, roller-chains, augers and related products and services (other than steel) to a diverse customer base, including original equipment manufacturers and their suppliers of passenger cars, light trucks, medium to heavy-duty trucks, rail cars, locomotives, agricultural, construction and mining equipment. The Mobile Industries segment also includes aftermarket distribution operations for automotive and heavy truck applications.

The Process Industries segment includes global sales of bearings, mechanical power transmission components, industrial chains, augers and related products and services (other than steel) to a diverse customer base including original equipment manufacturers in the power transmission, energy and heavy industry market sectors. The Process Industries segment also includes aftermarket distribution operations for products other than steel and automotive applications.

The Aerospace and Defense segment includes sales of bearings, helicopter transmission systems, rotor head assemblies, turbine engine components, gears and other precision flight-critical components for commercial and military aviation applications. The Aerospace and Defense segment also provides aftermarket services, including repair and overhaul of engines, transmissions and fuel controls as well as aerospace bearing repair and component reconditioning. The Aerospace and Defense segment also includes sales of precision bearings and related products for health and positioning control applications.

The Steel segment includes sales of low and intermediate alloy and carbon grade steel in a wide range of solid and tubular sections with a variety of finishes. The Company also manufactures custom-made steel products including precision steel components. Less than 10% of the Company's steel is consumed in its bearing operations. In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers.

Measurement of segment profit or loss and segment assets

The Company evaluates performance and allocates resources based on return on capital and profitable growth. Effective January 1, 2011, the primary measurement used by management to measure the financial performance of each segment is EBIT (earnings before interest and taxes). Prior to January 1, 2011, the primary measurement used by management to measure the financial performance of each segment was "adjusted EBIT" (earnings before interest and taxes, excluding the effects of amounts related to certain items that management considered not representative of ongoing operations such as impairment and restructuring charges, manufacturing rationalization and integration costs, one-time gains and losses on disposal of non-strategic assets, allocated receipts or payments made under the U.S. Continued Dumping and Subsidy Offset Act (CDSOA), gains and losses on the dissolution of a subsidiary, acquisition-related currency exchange gains, and other items similar in nature). The change in 2011 was primarily due to the completion of most of the Company's previously-announced restructuring initiatives. Segment results for 2010 and 2009 have been reclassified to conform to the 2011 presentation of segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at values based on market prices, which creates intercompany profit on intersegment sales or transfers that is eliminated in consolidation.

Note 14 – Segment Information (continued)

Factors used by management to identify the enterprise's reportable segments

Net sales by geographic area are reported by the destination of net sales, which is reflective of how the Company operates its segments. Long-lived assets by geographic area are reported by the location of the subsidiary.

Export sales from the United States and Canada are less than 10% of revenue. The Company's Mobile Industries, Process Industries and Aerospace and Defense segments have historically participated in the global bearing industry while the Steel segment has concentrated primarily on U.S. customers.

Timken's non-U.S. operations are subject to normal international business risks not generally applicable to domestic business. These risks include currency fluctuation, changes in tariff restrictions, difficulties in establishing and maintaining relationships with local distributors and dealers, import and export licensing requirements, difficulties in staffing and managing geographically diverse operations and restrictive regulations by foreign governments, including price and exchange controls.

Geographic Financial Information

	2011	2010	2009
Net sales:			
United States	**$ 3,494.6**	$ 2,662.7	$ 1,943.2
Canada & Mexico	**268.4**	202.2	149.2
South America	**186.0**	162.3	104.4
Europe / Middle East / Africa	**652.3**	558.9	576.0
Asia–Pacific	**568.9**	469.4	368.8
	$ 5,170.2	$ 4,055.5	$ 3,141.6
Long–lived assets:			
United States	**$ 963.1**	$ 919.7	$ 976.4
Canada & Mexico	**16.3**	18.5	18.6
South America	**6.2**	7.8	6.7
Europe / Middle East / Africa	**102.0**	103.6	121.0
Asia–Pacific	**221.3**	218.1	212.5
	$ 1,308.9	$ 1,267.7	$ 1,335.2

Note 14 – Segment Information (continued)

	2011	2010	2009
Net sales to external customers:			
Mobile Industries	**$ 1,768.9**	$ 1,560.3	$ 1,245.0
Process Industries	**1,240.5**	900.0	806.0
Aerospace and Defense	**324.1**	338.3	417.7
Steel	**1,836.7**	1,256.9	672.9
	$ 5,170.2	$ 4,055.5	$ 3,141.6
Intersegment sales:			
Mobile Industries	**$ 0.5**	$ 0.3	$ –
Process Industries	**4.1**	3.4	2.7
Steel	**119.8**	102.6	42.0
	$ 124.4	$ 106.3	$ 44.7
Segment EBIT:			
Mobile Industries	**$ 243.2**	$ 207.6	$ (85.5)
Process Industries	**281.6**	133.6	72.6
Aerospace and Defense	**7.6**	16.7	65.4
Steel	**270.7**	146.2	(63.4)
Total EBIT, for reportable segments	**$ 803.1**	$ 504.1	$ (10.9)
Unallocated corporate expenses	**(75.4)**	(67.4)	(51.4)
Interest expense	**(36.8)**	(38.2)	(41.9)
Interest income	**5.6**	3.7	1.9
Intersegment adjustments	**0.3**	3.3	8.1
Income (loss) from continuing operations before income taxes	**$ 696.8**	$ 405.5	$ (94.2)
Assets employed at year-end:			
Mobile Industries	**$ 1,222.8**	$ 1,124.9	$ 1,226.7
Process Industries	**1,007.2**	707.9	682.9
Aerospace and Defense	**527.1**	500.6	531.5
Steel	**964.0**	809.2	633.6
Corporate	**631.0**	1,037.8	932.2
	$ 4,352.1	$ 4,180.4	$ 4,006.9
Capital expenditures:			
Mobile Industries	**$ 39.5**	$ 20.6	$ 23.8
Process Industries	**54.4**	41.5	51.1
Aerospace and Defense	**10.6**	9.7	8.5
Steel	**99.8**	43.7	29.9
Corporate	**1.0**	0.3	0.8
	$ 205.3	$ 115.8	$ 114.1
Depreciation and amortization:			
Mobile Industries	**$ 70.2**	$ 74.8	$ 86.4
Process Industries	**51.8**	42.6	41.6
Aerospace and Defense	**23.2**	24.2	25.2
Steel	**45.8**	46.1	45.9
Corporate	**1.5**	2.0	2.4
	$ 192.5	$ 189.7	$ 201.5

Corporate assets include corporate buildings and cash and cash equivalents. The decrease in corporate assets in 2011, compared to 2010, was due to a decrease in cash and cash equivalents.

NOTE 15 – INCOME TAXES

Income or loss from continuing operations before income taxes, based on geographic location of the operations to which such earnings are attributable, is provided below. As the Company has elected to treat certain foreign subsidiaries as branches for U.S. income tax purposes, pretax income attributable to the United States shown below may differ from the pretax income reported on the Company's annual U.S. Federal income tax return.

	Income (loss) from continuing operations before income taxes		
	2011	2010	2009
United States	**$ 527.6**	$ 281.6	$ (51.4)
Non-United States	**169.2**	123.9	(42.8)
Income (loss) from continuing operations before income taxes	**$ 696.8**	$ 405.5	$ (94.2)

The provision (benefit) for income taxes consisted of the following:

	2011	2010	2009
Current:			
Federal	**$ 78.5**	$ 48.3	$ (51.8)
State and local	**6.8**	2.6	2.4
Foreign	**55.1**	26.3	(1.6)
	140.4	77.2	(51.0)
Deferred:			
Federal	**93.0**	57.9	33.2
State and local	**11.7**	1.2	(6.4)
Foreign	**(4.9)**	(0.3)	(4.0)
	99.8	58.8	22.8
United States and foreign tax expense (benefit) on income (loss)	**$ 240.2**	$ 136.0	$ (28.2)

The Company made net income tax payments of approximately $101.9 million in 2011 and received net income tax refunds of approximately $16.0 million and $3.3 million in 2010 and 2009, respectively.

Note 15 – Income Taxes (continued)

The following table is the reconciliation between the provision (benefit) for income taxes and the amount computed by applying the U.S. Federal income tax rate of 35% to income before taxes:

	2011	2010	2009
Income tax at the U.S. federal statutory rate	**$ 243.9**	$ 141.9	$ (33.0)
Adjustments:			
State and local income taxes, net of federal tax benefit	**11.2**	2.5	(2.6)
Tax on foreign remittances and U.S. tax on foreign income	**15.3**	5.8	4.3
Foreign losses without current tax benefits	**7.7**	5.4	13.3
Foreign earnings taxed at different rates including tax holidays	**(26.4)**	(12.2)	(3.7)
U.S. domestic manufacturing deduction	**(6.6)**	(3.5)	1.3
U.S. research tax credit	**(1.5)**	(2.2)	(3.0)
Accruals and settlements related to tax audits	**1.2**	2.5	(1.7)
Patient Protection and Affordable Care Act	**–**	21.6	–
Contributions to voluntary employee benefits association	**–**	(19.8)	–
Other items, net	**(4.6)**	(6.0)	(3.1)
Provision (benefit) for income taxes	**$ 240.2**	$ 136.0	$ (28.2)
Effective income tax rate	**34.5%**	33.5 %	29.9%

In connection with various investment arrangements, the Company has been granted a "holiday" from income taxes at one affiliate in Asia for 2011 and two Asian affiliates in 2010 and 2009. These agreements began to expire at the end of 2010, with full expiration in 2018. In total, the agreements reduced income tax expense by $1.0 million in 2011, $1.1 million in 2010 and had no effect on the 2009 income tax expense. These savings resulted in an increase to earnings per diluted share of $0.01 in 2011 and $0.01 in 2010.

Income tax expense includes U.S. and international income taxes. Except as required under U.S. tax law, management does not provide U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since management intends to invest such undistributed earnings indefinitely outside the United States. Undistributed earnings of foreign subsidiaries that are indefinitely outside of the U.S. were $559.0 million and $484.0 million at December 31, 2011 and December 31, 2010, respectively. Determination of the unrecognized deferred tax liability that would be incurred if such amounts were repatriated is not practicable.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2011 and 2010 was as follows:

	2011	2010
Deferred tax assets:		
Accrued postretirement benefits cost	**$ 144.5**	$ 190.2
Accrued pension cost	**254.3**	185.6
Inventory	**18.1**	27.9
Other employee benefit accruals	**10.1**	7.1
Tax loss and credit carryforwards	**141.7**	140.4
Other, net	**74.0**	60.4
Valuation allowances	**(179.7)**	(174.9)
	463.0	436.7
Deferred tax liabilities – principally depreciation and amortization	**(218.0)**	(221.5)
Net deferred tax assets	**$ 245.0**	$ 215.2

Note 15 – Income Taxes (continued)

The Company has U.S. state and local loss credit carryforwards with tax benefits totaling $1.7 million and $3.3 million, respectively, portions of which will expire at the end of 2012. In addition, the Company has loss carryforwards in various non-U.S. jurisdictions with tax benefits totaling $136.2 million having various expiration dates, as well as tax credit carryforwards of $0.5 million. The Company has provided valuation allowances of $139.7 million against certain of these carryforwards. The majority of the non-U.S. loss carryforwards represent local country net operating losses for branches of the Company or entities treated as branches of the Company under U.S. tax law. Tax benefits have been recorded for these losses in the United States. The related local country net operating loss carryforwards are offset fully by valuation allowances. In addition to loss and credit carryforwards, the Company has provided valuation allowances of $40.0 million against other deferred tax assets.

As of December 31, 2011, the Company had approximately $87.2 million of total gross unrecognized tax benefits. Included in this amount was approximately $45.3 million, which represented the amount of unrecognized tax benefits that would favorably impact the Company's effective income tax rate in any future periods if such benefits were recognized. As of December 31, 2011, the Company anticipates a decrease in its unrecognized tax positions of approximately $42.0 million to $43.0 million during the next 12 months. The anticipated decrease is primarily due to settlements with tax authorities. As of December 31, 2011, the Company has accrued approximately $9.0 million of interest and penalties related to uncertain tax positions. The Company records interest and penalties related to uncertain tax positions as a component of income tax expense.

As of December 31, 2010, the Company had approximately $77.8 million of total gross unrecognized tax benefits. Included in this amount was approximately $46.1 million, which represents the amount of unrecognized tax benefits that would favorably impact the Company's effective income tax rate in any future periods if such benefits were recognized. As of December 31, 2010, the Company had accrued approximately $6.8 million of interest and penalties related to uncertain tax positions. The Company records interest and penalties related to uncertain tax positions as a component of income tax expense.

The following table reconciles the Company's total gross unrecognized tax benefits for the years ended December 31, 2011 and 2010:

	2011	2010
Beginning balance, January 1	**$ 77.8**	$ 77.8
Tax positions related to the current year:		
Additions	**1.3**	5.3
Tax positions related to prior years:		
Additions	**13.7**	15.9
Reductions	**(5.6)**	(8.7)
Settlements with tax authorities	**–**	(9.0)
Lapses in statutes of limitation	**–**	(3.5)
Ending balance, December 31	**$ 87.2**	$ 77.8

During 2011, gross unrecognized tax benefits increased primarily due to net additions related to various prior year and current year tax matters, including U.S. state and local taxes, and taxes related to the Company's international operations. These increases were partially offset by reductions related to prior year and current year tax matters, including U.S. state and local taxes and taxes related to the Company's international operations, and lapses in statutes of limitation on various tax matters.

The increase in gross unrecognized tax benefits of $5.3 million during 2010 was primarily due to net additions related to various prior year and current year tax matters, including U.S. state and local taxes, tax credits and taxes related to the Company's international operations.

As of December 31, 2011, the Company is subject to examination by the IRS for tax years 2006 to the present. The Company is also subject to tax examination in various U.S. state and local tax jurisdictions for tax years 2007 to the present, as well as various foreign tax jurisdictions, including Brazil, Germany, India and Canada for tax years 2004 to the present. The current portion of the Company's unrecognized tax benefits is presented on the Consolidated Balance Sheets within income taxes payable, and the non-current portion is presented as a component of other non-current liabilities.

NOTE 16 – FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The following tables present the fair value hierarchy for those assets and liabilities on the Consolidated Balance Sheets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Fair Value at December 31, 2011			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Cash and cash equivalents	**$ 464.8**	**$ 464.8**	**$ –**	**$ –**
Short-term investments	**46.6**	**46.6**	**–**	**–**
Foreign currency hedges	**1.2**	**–**	**1.2**	**–**
Total Assets	**$ 512.6**	**$ 511.4**	**$ 1.2**	**$ –**
Liabilities:				
Foreign currency hedges	**$ 8.8**	**$ –**	**$ 8.8**	**$ –**
Total Liabilities	**$ 8.8**	**$ –**	**$ 8.8**	**$ –**

	Fair Value at December 31, 2010			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 877.1	$ 877.1	$ –	$ –
Short-term investments	15.0	15.0	–	–
Foreign currency hedges	1.0	–	1.0	–
Total Assets	$ 893.1	$ 892.1	$ 1.0	$ –
Liabilities:				
Foreign currency hedges	$ 3.2	$ –	$ 3.2	$ –
Total Liabilities	$ 3.2	$ –	$ 3.2	$ –

Cash and cash equivalents are highly liquid investments with maturities of three month or less when purchased and are valued at redemption value. Short-term investments are investments with maturities between four months and one year and are valued at amortized cost, which approximates fair value. The Company uses publicly available foreign currency forward and spot rates to measure the fair value of its foreign currency forward contracts.

The Company does not believe it has significant concentrations of risk associated with the counterparts to its financial instruments.

Note 16 – Fair Value (continued)

The following table presents those assets measured at fair value on a nonrecurring basis for the year ended December 31, 2011 using Level 3 inputs:

	Carrying Value	Fair Value Adjustment	Fair Value
Assets held for sale:			
Inventories	**$ 4.7**	**$ (3.2)**	**$ 1.5**
Equity Investments	**6.9**	**(2.8)**	**4.1**
Total assets held for sale	**$ 11.6**	**$ (6.0)**	**$ 5.6**
Long-lived assets held and used:			
Fixed assets	**$ 0.5**	**$ (0.5)**	**$ –**
Total assets	**$ 12.1**	**$ (6.5)**	**$ 5.6**

In 2011, the Company made a strategic decision to exit certain non-strategic aerospace aftermarket product lines. The Company plans to exit these product lines within twelve months. The Company wrote-down inventory with a carrying value of $4.7 million to $1.5 million, which reflects management's best estimate of the value it would receive in a sale to a third party given the quantity and timing of the plan to exit these product lines.

Two of the Company's equity investments, International Component Supply Ltda. (ICS) and Endorsia International AB (Endorsia) were reviewed for impairment during the first half of 2011. With a combined value of $6.9 million, these equity investments were written down to their collective fair value of $4.1 million, resulting in an impairment charge of $2.8 million in other (expense) income during the first half of 2011. The fair value of the investment in ICS was based on the estimated sales proceeds to be received from a third party if the Company were to sell its interest in the joint venture. During the second quarter of 2011, the Company sold its investment in ICS for $4.8 million, resulting in a gain of $0.5 million when adjusting for currency. The Company's equity investment in Endorsia was completely written down. The fair value of this investment was based on the estimated proceeds to be received by the parties that own Endorsia from the liquidation of this joint venture.

The following table presents those assets measured at fair value on a nonrecurring basis for the year ended December 31, 2010 using Level 3 inputs:

	Carrying Value	Fair Value Adjustment	Fair Value
Long-lived assets held and used:			
Machinery and equipment at Brazil subsidiary	$ 1.1	$ (1.0)	$ 0.1
Machinery and equipment at Mesa, Arizona subsidiary	2.4	(2.0)	0.4
Other fixed assets	1.6	(1.0)	0.6
Indefinite-lived intangible assets	0.9	(0.7)	0.2
Total long-lived assets held and used	$ 6.0	$ (4.7)	$ 1.3

In 2010, machinery and equipment associated with the manufacturing facility in Sao Paulo, Brazil, with a carrying value of $1.1 million, were written down to their fair value of $0.1 million, resulting in an impairment charge of $1.0 million. Machinery and equipment associated with a manufacturing facility in Mesa, Arizona, with a carrying value of $2.4 million, were written down to their fair value of $0.4 million, resulting in an impairment charge of $2.0 million. Other fixed assets at various locations, with a carrying value of $1.6 million, were written down to their fair value of $0.6 million, resulting in an impairment charge of $1.0 million. The fair value for these assets was based on the price that would be received in a current transaction to sell the assets on a standalone basis, considering the age and physical attributes of the equipment compared to the cost of similar used machinery and equipment, as these assets have been idled. Lastly, indefinite-lived intangible assets, with a carrying value of $0.9 million, were written down to their fair value of $0.2 million, resulting in an impairment charge of $0.7 million. The Company used an income approach (a discounted cash flow model) to arrive at the fair value of these intangible assets.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, net, accounts payable, trade, short-term borrowings and long-term debt. Due to their short-term nature, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, net, accounts payable, trade and short-term borrowings are a reasonable estimate of their fair value. The fair value of the Company's long-term fixed-rate debt, based on quoted market prices, was $480.7 million and $468.7 million at December 31, 2011 and 2010, respectively. The carrying value of this debt was $428.9 million and $430.4 million at December 31, 2011 and 2010, respectively.

NOTE 17 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are commodity price risk, foreign currency exchange rate risk and interest rate risk. Forward contracts on various commodities are entered into in order to manage the price risk associated with forecasted purchases of natural gas used in the Company's manufacturing process. Forward contracts on various foreign currencies are entered into in order to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies. Other forward exchange contracts on various foreign currencies are entered into in order to manage the foreign currency exchange rate risk associated with certain of the Company's commitments denominated in foreign currencies. Interest rate swaps are entered into to manage interest rate risk associated with the Company's fixed and floating-rate borrowings.

The Company designates certain foreign currency forward contracts as cash flow hedges of forecasted revenues and certain interest rate hedges as fair value hedges of fixed-rate borrowings. The majority of the Company's natural gas forward contracts are not subject to any hedge designation as they are considered within the normal purchases exemption.

The Company does not purchase or hold any derivative financial instruments for trading purposes. As of December 31, 2011 and 2010, the Company had $145.2 million and $199.6 million, respectively, of outstanding foreign currency forward contracts at notional value. Refer to Note 16 – Fair Value for the fair value disclosure of derivative financial instruments.

CASH FLOW HEDGING STRATEGY

For certain derivative instruments that are designated as and qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion), or hedge components excluded from the assessment of effectiveness, are recognized in the Consolidated Statement of Income during the current period.

To protect against a reduction in the value of forecasted foreign currency cash flows resulting from export sales over the next year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted intra-group revenue or expense denominated in foreign currencies with forward contracts. When the dollar strengthens significantly against foreign currencies, the decline in the present value of future foreign currency revenue is offset by gains in the fair value of the forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the present value of future foreign currency cash flows is offset by losses in the fair value of the forward contracts.

FAIR VALUE HEDGING STRATEGY

For derivative instruments that are designated and qualify as fair value hedges (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item (i.e., in "interest expense" when the hedged item is fixed-rate debt).

NOTE 18 – RESEARCH AND DEVELOPMENT

The Company performs research and development under Company-funded programs and under contracts with the federal government and others. Expenditures committed to research and development amounted to $49.6 million, $49.9 million and $50.0 million in 2011, 2010 and 2009, respectively. Of these amounts, $0.3 million, $1.6 million and $1.7 million, respectively, were funded by others. Expenditures may fluctuate from year-to-year depending on special projects and needs.

NOTE 19 – PRIOR-PERIOD ADJUSTMENTS

During the third quarter of 2010, the Company recorded an adjustment related to its 2009 Consolidated Financial Statements. (Loss) income from discontinued operations, net of income taxes, decreased $1.3 million (after tax) due to a correction of an error related to a foreign currency translation adjustment for the Company's Canadian operations that were sold as part of the NRB divestiture. The Company realized during the third quarter of 2010 that this adjustment should have been written-off in the fourth quarter of 2009 and recognized as part of the loss on the sale of the NRB operations. Management of the Company concluded the effect of the third quarter adjustment was immaterial to the Company's full-year 2009 and third-quarter 2010 financial statements, as well as to the full-year 2010 financial statements.

During the first quarter of 2010, the Company recorded a $14.1 million adjustment to other comprehensive income for deferred taxes on postretirement prescription drug benefits, specifically the employer subsidy provided by the U.S. government under the Medicare Part D program (the Medicare Subsidy). The Company determined it had provided deferred taxes on postretirement benefit plan accruals recorded through other comprehensive income net of the Medicare Subsidy, rather than on a gross basis. The cumulative impact of this error resulted in a cumulative understatement of deferred tax assets totaling $14.1 million and a corresponding overstatement of accumulated other comprehensive loss. Management concluded the effect of the adjustment was not material to the Company's prior three fiscal years and the first quarter of 2010 financial statements, as well as the estimated full-year 2010 financial statements.

During the first quarter of 2009, the Company recorded two adjustments related to its 2008 Consolidated Financial Statements. Net income (loss) attributable to noncontrolling interest increased by $6.1 million (after-tax) due to a correction of an error related to the $18.4 million goodwill impairment loss the Company recorded in the fourth quarter of 2008 for the Mobile Industries segment. In recording this goodwill impairment loss, the Company did not recognize that a portion of the loss related to two separate subsidiaries in India and South Africa of which the Company holds less than 100% ownership. In addition, income (loss) from continuing operations before income taxes decreased by $3.4 million, or $0.04 per share, ($2.0 million after-tax or $0.02 per share) due to a correction of an error related to $3.4 million of in-process research and development costs that were recorded in other current assets with the anticipation of being paid for by a third-party. However, the Company subsequently realized that the balance could not be substantiated through a contract with a third party. The net effect of these errors understated 2008 net income attributable to The Timken Company of $267.7 million by $4.1 million. Furthermore, the net effect of these errors overstated the Company's first quarter 2009 net income attributable to The Timken Company of $0.9 million by $4.1 million. Had these adjustments been recorded in the fourth quarter of 2008, rather than the first quarter of 2009, the results for the first quarter of 2009 would have been a net loss attributable to The Timken Company of $3.2 million. Management of the Company concluded the effect of the first quarter adjustments was immaterial to the Company's full-year 2008 and first-quarter 2009 financial statements, as well as to the full-year 2009 financial statements.

NOTE 20 – QUARTERLY FINANCIAL DATA

(Unaudited)

2011	1st	2nd	3rd	4th	Total
Net sales	**$ 1,254.1**	**$ 1,329.6**	**$ 1,321.8**	**$ 1,264.7**	**$ 5,170.2**
Gross profit [1]	**333.3**	**350.5**	**343.3**	**342.6**	**1,369.7**
Impairment and restructuring charges [2]	**1.1**	**6.2**	**1.2**	**5.9**	**14.4**
Income from continuing operations	**113.8**	**122.3**	**112.2**	**108.3**	**456.6**
Net income	**113.8**	**122.3**	**112.2**	**108.3**	**456.6**
Net income (loss) attributable to noncontrolling interests	**1.1**	**0.8**	**1.2**	**(0.8)**	**2.3**
Net income attributable to The Timken Company	**112.7**	**121.5**	**111.0**	**109.1**	**454.3**
Net income per share – Basic:					
Income from continuing operations	**1.15**	**1.24**	**1.13**	**1.12**	**4.65**
Total net income per share	**1.15**	**1.24**	**1.13**	**1.12**	**4.65**
Net income per share – Diluted:					
Income from continuing operations	**1.13**	**1.22**	**1.12**	**1.11**	**4.59**
Total net income per share	**1.13**	**1.22**	**1.12**	**1.11**	**4.59**
Dividends per share	**0.18**	**0.20**	**0.20**	**0.20**	**0.78**

2010	1st	2nd	3rd	4th	Total
Net sales	$ 913.7	$ 1,011.4	$ 1,059.7	$ 1,070.7	$ 4,055.5
Gross profit	222.7	268.3	265.1	265. 6	1,021.7
Impairment and restructuring charges [3]	5.5	1.0	2.9	12.3	21.7
Income from continuing operations [4]	28.7	82.0	72.2	86.6	269.5
Income (loss) from discontinued operations [5]	0.3	4.2	(1.1)	4.0	7.4
Net income	29.0	86.2	71.1	90.6	276.9
Net income attributable to noncontrolling interests	0.4	0.6	0.8	0.3	2.1
Net income attributable to The Timken Company	28.6	85.6	70.3	90.3	274.8
Net income per share – Basic:					
Income from continuing operations	0.29	0.84	0.74	0.89	2.76
Income (loss) from discontinued operations	0.01	0.04	(0.01)	0.04	0.07
Total net income per share	0.30	0.88	0.73	0.93	2.83
Net income per share – Diluted:					
Income from continuing operations	0.29	0.84	0.73	0.87	2.73
Income (loss) from discontinued operations	–	0.04	(0.01)	0.04	0.08
Total net income per share	0.29	0.88	0.72	0.91	2.81
Dividends per share	0.09	0.13	0.13	0.18	0.53

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

(1) Gross profit for the second quarter of 2011 includes an inventory write-down of $3.2 million related to the Company's decision to exit certain non-strategic aerospace aftermarket product lines.

(2) Impairment and restructuring charges for the second quarter of 2011 include exit costs of $5.6 million, impairment charges of $0.4 million and severance and related benefit costs of $0.2 million. Impairment and restructuring charges for the fourth quarter of 2011 include exit costs of $5.9 million.

(3) Impairment and restructuring charges for the first quarter of 2010 include severance and related benefit costs of $5.0 million and exit costs of $0.5 million. Impairment and restructuring charges for the fourth quarter of 2010 include exit costs of $8.2 million, impairment charges of $2.7 million and severance and related benefit costs of $1.4 million.

(4) Income from continuing operations for the first quarter of 2010 includes a charge of $21.6 million to record the deferred tax impact of the PPACA. Income from continuing operations for the fourth quarter of 2010 includes an income tax benefit of $19.8 million related to contributions to a VEBA trust.

(5) Discontinued operations for 2010 reflects a working capital adjustment related to the sale of the NRB operations, net of tax.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Timken Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 17, 2012

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company's management carried out an evaluation, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

There have been no changes during the Company's fourth quarter of 2011 in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The Timken Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Timken's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Timken management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment under COSO's "Internal Control-Integrated Framework," management believes that, as of December 31, 2011, Timken's internal control over financial reporting is effective.

On July 1, 2011, the Company acquired the assets of Philadelphia Gear, which now the Company operates as Timken Gears and Services Inc. On October 3, 2011, the Company acquired Drives, which now the Company operates as Timken Drives LLC. As permitted by SEC guidance, the scope of Timken's evaluation of internal control over financial reporting as of December 31, 2011 did not include the internal control over financial reporting of Timken Gears and Services Inc. and Timken Drives LLC. The results of Timken Gears and Services Inc. and Timken Drives LLC are included in the Company's consolidated financial statements beginning July 1, 2011 and October 3, 2011, respectively. The total assets of Timken Gears and Services Inc. and Timken Drives LLC represented less than six and three percent, respectively, of the Company's total assets at December 31, 2011. Net sales of Timken Gears and Services Inc. and Timken Drives LLC represented less than two and one percent, respectively, of the Company's consolidated net sales for the year then ended and less than four and one percent, respectively, of net income for the year then ended. The Company will include Timken Gears and Services Inc. and Timken Drives LLC in the Company's internal control over financial reporting assessment as of December 31, 2012.

Ernst & Young LLP, independent registered public accounting firm, has issued an audit report on our assessment of Timken's internal control over financial reporting as of December 31, 2011, which is presented below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Timken Company

We have audited The Timken Company and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Timken Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Management on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Timken Gears and Services Inc. and Timken Drives LLC, which are included in the 2011 consolidated financial statements of The Timken Company and subsidiaries. The total assets of Timken Gears and Services Inc. and Timken Drives LLC represented less than six and three percent, respectively, of the Company's total assets at December 31, 2011. Net sales of Timken Gears and Services Inc. and Timken Drives LLC represented less than two and one percent, respectively, of net sales for the year then ended and less than four and one percent, respectively, of net income for the year then ended. Our audit of internal control over financial reporting of The Timken Company and subsidiaries' also did not include an evaluation of the internal control over financial reporting of Timken Gears and Services Inc. or Timken Drives LLC.

In our opinion, The Timken Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 17, 2012

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Required information is set forth under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the proxy statement filed in connection with the annual meeting of shareholders to be held May 8, 2012, and is incorporated herein by reference. Information regarding the executive officers of the registrant is included in Part I hereof. Information regarding the Company's Audit Committee and its Audit Committee Financial Expert is set forth under the caption "Audit Committee" in the proxy statement filed in connection with the annual meeting of shareholders to be held May 8, 2012, and is incorporated herein by reference.

The General Policies and Procedures of the Board of Directors of the Company and the charters of its Audit Committee, Compensation Committee and Nominating and Governance Committee are also available on the Company's website at www.timken.com and are available to any shareholder upon request to the Corporate Secretary. The information on the Company's website is not incorporated by reference into this Annual Report on Form 10-K.

The Company has adopted a code of ethics that applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer, as well as its directors. The Company's code of ethics, The Timken Company Standards of Business Ethics Policy, is available on its website at www.timken.com. The Company intends to disclose any amendment to, or waiver from, its code of ethics by posting such amendment or waiver, as applicable, on its website.

ITEM 11. EXECUTIVE COMPENSATION

Required information is set forth under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested," "Pension Benefits," "Nonqualified Deferred Compensation," "Potential Payments Upon Termination of Employment or Change-in-Control," "Director Compensation," "Compensation Committee," "Compensation Committee Report" in the proxy statement filed in connection with the annual meeting of shareholders to be held May 8, 2012, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Required information, including with respect to institutional investors owning more than 5% of the Company's common stock, is set forth under the caption "Beneficial Ownership of Common Stock" in the proxy statement filed in connection with the annual meeting of shareholders to be held May 8, 2012, and is incorporated herein by reference.

Required information is set forth under the caption "Equity Compensation Plan Information" in the proxy statement filed in connection with the annual meeting of shareholders to be held May 8, 2012, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Required information is set forth under the caption "Election of Directors" in the proxy statement issued in connection with the annual meeting of shareholders to be held May 8, 2012, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Required information regarding fees paid to and services provided by the Company's independent auditor during the years ended December 31, 2011 and 2010 and the pre-approval policies and procedures of the Audit Committee of the Company's Board of Directors is set forth under the caption "Auditors" in the proxy statement issued in connection with the annual meeting of shareholders to be held May 8, 2012, and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) – Financial Statements are included in Part II, Item 8 of the Annual Report on Form 10-K.

(a)(2) – Schedule II – Valuation and Qualifying Accounts is submitted as a separate section of this report. Schedules I, III, IV and V are not applicable to the Company and, therefore, have been omitted.

(a)(3) Listing of Exhibits

Exhibit

(2.1) Sale and Purchase Agreement, dated as of July 29, 2009, by and between The Timken Company and JTEKT Corporation, was filed on July 29, 2009 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(3.1) Amended Articles of Incorporation of The Timken Company, (effective April 16, 1996) were filed with Form S-8 dated April 16, 1996 (Registration No. 333-02553) and are incorporated herein by reference.

(3.2) Amended Regulations of The Timken Company adopted on May 11, 2010, were filed on August 5, 2010 with Form 10-Q (Commission File No. 1-1169) and are incorporated herein by reference.

(4.1) Second Amended and Restated Credit Agreement, dated as of May 11, 2011, by and among: The Timken Company together with certain of its subsidiaries as Guarantors; Bank of America, N.A. and KeyBank National Association as Co-Administrative Agents; KeyBank National Association as Paying Agent, L/C Issuer and Swing Line Lender; and the other Lenders party thereto, was filed on May 12, 2011 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(4.2) Indenture dated as of July 1, 1990, between The Timken Company and Ameritrust Company of New York, was filed with Form S-3 dated July 12, 1990 (Registration No. 333-35773) and is incorporated herein by reference.

(4.3) First Supplemental Indenture, dated as of July 24, 1996, by and between The Timken Company and Mellon Bank, N.A. was filed on November 13, 1996 with Form 10-Q (Commission File No. 1-1169) and is incorporated herein by reference.

(4.4) Indenture, dated as of February 18, 2003, between The Timken Company and The Bank of New York, as Trustee, providing for Issuance of Notes in Series was filed on March 27, 2003 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(4.5) First Supplemental Indenture, dated as of September 14, 2009, by and between The Timken Company and The Bank of New York Mellon Trust Company, N.A. (successor to The Bank of New York Mellon (formerly known as The Bank of New York)), was filed on November 11, 2009 with Form 10-Q (Commission File No. 1-1169) and is incorporated herein by reference.

(4.6) The Company is also a party to agreements with respect to other long-term debt in total amount less than 10% of the Registrant's consolidated total assets. The Registrant agrees to furnish a copy of such agreements upon request.

(4.7) Receivables Purchase Agreement, dated as of November 10, 2010, by and among: Timken Receivables Corporation; The Timken Corporation; the Purchasers from time to time parties thereto; Fifth Third Bank and the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch was filed on November 10, 2010 with Form 8-K (Commission File no. 1-1169) and is incorporated herein by reference.

(4.8) Second Amended and Restated Receivables Sale Agreement, dated as of November 10, 2010, between The Timken Corporation and Timken Receivables Corporation was filed on November 10, 2010 with Form 8-K (Commission File no. 1-1169) and is incorporated herein by reference.

(4.9) Receivables Sale Agreement, dated as of November 10, 2010, between MPB Corporation and Timken Receivables Corporation was filed on November 10, 2010 with Form 8-K (Commission File no. 1-1169) and is incorporated herein by reference.

Listing of Exhibits (continued)

Management Contracts and Compensation Plans

Exhibit

(10.1) The Timken Company 1996 Deferred Compensation Plan for officers and other key employees, amended and restated effective December 31, 2010, is attached hereto as Exhibit 10.1.

(10.2) The Timken Company Director Deferred Compensation Plan, amended and restated effective December 31, 2008, was filed on February 25, 2010 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.3) Form of The Timken Company 1996 Deferred Compensation Plan Election Agreement, amended and restated as of January 1, 2008, was filed on February 25, 2010 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.4) Form of The Timken Company Director Deferred Compensation Plan Election Agreement, amended and restated as of January 1, 2008, was filed on February 25, 2010 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.5) The Timken Company Long-Term Incentive Plan for directors, officers and other key employees as amended and restated as of February 5, 2008 and approved by the shareholders on May 1, 2008 was filed on March 18, 2008 as Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A (Commission File No. 1-1169) and is incorporated herein by reference.

(10.6) The Timken Company 2011 Long-Term Incentive Plan for directors, officers and other key employees as approved by the shareholders on May 10, 2011 was filed on May 12, 2011 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.7) Amended and Restated Supplemental Pension Plan of The Timken Company, amended and restated effective as of January 1, 2011, is attached hereto as Exhibit 10.2.

(10.8) The Timken Company Senior Executive Management Performance Plan, as amended and restated as of February 8, 2010 and approved by shareholders May 11, 2010, was filed on May 12, 2010 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.9) Form of Amended and Restated Severance Agreement (for Executive Officers appointed prior to January 1, 2011) was filed on December 18, 2009 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.10) Form of Severance Agreement (for Executive Officers appointed on or after January 1, 2011 and other officers) as adopted on December 9, 2010 was filed on February 22, 2011 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.11) Amendment No. 1 to the Amended and Restated Severance Agreement (for Executive Officers appointed prior to January 1, 2011) as adopted on December 9, 2010 was filed on February 22, 2011 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.12) Form of Indemnification Agreement entered into with all Directors who are not Executive Officers of the Company was filed on April 1, 1991 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.13) Form of Indemnification Agreement entered into with all Executive Officers of the Company who are not Directors of the Company was filed on April 1, 1991 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.14) Form of Indemnification Agreement entered into with all Executive Officers of the Company who are also Directors of the Company was filed on April 1, 1991 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.15) Form of Amended and Restated Employee Excess Benefits Agreement entered into with certain Executive Officers and certain key employees of the Company, was filed on February 26, 2009 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

Listing of Exhibits (continued)

Management Contracts and Compensation Plans (continued)

Exhibit

(10.16) Form of Amended and Restated Employee Excess Benefits Agreement entered into with the Chief Executive Officer and the President of Steel, was filed on February 26, 2009 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.17) Form of Employee Excess Benefits Agreement, entered into with all Executive Officers after January 1, 2011, was filed on August 4, 2011 with Form 10-Q (Commission File No. 1-1169) and is incorporated herein by reference.

(10.18) Form of Amendment No. 1 to The Amended and Restated Employee Excess Benefit Agreement, entered into with certain Executive Officers and certain key employees of the Company, was filed on September 2, 2009 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.19) Form of Amendment No. 1 to The Amended and Restated Employee Excess Benefits Agreement with all Executive Officers after January 1, 2011 and Form of Amendment No. 2 to the Amended and Restated Excess Benefits Agreement with certain Executive Officers and certain key employees of the Company, as adopted December 8, 2011, is attached hereto as Exhibit 10.3.

(10.20) Form of Amendment No. 1 to The Amended and Restated Employee Excess Benefits Agreement entered into with the Chief Executive Officer and the President of Steel, as adopted December 8, 2011, is attached hereto as Exhibit 10.4.

(10.21) Form of Amendment No. 2 to The Amended and Restated Employee Excess Benefits Agreement entered into with the Chief Executive Officer and the President of Steel, as adopted December 8, 2011, is attached hereto as Exhibit 10.5.

(10.22) Form of Nonqualified Stock Option Agreement for special award options (performance vesting), as adopted on April 18, 2000, was filed on May 12, 2000 with Form 10-Q (Commission File No. 1-1169) and is incorporated herein by reference.

(10.23) Form of Nonqualified Stock Option Agreement for nontransferable options without dividend credit, as adopted on April 17, 2001, was filed on May 14, 2001 with Form 10-Q (Commission File No. 1-1169) and is incorporated herein by reference.

(10.24) Form of Nonqualified Stock Option Agreement for Officers, as adopted on January 31, 2005, was filed on February 4, 2005 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.25) Form of Nonqualified Stock Option Agreement for Non-Employee Directors, as adopted on January 31, 2005, was filed on March 15, 2005 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.26) Form of Nonqualified Stock Option Agreement for Officers, as adopted on February 6, 2006, was filed on February 10, 2006 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.27) Form of Nonqualified Stock Option Agreement for Officers, as adopted on November 6, 2008, was filed on February 26, 2009 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.28) Form of Nonqualified Stock Option Agreement for Officers, as adopted on December 10, 2009, was filed on February 25, 2010 with Form 10-K (Commission File No. 1-1169), and is incorporated herein by reference.

(10.29) Form of Nonqualified Stock Option Agreement for Non-Employee Directors, as adopted on December 8, 2011, is attached hereto as Exhibit 10.6.

(10.30) Form of Nonqualified Stock Option Agreement for transferable options for Officers, as adopted on December 8, 2011, is attached hereto as Exhibit 10.7.

(10.31) Form of Nonqualified Stock Option Agreement for non-transferable options for Non-Officer Employees, as adopted on December 8, 2011, is attached hereto as Exhibit 10.8.

Listing of Exhibits (continued)

Management Contracts and Compensation Plans (continued)

Exhibit

(10.32) Form of Restricted Share Agreement for Non-Employee Directors, as adopted on January 31, 2005, was filed on March 15, 2005 with Form 10-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.33) Form of Restricted Shares Agreement, as adopted on February 6, 2006, was filed on February 10, 2006 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.34) Form of Restricted Shares Agreement, as adopted on November 6, 2008, is attached hereto as Exhibit 10.9.

(10.35) Form of Restricted Share Agreement for Non-Employee Directors, as adopted on December 8, 2011, is attached hereto as Exhibit 10.10.

(10.36) Form of Performance-Vested Restricted Shares Agreement for Executive Officers, as adopted on February 4, 2008, was filed on February 7, 2008 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.37) Form of Performance Unit Agreement, as adopted on February 4, 2008, was filed on February 7, 2008 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.38) Form of Performance Shares Agreement was filed on February 11, 2010 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.39) Form of Performance Unit Agreement (2010-2012 Grant) was filed on March 30, 2010 with Form 8-K (Commission File No. 1-1169) and is incorporated herein by reference.

(10.40) Form of Deferred Shares Agreement, as adopted on November 6, 2008, is attached hereto as Exhibit 10.11.

(10.41) Form of Deferred Shares Agreement, as adopted on February 2, 2009, is attached hereto as Exhibit 10.12.

(10.42) Form of Deferred Shares Agreement entered into with employees after January 1, 2012, as adopted on December 8, 2011, is attached hereto as Exhibit 10.13.

(12) Computation of Ratio of Earnings to Fixed Charges.

(21) A list of subsidiaries of the Registrant.

(23) Consent of Independent Registered Public Accounting Firm.

(24) Power of Attorney.

(31.1) Principal Executive Officer's Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31.2) Principal Financial Officer's Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(101) Financial statements from the Annual Report on Form 10-K of The Timken Company for the year ended December 31, 2011, formatted in XBRL: (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Shareholders' Equity and (v) the Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TIMKEN COMPANY

By /s/ James W. Griffith

James W. Griffith
President, Chief Executive Officer and Director
(Principal Executive Officer)
Date: February 17, 2012

By /s/ Glenn A. Eisenberg

Glenn A. Eisenberg
Executive Vice President – Finance
and Administration (Principal Financial Officer)
Date: February 17, 2012

By /s/ J. Ted Mihaila

J. Ted Mihaila
Senior Vice President and Controller
(Principal Accounting Officer)
Date: February 17, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ John M. Ballbach*

John M. Ballbach – Director
Date: February 17, 2012

By /s/ Phillip R. Cox*

Phillip R. Cox – Director
Date: February 17, 2012

By /s/ John A. Luke, Jr.*

John A. Luke, Jr. – Director
Date: February 17, 2012

By /s/ Joseph W. Ralston*

Joseph W. Ralston – Director
Date: February 17, 2012

By /s/ John P. Reilly*

John P. Reilly – Director
Date: February 17, 2012

By /s/ Frank C. Sullivan*

Frank C. Sullivan – Director
Date: February 17, 2012

By /s/ John M. Timken, Jr.*

John M. Timken, Jr. – Director
Date: February 17, 2012

By /s/ Ward J. Timken*

Ward J. Timken – Director
Date: February 17, 2012

By /s/ Ward J. Timken, Jr.*

Ward J. Timken, Jr. – Director
Date: February 17, 2012

By /s/ Jacqueline F. Woods*

Jacqueline F. Woods – Director
Date: February 17, 2012

*By /s/ Glenn A. Eisenberg

Glenn A. Eisenberg, attorney-in-fact
By authority of Power of Attorney
filed as Exhibit 24 hereto
Date: February 17, 2012

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

THE TIMKEN COMPANY AND SUBSIDIARIES

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for uncollectible accounts					
Year ended December 31, 2011	**$ 27.6**	**14.4 [1]**	**(2.5) [4]**	**20.5 [6]**	**$ 19.0**
Year ended December 31, 2010	$ 41.6	16.5 [1]	(1.2) [4]	29.3 [6]	$ 27.6
Year ended December 31, 2009	$ 55.0	38.2 [1]	0.5 [4]	52.1 [6]	$ 41.6
Allowance for surplus and obsolete inventory					
Year ended December 31, 2011	**$ 30.8**	**12.2 [2]**	**5.2 [4]**	**17.3 [7]**	**$ 30.9**
Year ended December 31, 2010	$ 30.8	19.9 [2]	0.4 [4]	20.3 [7]	$ 30.8
Year ended December 31, 2009	$ 24.7	31.4 [2]	1.7 [4]	27.0 [7]	$ 30.8
Valuation allowance on deferred tax assets					
Year ended December 31, 2011	**$ 174.9**	**22.6 [3]**	**(3.9) [5]**	**13.9 [8]**	**$ 179.7**
Year ended December 31, 2010	$ 222.5	11.1 [3]	(11.9) [5]	46.8 [8]	$ 174.9
Year ended December 31, 2009	$ 159.6	57.8 [3]	16.3 [5]	11.2 [8]	$ 222.5

(1) Provision for uncollectible accounts included in expenses.

(2) Provisions for surplus and obsolete inventory included in expenses.

(3) Increase in valuation allowance is recorded as a component of the provision for income taxes.

(4) Currency translation and change in reserves due to acquisitions, net of divestitures.

(5) Includes valuation allowances recorded against other comprehensive income/loss or goodwill.

(6) Actual accounts written off against the allowance – net of recoveries.

(7) Inventory items written off against the allowance.

(8) Amount primarily relates to the reversal of valuation allowances due to the realization of net operating loss carryforwards.

EXHIBIT 31.1

PRINCIPAL EXECUTIVE OFFICER'S CERTIFICATIONS
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James W. Griffith, certify that:

1. I have reviewed this annual report on Form 10-K of The Timken Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2012

By: /s/ James W. Griffith

James W. Griffith,
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

PRINCIPAL FINANCIAL OFFICER'S CERTIFICATIONS

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glenn A. Eisenberg, certify that:

1. I have reviewed this annual report on Form 10-K of The Timken Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2012

By: /s/ Glenn A. Eisenberg

Glenn A. Eisenberg
Executive Vice President –
Finance and Administration
(Principal Financial Officer)

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Timken Company (the "Company") on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 17, 2012

By: /s/ James W. Griffith

James W. Griffith
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Glenn A. Eisenberg

Glenn A. Eisenberg
Executive Vice President –
Finance and Administration
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. 1350 and is not being filed as part of the Report or as a separate disclosure document.

SHAREHOLDER INFORMATION

CORPORATE OFFICES

The Timken Company
1835 Dueber Avenue, S.W.
Canton, OH 44706-2798

Telephone: 330-438-3000
Website: www.timken.com

STOCK LISTING

Timken stock is traded on the New York Stock Exchange under the symbol TKR.

ANNUAL MEETING OF SHAREHOLDERS

May 8, 2012, 10 a.m., Timken Corporate Offices

Please direct meeting inquiries to Scott Scherff, Corporate Secretary and Vice President – Ethics and Compliance, at 330-471-4226.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Huntington Building
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

PUBLICATIONS

The Annual Meeting Notice and Proxy Card are mailed to shareholders in March.

Copies of the Annual Report, Proxy Statement, Forms 10-K and 10-Q may be obtained from the company's website, www.timken.com/investors, or by written request at no charge from:

The Timken Company
Shareholder Relations, GNE-04
P.O. Box 6928
Canton, OH 44706-0928

SHAREHOLDER INFORMATION

Dividends on common stock are generally payable in March, June, September and December.

The Timken Company offers an open enrollment dividend reinvestment and stock purchase plan through its transfer agent Wells Fargo. This program allows current shareholders and new investors the opportunity to purchase shares of common stock without a broker.

Shareholders of record may increase their investment in the company by reinvesting their dividends at no cost. Shares held in the name of a broker must be transferred to the shareholder's name to permit reinvestment. Information and enrollment materials are available online or by contacting Wells Fargo.

Inquiries regarding dividend reinvestment, dividend payments, change of address or lost certificates should be directed to:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0856

Phone: 800-468-9716 or 651-450-4064

Wells Fargo Shareowner Services website:
www.shareowneronline.com

INVESTOR RELATIONS

Investors and securities analysts may contact:

Steve Tschiegg
Director – Capital Markets
and Investor Relations

The Timken Company
1835 Dueber Avenue, S.W.
Canton, OH 44706-0928
Telephone: 330-471-7446
e-mail: steve.tschiegg@timken.com

TIMKEN

Bearings • Steel •
Power Transmission Systems •
Precision Components • Gears •
Chain • Augers • Seals •
Lubrication • Industrial Services •
Remanufacture and Repair

www.timken.com

16M 03-12: 05 Order No. 10515